
12026833

# INLAND DIVERSIFIED

INLAND® REAL ESTATE TRUST, INC.

## Annual Report | 2011


JCPenney
Shoppes at Prairie Ridge - Pleasant Prairie, WI

Harvest Square - Harvest, AL


KOHL'S
Mullins Crossing Shopping Center - Evans, GA


BED BATH &
BEYOND
Landstown Commons - Virginia Beach, VA


Pick 'n Save
Pick 'n Save Grocery Store - Burlington, WI

# December 31, 2011
# Inland Diversified 10K Key
(Dollar amounts in thousands)

| | |
|---|---|
| **Total Assets** | $ 1,010,836 |
| Real Estate | $ 914,127 |
| Cash | $ 60,254 |
| Securities | $ 17,903 |
| Other | $ 18,552 |
| | |
| **Total Debt** | $ 464,956 |
| Mortgage Payable | $ 462,418 |
| Mortgage Debt to Total Assets | 46% |
| | |
| **Total Number of Properties** | 49 |
| Retail | 46 |
| Office | 2 |
| Multi-family | 1 |
| Economic Occupancy | 97.3% |

| | Year Ended 12/31/2011 |
|---|---|
| **Current Distribution Rate** | 6.0% |
| Cash Flow From Operations | $ 27,872 |
| Funds From Operations (FFO) | $ 26,672 |
| Distributions Paid | $ 23,641 |

**Top Tenants, Based on Annualized Base Rent of Portfolio As of 12/31/2011**

| | |
|---|---|
| Kohl's | 7.0% |
| Publix | 4.3% |
| PetSmart | 4.3% |
| Best Buy | 2.8% |
| Walgreens | 2.6% |



Shefsky
& Froelich
Attorneys at Law
1970-2010



111 E. Wacker Drive, Suite 2800
Chicago, Illinois 60601-3713

Tel 312.527.4000 Fax 312.527.4011
www.shefskylaw.com

**Kristin A. Orlando**
Direct: (312) 836-4092
Facsimile: (312) 275-7585
E-mail: korlando@shefskylaw.com


IN REFERENCE TO:

029306-0001

April 9, 2012



***VIA FEDERAL EXPRESS***
Attention: Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Inland Diversified Real Estate Trust, Inc.
Courtesy Copies of Annual Report to Stockholders

Dear Sir or Madam:

Pursuant to Rule 14a-3(c), enclosed please find seven courtesy copies of the 2011 annual report mailed to the stockholders of Inland Diversified Real Estate Trust, Inc. (the "Company") in connection with the distribution of proxy statements for the Company's annual meeting of stockholders to be held on June 13, 2012.

Very truly yours,

SHEFSKY & FROELICH LTD.

Kristin A. Orlando

KAO/1208223_1
Enclosures


INLAND
DIVERSIFIED
REAL ESTATE TRUST, INC.

April 2012

To Our Stockholders:

We are required by the terms of our governing documents to report certain information to you on an annual basis. In particular we are required to report to you: (1) the ratio of the costs of raising capital during the year to the capital raised; (2) the aggregate amount of fees paid to our sponsor, Inland Real Estate Investment Corporation, and any of its affiliates including our business manager and real estate managers, which is described in our proxy statement for the annual meeting of stockholders to be held on June 13, 2012; (3) the "total operating expenses" stated as a percentage of "average invested assets" and "net income," in each case as these terms are defined in our governing documents; (4) a report from our independent directors that the policies being followed by us are in your best interest, and the basis for this determination; and (5) full disclosure of all material terms, factors and circumstances surrounding any and all transactions involving us, our directors, our sponsor or any of its or their affiliates during 2011.

As of December 31, 2011, we had raised approximately $563.2 million in gross offering proceeds from the sale of common stock in our "best efforts" public offering and approximately $19.2 million by selling shares through our distribution reinvestment plan. For the year ended December 31, 2011, the ratio of the costs of raising capital to the capital raised was 10.9%. During the year ended December 31, 2011, we paid certain fees, and reimbursed certain expenses, to our sponsor and its affiliates, including our real estate managers, as described in the "Certain Relationships and Related Transactions" section of our proxy statement for the annual meeting of stockholders to be held on June 13, 2012. Our "total operating expenses" for the year ended December 31, 2011, as a percentage of "average invested assets" and "net income" for that year, were 0.5% and 11.4%, respectively which is below our charter limits of 2.0% and 25%, respectively. Please note that these terms are defined in our charter in accordance with the policy guidelines promulgated by the state regulatory bodies. The material terms, factors and circumstances surrounding any and all transactions involving us, our directors, our sponsor or any of its or their affiliates during the last year are described in our proxy statement under the caption "Certain Relationships and Related Transactions."

The report of our independent directors is attached as Appendix A to this letter. This letter and the attached report of our independent directors are provided to you as required by our governing documents and should not be considered additional soliciting material or filed under the Securities Exchange Act of 1934, as amended. We thank you for your support.

Respectfully submitted,

Barry L. Lazarus
President / COO

Enclosures

cc: Broker Dealer


INLAND
DIVERSIFIED
REAL ESTATE TRUST, INC.

**APPENDIX A**

## REPORT OF INDEPENDENT DIRECTORS

As noted in Mr. Lazarus' letter, we are required to report to you on whether we believe that the policies being followed by the Company are in your best interests, and the basis for that determination.

As noted in the Company's proxy statement for the annual meeting of stockholders to be held on June 13, 2012, we met as a board twelve times last year. Through these meetings, as well as evaluating the materials prepared for these meetings and discussions with management, we evaluated the Company's business and policies and determined whether acquisitions, dispositions or other strategic courses of action were in your best interest. We approved, by the vote of a majority of the board, including a majority of the independent directors, each transaction that we believed satisfied the Company's investment objectives. In addition, after evaluating certain proposed investments that we believed did *not* satisfy the investment objectives of the Company, we concurred with management's recommendation not to pursue these investments. Each transaction or action that the Company engaged in during the preceding fiscal year was approved by a majority of the board, including a majority of the independent directors.

Each transaction or action requiring board approval must be approved by a majority of the board, including a majority of the independent directors. Each transaction or action that the Company engaged in during the preceding fiscal year was, in fact, so approved.

During the year ended December 31, 2011, the Company, directly or indirectly, purchased nineteen properties for approximately $521 million. Prior to purchasing any properties directly, the Company received an appraisal, prepared by an independent third party, which reported a value for the subject property equal to or greater than the purchase price. All of these purchases were completed with unaffiliated third parties as a result of negotiations conducted on an arm's-length basis. Consistent with the Company's investment objectives, during 2011 the Company invested in the real-estate related securities, including the securities of traded REITs, but did not make any loans.

In addition, as detailed in the proxy statement under the caption "Certain Relationships and Related Transactions," during 2011 the Company engaged in certain transactions with, and paid certain fees and reimbursed certain expenses to, its sponsor, Inland Real Estate Investment Corporation, and its affiliates, including the Company's business manager and real estate managers. We believe each of these transactions was fair to us. Generally, these transactions must be, and in 2011 were, approved by a majority of the Company's disinterested directors, including a majority of our disinterested independent directors, as being fair and reasonable to the Company and on terms and conditions not less favorable to the Company than those available from unaffiliated third parties.

Since December 31, 2011, we have approved distributions payable at the annualized rate of 6% based on a purchase price of $10.00 per share at each of our regularly scheduled meetings in January, February and March 2012.

Respectfully Submitted,

Lee Daniels
Gerald W. Grupe
Heidi N. Lawton
Charles H. Wurtzebach

FROM:________________________________

____________________________________

____________________________________



NO POSTAGE
NECESSARY
IF MAILED
IN THE
UNITED STATES

**BUSINESS REPLY MAIL**

FIRST-CLASS MAIL PERMIT NO. 204 BRENTWOOD NY

POSTAGE WILL BE PAID BY ADDRESSEE

PROXY SERVICES CORP
PO BOX 9001
BRENTWOOD NY 11717-9804



# INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

## REVOCABLE PROXY FOR ANNUAL MEETING OF STOCKHOLDERS – JUNE 13, 2012

## THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

**PROXY**

The undersigned stockholder of Inland Diversified Real Estate Trust, Inc., a Maryland corporation (the "Company"), hereby appoints Roberta S. Matlin and Cathleen M. Hrtanek as proxies for the undersigned, and each of them, each with full power of substitution in each of them, to attend the annual meeting of stockholders to be held at the principal executive offices of the Company located at 2901 Butterfield Road, Oak Brook, Illinois 60523 on June 13, 2012, at 10:00 a.m. central time, or any adjournments or postponements thereof, to cast on behalf of the undersigned all votes that the undersigned is entitled to cast at such meeting and otherwise to represent the undersigned at the meeting with all powers possessed by the undersigned if personally present at the meeting. The undersigned hereby acknowledges receipt of the Notice of Annual Meeting of Stockholders and Proxy Statement and revokes any proxy heretofore given with respect to such meeting.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED STOCKHOLDER. IF THIS PROXY IS EXECUTED BUT NO INSTRUCTION IS GIVEN, THE VOTES ENTITLED TO BE CAST BY THE UNDERSIGNED WILL BE CAST "FOR" EACH OF THE NOMINEES FOR DIRECTOR AND IN THE DISCRETION OF THE PROXY HOLDER ON ANY OTHER MATTER THAT MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF.

(Continued and to be signed on reverse side)

**SEE REVERSE SIDE**

▲ TO VOTE BY MAIL, PLEASE DETACH HERE ▲

Please mark vote as indicated in this example **X**

**THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR ALL" OF THE NOMINEES FOR DIRECTOR.**

1. ELECTION OF DIRECTORS:

| | | FOR ALL | WITHHOLD ALL |
|---|---|---|---|
| 01. LEE A. DANIELS | 05. BARRY L. LAZARUS | ☐ | ☐ |
| 02. GERALD W. GRUPE | 06. ROBERT D. PARKS | | |
| 03. BRENDA G. GUJRAL | 07. CHARLES H. WURTZEBACH | | |
| 04. HEIDI N. LAWTON | | | |

**(INSTRUCTION: To withhold authority to vote for any specific nominee(s), mark "For All" and strike a line through that nominee(s') name(s) or number(s) in the list above.)**

CHECK HERE ONLY IF YOU PLAN TO ATTEND THE MEETING IN PERSON. ☐

Date:____________________, 2012

____________________
Signature

____________________
Signature (if held jointly)

Please sign exactly as your name or names appear hereon. For joint accounts each owner should sign. When signing as executor, administrator, attorney, trustee, guardian or in another representative capacity, please give your full title. If a corporation or partnership, please sign in the name of the corporation or partnership by an authorized officer or person.

PLEASE SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE.

PLEASE SIGN, DATE AND RETURN THIS CARD PROMPTLY USING THE ENCLOSED ENVELOPE.

▲ TO VOTE BY MAIL, PLEASE DETACH HERE ▲



**VOTE BY TELEPHONE OR INTERNET**
**QUICK ★ ★ ★ EASY ★ ★ ★ IMMEDIATE**



Your telephone or internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card by mail.

**VOTE BY PHONE:** You will be asked to enter a CONTROL NUMBER which is located in the lower right hand corner of this form.

**VOTE BY INTERNET:** The web address is www.proxyvoting.com/**INDIV.** You will be asked to enter a CONTROL NUMBER which is located in the lower right hand corner of this form.

***IF YOU VOTE BY PHONE OR INTERNET—DO NOT MAIL THE PROXY CARD.***

***THANK YOU FOR VOTING.***

**Call ★ ★ Toll Free ★ ★ On a Touch-Tone Telephone**
**1-888-426-7019**
**There is NO CHARGE to you for this call**



**CONTROL NUMBER**
**for Telephone/Internet Voting**


INLAND
DIVERSIFIED

# Inland Diversified Real Estate Trust, Inc.
# 2011 Year-end Webcast
# Wednesday, April 18, 2012
# 2:00 PM CT

**Register today for the webcast at:**
www.inlanddiversified.com

You will find a link for the webcast on the Inland Diversified website under "Investor Relations – News/Presentations"

## Webcast Setup and Troubleshooting Guide

**Streaming Online Audio**
There is no dial-in number for this webcast. The presentation may be heard live through your computer from your speakers. Please be sure your speaker volume is turned up.

**Requirements/System Testing**
- You will need either Windows Media Player or Adobe Flash Player to hear and view the webcast.
- Please test your system prior to the webcast by going to the link www.talkpoint.com/test.

**Troubleshooting**
During the webcast, if you are experiencing buffering issues, please refresh your "audience player" by clicking on the "double arrows" button on the left side of the screen and choose the appropriate streaming option. Buffering issues may be due to your internet connectivity. Closing out of all other open internet browsers may help as well.

# INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

## NOTICE OF
## ANNUAL MEETING OF STOCKHOLDERS
## AND
## PROXY STATEMENT

Date: June 13, 2012
Time: 10:00 a.m. central time
Place: 2901 Butterfield Road
Oak Brook, Illinois 60523

Inland Diversified Real Estate Trust, Inc.
2901 Butterfield Road
Oak Brook, Illinois 60523
(800) 826-8228

**Notice of Annual Meeting of Stockholders**
**to be held**
**June 13, 2012**

Dear Stockholder:

Our annual stockholders' meeting will be held on June 13, 2012, at 10:00 a.m. central time, at our principal executive offices located at 2901 Butterfield Road in Oak Brook, Illinois 60523. At our annual meeting, we will ask you to:

- elect seven directors; and
- transact any other business that may be properly presented at the annual meeting.

If you were a stockholder of record at the close of business on March 16, 2012, you may vote in person at the annual meeting and any postponements or adjournments of the meeting. A list of these stockholders will be available at our offices before the annual meeting.

Please sign, date and promptly return the enclosed proxy card in the enclosed envelope, or vote by telephone or Internet (instructions are on your proxy card), so that your shares will be represented whether or not you attend the annual meeting.

By order of the Board of Directors,

Cathleen M. Hrtanek
Secretary

April 4, 2012

# TABLE OF CONTENTS

*This proxy statement contains information related to the annual meeting of stockholders to be held June 13, 2012, beginning at 10:00 a.m. central time, at our principal executive offices located at 2901 Butterfield Road, Oak Brook, Illinois 60523, and at any postponements or adjournments thereof. This proxy statement is being mailed to stockholders on or about April 4, 2012.*

## INFORMATION ABOUT THE ANNUAL MEETING

### *Information About Attending the Annual Meeting*

The board of directors of Inland Diversified Real Estate Trust, Inc. (referred to herein as the "Company," "we," "our" or "us"), a Maryland corporation, is soliciting your vote for the 2012 annual meeting of stockholders. At the meeting, you will be asked to:

- elect seven directors; and
- transact any other business that may be properly presented at the annual meeting.

The board of directors recommends that you vote "FOR" each of the nominees for election as director who are named in this proxy statement. If you own shares of common stock in more than one account, such as individually and jointly with your spouse, you may receive more than one set of these materials. Please make sure to vote all of your shares. This proxy statement summarizes information we are required to provide to you under the rules of the Securities and Exchange Commission (the "SEC"). If you plan on attending the annual meeting of stockholders in person, please contact Ms. Roberta S. Matlin, our vice president, at (800) 826-8228, so that we can arrange for sufficient space to accommodate all attendees.

### *Information About Voting*

Holders of our common stock at the close of business on March 16, 2012 (the "Record Date") are entitled to receive this notice and to vote their shares at the annual meeting. As of the Record Date, there were 68,868,794 shares of our common stock outstanding. Each share of common stock is entitled to one vote on each matter properly brought before the meeting.

Your vote is needed to ensure that the proposal can be acted upon. We are a widely held company, and no large affiliated groups of stockholders own substantial blocks of our shares. As a result, a large number of our stockholders must be present in person or by proxy at the annual meeting. **Therefore, your vote is very important, even if you own a small number of shares. Your immediate response will help avoid potential delays and may save us significant additional expense associated with soliciting stockholder votes**. We welcome your attendance at the meeting.

You may vote in person or by granting us a proxy to vote on the proposal. You may authorize a proxy in any of the following ways:

- *by mail*: sign, date and return the proxy card in the enclosed envelope;
- *via telephone*: dial (888) 426-7019 and follow the instructions provided on the proxy card; or
- *via the Internet*: go to www.proxyvoting.com/indiv and follow the instructions provided on the proxy card.

If you return your proxy card but do not indicate how your shares should be voted, they will be voted "FOR" in accordance with the board's recommendation "FOR" each of the nominees for election as director who are named in this proxy statement.

If you grant us a proxy, you may nevertheless revoke your proxy at any time before it is exercised by: (1) sending written notice to us, Attention: Ms. Roberta S. Matlin, vice president; (2) providing us with a later-dated proxy; or (3) attending the annual meeting in person and voting your shares. Merely attending the annual meeting, without further action, will not revoke your proxy.

***Information Regarding Tabulation of the Vote***

We have hired Morrow & Co., LLC ("Morrow"), 470 West Ave, Stamford, CT 06902, to solicit proxies on our behalf. In addition, Morrow will tabulate all votes cast at the annual meeting and will act as the inspector of election.

***Quorum Requirement***

The presence, in person or by proxy, of stockholders holding 50% or more of the shares of our common stock outstanding is necessary to constitute a "quorum." There must be a quorum present in order for the annual meeting to be a duly held meeting at which business can be conducted. If you submit a properly executed proxy card, even if you abstain from voting or do not give instructions for voting, then your shares will be considered present for purposes of establishing a quorum.

***Information About Vote Necessary for Action to be Taken***

Each nominee for director must receive the affirmative vote of a majority of the shares of common stock present in person or by proxy at the annual meeting to be elected. A properly executed proxy marked "withhold authority" will be counted for purposes of establishing a quorum, but will have the effect of a vote against each nominee for director for which authority is withheld.

*Costs of Proxies*

We will bear all costs and expenses incurred in connection with soliciting proxies. Our directors and executive officers, as well as certain employees of our business manager, Inland Diversified Business Manager & Advisor, Inc. (sometimes referred to herein as the "Business Manager"), also may solicit proxies by mail, personal contact, letter, telephone, telegram, facsimile or other electronic means. These individuals will not receive any additional compensation for these activities, but may be reimbursed by us for their reasonable out-of-pocket expenses. In addition, we have hired Morrow to solicit proxies on our behalf. We will pay Morrow a fee of up to $5,500 plus a fee equal to $5.50 for each stockholder solicited by telephone and any out-of-pocket expenses for soliciting proxies.

*Other Matters*

We are not aware of any other matter to be presented at the annual meeting. Generally, no business aside from the items discussed in this proxy statement may be transacted at the meeting. If, however, any other matter properly comes before the annual meeting as determined by the chairman of the meeting, your proxies are authorized to act on the proposal at their discretion.

*Important Notice Regarding the Availability of Proxy Materials*

**Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be Held on June 13, 2012.** This proxy statement, the proxy card and our annual report to stockholders for the year ended December 31, 2011 are available on our website at www.inlanddiversified.com. Additional copies of this proxy statement, our annual report to stockholders or our Annual Report on Form 10-K for the year ended December 31, 2011 will be furnished to you, without charge, by writing us at 2901 Butterfield Road, Oak Brook, Illinois 60523, Attention: Investor Relations. If requested by stockholders, we also will provide copies of exhibits to our Annual Report on Form 10-K for the year ended December 31, 2011 for a reasonable fee.

All of the reports, proxy materials and other information that we file with the SEC also can be inspected and copied at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies also can be obtained by mail from the Public Reference Room at prescribed rates. Please call the SEC at (800) SEC-0330 for further information on the operation of the Public Reference Room. In addition, the SEC maintains an Internet website (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

## STOCK OWNERSHIP

### *Stock Owned by Certain Beneficial Owners and Management*

Based on a review of filings with the SEC, the following table reflects the amount of common stock beneficially owned (unless otherwise indicated) by (1) persons that beneficially own more than 5% of the outstanding shares of our common stock; (2) our directors and each nominee for director; (3) our executive officers; and (4) our directors and executive officers as a group. All information is as of March 16, 2012.

| Name and Address of Beneficial Owner (1) | Amount and Nature of Beneficial Ownership (2) | Percent of Class |
|---|---|---|
| Robert D. Parks, Director and Chairman of the Board (3) | 31,006 | * |
| Lee A. Daniels, Independent Director | 3,869 | * |
| Gerald W. Grupe, Independent Director | - | - |
| Brenda G. Gujral, Director | - | - |
| Heidi N. Lawton, Independent Director | - | - |
| Barry L. Lazarus, Director and President (4) | 12,756 | * |
| Charles H. Wurtzebach, Independent Director | 1,102 | * |
| Roberta S. Matlin, Vice President | 266 | * |
| Steven T. Hippel, Treasurer and Chief Accounting Officer | - | - |
| Cathleen M. Hrtanek, Secretary | - | - |
| All Directors and Officers as a group (ten persons) | 48,999 | * |

* Less than 1%

(1) The business address of each person listed in the table is c/o Inland Diversified Real Estate Trust, Inc., 2901 Butterfield Road, Oak Brook, Illinois 60523.

(2) All fractional ownership amounts have been rounded to the nearest whole number.

(3) Mr. Parks shares voting and dispositive power over 30,000 shares.

(4) Mr. Lazarus shares voting and dispositive power over all 12,756 shares.

### *Section 16(a) Beneficial Ownership Reporting Compliance*

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires each director, officer and individual beneficially owning more than 10% of our common stock to file initial statements of beneficial ownership (Form 3) and statements of changes in beneficial ownership (Forms 4 and 5) of our common stock with the SEC. Officers, directors and greater than 10% beneficial owners are required by SEC rules to furnish us with copies of all forms they file. Based solely on a review of the copies of these forms furnished to us during, and with respect to, the fiscal year ended December 31, 2011, or written representations that no additional forms were required, we believe that all of our officers and directors and persons that beneficially owned more than 10% of the outstanding shares of our common stock complied with these filing requirements during the fiscal year ended December 31, 2011.

*Interest of Certain Persons in Matters to Be Acted On*

No director, executive officer, nominee for election as a director or associate of any director, executive officer or nominee has any substantial interest, direct or indirect, through security holdings or otherwise, in any matter to be acted upon at the annual meeting.

## CORPORATE GOVERNANCE PRINCIPLES

*Independence*

Our business is managed under the direction and oversight of our board. The members of our board are Lee A. Daniels, Gerald W. Grupe, Brenda G. Gujral, Heidi N. Lawton, Barry L. Lazarus, Robert D. Parks and Charles H. Wurtzebach. As required by our charter, a majority of our directors must be "independent." As defined by our charter, an "independent director" is a person who: (1) is not directly or indirectly associated, and has not been directly or indirectly associated within the two years prior to becoming an independent director, with our sponsor, Inland Real Estate Investment Corporation ("IREIC"), our Business Manager or any of their affiliates, whether by ownership of, ownership interest in, employment by, any material business or professional relationship with or as an officer or director of IREIC, our Business Manager or any of their affiliates; (2) has not served, or is not serving, as directors for more than three REITs originated by IREIC or advised by the Business Manager or any of its affiliates; and (3) performs no other services for the Company, except as a director.

Although our shares are not listed for trading on any national securities exchange and therefore our board of directors is not subject to the independence requirements of the New York Stock Exchange ("NYSE") or any other national securities exchange, our board has evaluated whether our directors are "independent" as defined by the NYSE. The NYSE standards provide that to qualify as an independent director, among other things, the board of directors must affirmatively determine that a director has no material relationship with the Company (either directly or as a partner, stockholder or officer of an organization that has a relationship with the Company).

After reviewing all relevant transactions or relationships between each director, or any of his or her family members, and the Company, our management and our independent registered public accounting firm, and considering each director's direct and indirect association with IREIC, our Business Manager or any of their affiliates, the board has determined that Messrs. Daniels, Grupe and Wurtzebach and Ms. Lawton qualify as independent directors.

*Board Leadership Structure and Risk Oversight*

We have separated the roles of the president and chairman of the board in recognition of the differences between the two roles. Mr. Lazarus, in his role as both our president and the president of our Business Manager, is responsible for setting the strategic direction for the Company and for providing the day to day leadership of the Company. Mr. Parks, as chairman of the board, organizes the work of the board and ensures that the board has access to sufficient information to carry out its functions. Mr. Parks presides over meetings of the board of directors and stockholders, establishes the agenda for each meeting and oversees the distribution of information to directors.

Although we do not have a lead independent director, our board believes that it is able to effectively provide independent oversight of our business and affairs, including risks facing the Company, without a lead independent director through the composition of our board of directors, the strong leadership of the independent directors and the independent committees of our board. Our full board of directors, including our independent directors, is responsible for approving all transactions, and each transaction between us and our Business Manager or its affiliates must be approved by the affirmative vote of a majority of our directors, including a majority of our independent directors, not otherwise interested in the transaction. In addition, each board member is kept apprised of our business and developments impacting our business and has complete and open access to the members of our management team, our Business Manager and our real estate managers, Inland Diversified Real Estate Services LLC, Inland Diversified Asset Services LLC, Inland Diversified Leasing Services LLC and Inland Diversified Development Services LLC (collectively, our "Real Estate Managers").

Our board is actively involved in overseeing risk management for the Company. Our board of directors oversees risk through: (1) its review and discussion of regular periodic reports to the board of directors and its committees, including management reports and studies on existing market conditions, leasing activity and property operating data, as well as actual and projected financial results, and various other matters relating to our business; (2) the required approval by the board of directors of all transactions, including, among others, acquisitions and dispositions of properties, financings and our agreements with our Business Manager, our Real Estate Managers and the ancillary service providers; (3) the oversight of our business by the audit and nominating and corporate governance committees; and (4) its review and discussion of regular periodic reports from our independent public accounting firm and other outside consultants regarding various areas of potential risk, including, among others, those relating to the qualification of the Company as a REIT for tax purposes and our internal control over financial reporting.

***Communicating with Directors***

Stockholders wishing to communicate with our board and the individual directors may send communications by letter, e-mail or telephone, in care of our corporate secretary, who will review and forward all correspondence to the appropriate person or persons for a response.

Our non-retaliation policy, also known as our "whistleblower" policy, prohibits us from retaliating or taking any adverse action against our employees, or the employees of our Business Manager or its affiliates, for raising a concern, including concerns about accounting, internal controls or auditing matters. Employees preferring to raise their concerns in a confidential or anonymous manner may do so by contacting our compliance officer at (630) 218-8000. A complete copy of our non-retaliation policy may be found on our website at www.inlanddiversified.com under the "Corporate Governance" tab.

***Committees of our Board of Directors***

Our board has formed an audit committee and a nominating and corporate governance committee. Each committee is comprised of three independent directors and each committee has adopted a written charter, which is available on our website at www.inlanddiversified.com under the "Corporate Governance" tab.

***Audit Committee.*** Our board has formed a separately-designated standing audit committee, comprised of Messrs. Daniels and Wurtzebach and Ms. Lawton. Mr. Wurtzebach serves as the chairman of this committee, and our board has determined that Mr. Wurtzebach qualifies as an "audit committee financial expert" as defined by the SEC. The audit committee assists the board in fulfilling its oversight responsibility relating to: (1) the integrity of our financial statements; (2) our compliance with legal and regulatory requirements; (3) the qualifications and independence of the independent registered public accounting firm; (4) the adequacy of our internal controls; and (5) the performance of our independent registered public accounting firm. The report of the committee is included in this proxy statement.

***Nominating and Corporate Governance Committee.*** The nominating and corporate governance committee is comprised of Messrs. Daniels, Grupe and Wurtzebach. Mr. Daniels serves as the chairman of this committee. The committee is responsible for recommending individuals to the board for nomination as members of the board and its committees as well as developing and recommending corporate governance guidelines. The committee considers all qualified candidates identified by members of the committee, by other members of the board of directors, by the Business Manager and by stockholders. In recommending candidates for director positions, the committee takes into account many factors and evaluates each director candidate in light of, among other things, the candidate's knowledge, experience, judgment and skills such as an understanding of the real estate industry or brokerage industry or accounting or financial management expertise. Other considerations include the candidate's independence from conflict with the Company and the ability of the candidate to devote an appropriate amount of effort to board duties. The committee also focuses on persons actively engaged in their occupations or professions or are otherwise regularly involved in the business, professional or academic community. A majority of our directors must be independent, as defined in our charter. Moreover, as required by our charter, at least one of our independent directors must have at least three years of relevant real estate experience, and each director, other than the independent directors, must have at least three years of relevant experience demonstrating the knowledge and experience required to successfully evaluate the type of assets we acquire. The committee also considers diversity in its broadest sense, including persons diverse in geography, gender and ethnicity as well as representing diverse experiences, skills and backgrounds. The committee evaluates each individual candidate by considering all of these factors as a whole, favoring active deliberation rather than the use of rigid formulas to assign relative weights to these factors.

***Other Committees.*** Our board does not have a compensation committee or a charter that governs the compensation process. Instead, the full board of directors performs the functions of a compensation committee, including reviewing and approving all forms of compensation for our independent directors. In addition, our independent directors determine, at least annually, that the compensation that we contract to pay to our Business Manager is reasonable in relation to the nature and quality of services performed or to be performed, and is within the limits prescribed by our charter and applicable law. Our board does not believe that it requires a separate compensation committee at this time because we do not separately compensate our executive officers for their service as officers, nor do we reimburse either our Business Manager or our Real Estate Managers for any compensation paid to their employees who also serve as our executive officers, other than through the general fees we pay to our Business Manager or our Real Estate Managers under the business management agreement and real estate management agreements, respectively.

*Code of Ethics*

Our board has adopted a code of ethics applicable to our directors, officers and employees which is available on our website at www.inlanddiversified.com. In addition, printed copies of the code of ethics are available to any stockholder, without charge, by writing us at 2901 Butterfield Road, Oak Brook, Illinois 60523, Attention: Investor Relations.

## PROPOSAL NO. 1 – ELECTION OF DIRECTORS

Our board has nominated the seven individuals set forth below to serve as directors. Messrs. Daniels, Grupe and Wurtzebach and Ms. Lawton have been nominated to serve as independent directors. Messrs. Lazarus and Parks and Ms. Gujral also have been nominated to serve as directors. The nominating and corporate governance committee recommended, and the board approved, these seven individuals to serve as members of the board on March 14, 2012.

If you return a proxy card but do not indicate how your shares should be voted, they will be voted "FOR" each of the nominees. We know of no reason why any nominee will be unable to serve if elected. If any nominee is unable to serve, your proxy may vote for another nominee proposed by the board, or the board may reduce the number of directors to be elected. If any director resigns, dies or is otherwise unable to serve out his or her term, or if the board increases the number of directors, the board may fill the vacancy until the next annual meeting of stockholders.

The following sets forth each nominee's principal occupation and business, as well as the specific experience, qualifications, attributes and skills that led to the conclusion by the board that the nominee should serve as a director of the Company. All ages are stated as of January 1, 2012. As used herein, "Inland" refers to some or all of the entities that are a part of The Inland Real Estate Group of Companies, Inc., which is comprised of a group of independent legal entities, some of which share ownership or have been sponsored and managed by IREIC or its subsidiaries.

***Robert D. Parks, 68***. Director and chairman of the board since June 2008. Mr. Parks has over forty years of experience in the commercial real estate industry, having been a principal of the Inland organization since May 1968. Mr. Parks is currently chairman of IREIC, a position he has held since November 1984. He has also served as a director of Inland Investment Advisors, Inc. since June 1995, and served as a director of Inland Securities Corporation from August 1984 until June 2009. He served as a director of Inland Real Estate Corporation from 1994 through June 2008, and served as chairman of the board from May 1994 to May 2004 and president and chief executive officer from 1994 to April 2008. He also served as a director and chairman of the board of Inland Retail Real Estate Trust, Inc. from its inception in September 1998 to March 2006, and as chief executive officer until December 2004, and as the chairman of the board and a director of Retail Properties of America, Inc. (formerly, Inland Western Retail Real Estate Trust, Inc.) from its inception in March 2003 to October 2010. Mr. Parks also has served as the chairman of the board and a director of Inland American Real Estate Trust, Inc. since its inception in October 2004. Mr. Parks is responsible for the ongoing administration of existing investment programs, corporate budgeting and administration for IREIC. He oversees and coordinates the marketing of all investments and investor relations.

He received his bachelor degree from Northeastern Illinois University in Chicago, and his master's degree from the University of Chicago and later taught in Chicago's public schools. He is a member of the National Association of Real Estate Investment Trusts, or "NAREIT."

***Lee A. Daniels, 69***. Independent director since September 2008. Mr. Daniels brings to our board a depth of knowledge and experience regarding commercial real estate, based on his nearly forty years of legal practice and his current position as a partner and managing broker of Daniels Slone, LLC, a commercial real estate firm. Mr. Daniels founded Daniels Slone in November 2009, and Lee Daniels & Associates, LLC, a consulting firm for government and community affairs, in February 2007. From 1992 to 2006, Mr. Daniels was an equity partner at the Chicago law firm of Bell Boyd & Lloyd, and previously had been an equity partner at Katten Muchin & Zavis from 1982 to 1991 and Daniels & Faris from 1967 to 1982. Mr. Daniels also served as a member of the Illinois House of Representatives from 1975 to 2007, and was Speaker of the Illinois House of Representatives from 1995 to 1997.

Mr. Daniels has served as a director of Inland Monthly Income Trust, Inc. since February 2012. Mr. Daniels currently serves on the board of governors and healthcare board of trustees for Elmhurst Memorial Hospital (since August 1991) and Haymarket Center in Chicago (since June 2010). Mr. Daniels also previously served on the boards of directors of Suburban Bank of Elmhurst and Elmhurst Federal Savings and Loan Association. Mr. Daniels received his bachelor degree from University of Iowa in Iowa City, and received his law degree from The John Marshall School of Law in Chicago, Illinois. Mr. Daniels is a licensed real estate broker and is a certified negotiation consultant. Mr. Daniels also serves as a Distinguished Fellow in the Department of Political Science and Special Assistant to the President for Government and Community Affairs at Elmhurst College.

***Gerald W. Grupe, 73***. Independent director since October 2009. Mr. Grupe founded Ideal Insurance Agency, Inc., serving as president and chief executive officer from June 1980 to June 2009. Ideal provides insurance program administration, claims administration and related services to public and quasi-public entities in Illinois, including representing the Volunteer Firemen's Insurance Services, for which Mr. Grupe served as regional director from June 1974 to June 2009. Mr. Grupe retired from Ideal in June 2009. In addition, Mr. Grupe served as the chairman of the board of the Illinois Public Risk Fund from 1984 to June 2006 and served as its treasurer from June 2006 to June 2009.

***Brenda G. Gujral, 69***. Director since June 2008, and president from June 2008 to May 2009. Ms. Gujral is a director of IREIC and has served as its current president since February 2012 (and served in that capacity from July 1987 through June 1992 and again from January

1998 through January 2011). In addition, Ms. Gujral served as the chief executive officer of IREIC from January 2008 to February 2012. Ms. Gujral served as the president and chief operating officer of Inland Securities Corporation from January 1997 to June 2009, and has been a director of Inland Securities Corporation since January 1997. Additionally, Ms. Gujral has served as a director of Inland Investment Advisors, Inc., an investment advisor, since January 2001. She has served as a director (since March 2003) and chief executive officer (from June 2005 to November 2007) of Retail Properties of America, Inc. (formerly, Inland Western Retail Real Estate Trust, Inc.), as president and a director (since October 2004) of Inland American Real Estate Trust, Inc. and as a director and chairman of the board (since August 2011) of Inland Monthly Income Trust, Inc. Ms. Gujral also has been the chairman of the board of Inland Private Capital Corporation since May 2001 and a director of Inland Opportunity Business Manager & Advisor, Inc. since April 2009. Ms. Gujral was a director of Inland Retail Real Estate Trust, Inc. from its inception in September 1998 until it was acquired in February 2007.

Ms. Gujral has overall responsibility for the operations of IREIC, including investor relations, regulatory compliance and filings, review of asset management activities and broker-dealer marketing and communication. Ms. Gujral works with internal and outside legal counsel in structuring IREIC's investment programs and in connection with preparing offering documents and registering the related securities with the SEC and state securities commissions.

Ms. Gujral has been with the Inland organization for thirty-one years, becoming an officer in 1982. Prior to joining the Inland organization, she worked for the Land Use Planning Commission of the State of Oregon, establishing an office in Portland, to implement land use legislation for Oregon. Ms. Gujral graduated from California State University, in Fresno. She holds Series 7, 22, 39 and 63 certifications from FINRA, and is a member of NAREIT, the Investment Program Association and the Real Estate Investment Securities Association. Additionally, Ms. Gujral serves on the board of directors of the Disability Rights Center of the Virgin Islands, an organization that focuses on advancing the legal rights of people with disabilities in the U.S. Virgin Islands.

***Heidi N. Lawton, 49***. Independent director since July 2010. Ms. Lawton is the managing broker and principal of Lawton Realty Group, Inc., a full service commercial real estate brokerage, development and management firm, which she founded in 1989. Ms. Lawton has over twenty years of experience acquiring, developing and managing, as well as arranging financing for, large commercial properties. Her areas of expertise include acquisitions for property development, structuring real estate investments, property conversions and implementing value add strategies. Ms. Lawton also has over fifteen years of corporate governance and audit committee experience, having served as an independent director of Inland Real Estate Corporation (NYSE: IRC) since 1994. Ms. Lawton is the chairperson of IRC's compensation committee, a member of its nominating and corporate governance committee and a member of its audit committee. Ms. Lawton received her bachelor degree from National Louis University. Ms. Lawton has been licensed as a real estate professional since 1982 and served as the president of the Northern Illinois Commercial Association of Realtors for 2009.

***Barry L. Lazarus, 65***. Director since October 2009, and our president and chief operating officer, as well as a director and the president of our Business Manager, since May 2009. Mr. Lazarus has been affiliated with the Inland organization for 39 years. Mr. Lazarus originally joined the Inland organization in 1973, after three years in public accounting, His first position was controller and he was later promoted to treasurer. In 1979, he relocated to Arizona and formed The Butterfield Company, a development and contracting firm, while also serving as a consultant to investors in several commercial ventures. In October 1990, Mr. Lazarus rejoined Inland and became the president of Intervest Midwest Real Estate Corporation ("Intervest"), then an affiliate of The Inland Group, Inc. and in 1994 Mr. Lazarus's company Wisconsin and Southern Land Company, Inc. acquired Intervest from The Inland Group, Inc.

From January 1999 through December 2004, Mr. Lazarus was president and chief financial officer of Inland Retail Real Estate Trust, Inc. ("IRRETI"). In December 2004, he was also promoted to chief executive officer at which time he relinquished his position as chief financial officer. As chief financial officer, Mr. Lazarus structured the company's overall financial plan, including budgeting, arranging corporate lines of credit and development and permanent financing. As president, he coordinated the major operating divisions of IRRETI as well as the various entities providing services to IRRETI. He was part of the team of professionals that negotiated the merger and sale of IRRETI to Developers Diversified Real Estate Corporation (NYSE: DDR), which closed in February 2007. In May 2007, Mr. Lazarus became chief executive officer of Inland Atlantic Development Corporation, a private company providing development services in the Southeastern United States. Mr. Lazarus received his bachelor of business administration degree from the University of Wisconsin and is a certified public accountant.

***Charles H. Wurtzebach, Ph.D., 62***. Independent director since May 2009. Mr. Wurtzebach is currently the George L. Ruff Visiting Professor in Real Estate Studies in the Department of Real Estate at DePaul University in Chicago, Illinois, lecturing at both the undergraduate and graduate levels, participating in joint research projects with other faculty, and providing support to the DePaul Real Estate Center. Mr. Wurtzebach joined the faculty at DePaul University in January 2009. From 1999 to November 2008, Mr. Wurtzebach served as managing director and property chief investment officer of Henderson Global Investors (North America) Inc., where he was responsible for the strategic portfolio planning and the overall management of Henderson's North American business. This included responsibility for Henderson's overall product offerings including institutional equity, property, and retail equity and fixed interest. As property chief investment officer, Mr. Wurtzebach worked directly with Henderson's property portfolio managers developing client investment strategies. He also chaired Henderson's North American Property Investment and Management Committees. He was also a member of Henderson's Global Senior Management Team. Mr. Wurtzebach was president and chief executive officer of Heitman Capital Management from June 1994 to May 1998 and president of JMB Institutional Realty from June 1991 to June 1994. In these positions with Heitman and JMB, Mr. Wurtzebach actively supervised the financial risk exposure, financial reporting and internal control procedures of each company. In addition, Mr. Wurtzebach was the Director of the Real Estate and Urban Land Economics program within the Graduate School of Business at the University of Texas at Austin from 1974 to 1986.

Mr. Wurtzebach has co-authored or acted as co-editor of several books including *Modern Real Estate*, co-authored with Mike Miles, and *Managing Real Estate Portfolios*, co-edited with Susan Hudson-Wilson. Additional publication experience includes authoring numerous academic and professional articles. A frequent featured speaker at professional and academic gatherings, Mr. Wurtzebach was the 1994 recipient of the prestigious Graaskamp Award for Research Excellence presented by the Pension Real Estate Association and is a member of the American Real Estate Society and a past president and director of the Real Estate Research Institute. Mr. Wurtzebach obtained his bachelor degree from DePaul University, a master's degree in business administration from Northern Illinois University and a Ph.D in finance from the University of Illinois at Urbana.

**RECOMMENDATION OF THE BOARD:** The board recommends that you vote "FOR" the election of all seven nominees.

***Independent Director Compensation***

We pay our independent directors an annual fee of $20,000 plus $1,000 for each in-person meeting of the board or a committee of the board and $500 for each meeting of the board or a committee of the board attended by telephone. We also pay the chairpersons of any committee of our board, including any special committee, an annual fee of $5,000. We reimburse all of our directors for any out-of-pocket expenses incurred by them in attending meetings. We do not compensate any director that also is an employee of our Company, our Business Manager or its affiliates.

The following table further summarizes compensation earned by the independent directors for the year ended December 31, 2011.

| | Fees Earned in Cash ($) | All Other Compensation ($) | Total ($) |
|---|---|---|---|
| Lee A. Daniels | 33,850 | - | 33,850 |
| Gerald W. Grupe | 31,000 | - | 31,000 |
| Heidi N. Lawton | 32,850 | - | 32,850 |
| Charles H. Wurtzebach | 38,700 | - | 38,700 |

***Meetings of the Board of Directors, Audit Committee and Stockholders***

During the year ended December 31, 2011, our board met twelve times, the audit committee met six times and the nominating and corporate governance committee met one time. Each of our directors attended at least 75% of the aggregate amount of the meetings of the board during the period for which he or she was a director, and any committee on which he or she served, in 2011. We encourage our directors to attend our annual meetings of stockholders, and in 2011, each director did so attend.

## EXECUTIVE COMPENSATION

***Executive Officers***

The board of directors annually elects our executive officers. These officers may be terminated at any time. Information about our each of executive officers, with the exception of Mr. Lazarus, whose biography is included above, follows. All ages are stated as of January 1, 2012.

***Roberta S. Matlin, 67.*** Our vice president since September 2008, and the vice president of our Business Manager since May 2009. Ms. Matlin also served as the president of our Business Manager from June 2008 to May 2009.

Ms. Matlin joined IREIC in November 1984 as director of investor administration and currently serves as a director and senior vice president of IREIC, in the latter capacity directing its day-to-day internal operations. Ms. Matlin also has been a director of Inland Private Capital Corporation (f/k/a Inland Real Estate Exchange Corporation) since May 2001, the vice president of Inland Institutional Capital Partners Corporation since May 2006 and a director of Pan American Bank since December 2007. She also has served as a director and president of Inland Investment Advisors, Inc. since June 1995 and Intervest Southern Real Estate Corporation since July 1995 and a director and vice president of Inland Securities Corporation since July 1995. Ms. Matlin has served as the vice president of Inland Monthly Income Trust, Inc. and its business manager since September 2008. She has served as vice president — administration of Inland American Real Estate Trust, Inc. since its inception in October 2004. Ms. Matlin served as vice president of administration of Inland Western Retail Real Estate Trust, Inc. from 2003 until 2007, vice president of administration of Inland Retail Real Estate Trust, Inc. from September 1998 until December 2004, vice president of administration of Inland Real Estate Corporation from March 1995 until June 2000 and trustee and executive vice president of Inland Mutual Fund Trust from October 2001 until May 2004. Ms. Matlin also has served as the president of Inland Opportunity Business Manager & Advisor, Inc. since April 2009. Prior to joining Inland, Ms. Matlin worked for the Chicago Region of the Social Security Administration of the United States Department of Health and Human Services. Ms. Matlin received her bachelor degree from the University of Illinois in Champaign. She holds Series 7, 22, 24, 39, 63 and 65 certifications from FINRA. Ms. Matlin is a member of NAREIT, the Investment Program Association and the Real Estate Investment Securities Association.

***Steven T. Hippel, 40***. Our treasurer and chief accounting officer as well as the chief accounting officer of our Business Manager since November 2009. From September 2004 to May 2009, Mr. Hippel served as the senior vice president and chief financial officer of ORIX Real Estate Capital, Inc., a wholly owned subsidiary of ORIX USA Corporation. Mr. Hippel directed all corporate and partnership financial reporting, accounting, treasury and tax compliance for ORIX's nationwide portfolio of commercial and residential real estate development and investment assets, mortgage loan receivables and third-party investment management assets. Prior to joining ORIX, Mr. Hippel was employed by Shorenstein Company from January 2002 to September 2004, serving as the vice president of finance and accounting from March 2003 to September 2004. At Shorenstein, Mr. Hippel oversaw the accounting, reporting, and operational requirements for three investment funds. Mr. Hippel also worked with

Deloitte & Touche in their Chicago-based real estate practice from June 1995 to December 2001, where he served as an audit and advisory manager from August 2000 to December 2001.

Mr. Hippel received his bachelor degree in economics, with honors, from Williams College in Williamstown, Massachusetts and his master of science degree in accountancy from DePaul University in Chicago, Illinois. Mr. Hippel is a certified public accountant and a member of the American Institute of Certified Public Accountants and the Illinois CPA Society.

***Cathleen M. Hrtanek**, 35.* Our secretary, and the secretary of our Business Manager, since September 2008. Ms. Hrtanek joined Inland in 2005 and is an assistant counsel and assistant vice president (since March 2011) of The Inland Real Estate Group, Inc. In her capacity as assistant counsel, Ms. Hrtanek represents many of the entities that comprise the Inland Real Estate Group of Companies on a variety of legal matters. She is also a member of the audit committee for all public partnerships sponsored by IREIC. Ms. Hrtanek also has served as the secretary of Inland Monthly Income Trust, Inc. since August 2011, as the secretary of Inland Opportunity Business Manager & Advisor, Inc. since April 2009 and as the secretary of Inland Private Capital Corporation since August 2009. Prior to joining Inland, Ms. Hrtanek had been employed by Wildman Harrold Allen & Dixon LLP in Chicago, Illinois since September 2001. Ms. Hrtanek has been admitted to practice law in the State of Illinois and is a licensed real estate broker. Ms. Hrtanek received her bachelor degree from the University of Notre Dame in South Bend, Indiana and her law degree from Loyola University Chicago School of Law.

***Compensation of Executive Officers***

All of our executive officers are officers of IREIC or one or more of its affiliates and are compensated by those entities, in part, for services rendered to us. We neither compensate our executive officers nor reimburse either our Business Manager or Real Estate Managers for any compensation paid to individuals who also serve as our executive officers, or the executive officers of our Business Manager, our Real Estate Managers or their respective affiliates; provided that, for these purposes, a corporate secretary is not be considered an "executive officer." As a result, we do not have, and our board of directors has not considered, a compensation policy or program for our executive officers and has not included a "Compensation Discussion and Analysis," a report from our board of directors with respect to executive compensation, a non-binding stockholder advisory vote on compensation of executives or a non-binding stockholder advisory vote on the frequency of the stockholder vote on executive compensation. The fees we pay to the Business Manager and Real Estate Managers under the business management agreement or the real estate management agreements, respectively, are described in more detail under "Certain Relationships and Related Transactions."

In the future, our board may decide to pay annual compensation or bonuses or long-term compensation awards to one or more persons for services as officers. We also may, from time to time, grant restricted shares of our common stock to one or more of our officers. If we decide to pay our named executive officers in the future, the board of directors will review all forms of compensation and approve all stock option grants, warrants, stock appreciation rights and other current or deferred compensation payable to the executive officers with respect to the current or future value of our shares. In addition, the board will include the non-binding stockholder advisory votes on executive compensation and on the frequency of stockholder votes on executive compensation in the relevant proxy statement as required pursuant to Section 14A of the Exchange Act.

***Certain Relationships and Related Transactions***

Set forth below is a summary of the material transactions between the Company and various affiliates of IREIC, including our Business Manager and Real Estate Managers, during the year ended December 31, 2011.

***Business Management Agreement***

We have entered into a business management agreement with Inland Diversified Business Manager & Advisor, Inc., which serves as our Business Manager with responsibility for overseeing and managing our day-to-day operations. Subject to satisfying the criteria described below, we pay our Business Manager a quarterly business management fee equal to a percentage of our "average invested assets," calculated as follows: (1) if we have declared distributions during the prior calendar quarter just ended, in an amount equal to, or greater than, an average 7% annualized distribution rate (assuming a share was purchased for $10.00), we pay a fee equal to 0.1875% of our "average invested assets" for that prior calendar quarter; (2) if we have declared distributions during the prior calendar quarter just ended, in an amount equal to, or greater than, an average 6% annualized distribution rate but less than an average 7% annualized distribution rate (in each case, assuming a share was purchased for $10.00), we pay a fee equal to 0.1625% of our "average invested assets" for that prior calendar quarter; (3) if we have declared distributions during the prior calendar quarter just ended, in an amount equal to, or greater than, an average 5% annualized distribution rate but less than an average 6% annualized distribution rate (in each case, assuming a share was purchased for $10.00), we pay a fee equal to 0.125% of our "average invested assets" for that prior calendar quarter; or (4) if we do not satisfy the criteria in (1), (2) or (3) above in a particular calendar quarter just ended, we do not, except as set forth below, pay a business management fee for that prior calendar quarter. Assuming that (1), (2) or (3) above is satisfied, our Business Manager may decide, in its sole discretion, to be paid an amount less than the total amount that may be paid. If the Business Manager decides to accept less in any particular quarter, the excess amount that is not paid may, in the Business Manager's sole discretion, be waived permanently or accrued, without interest, to be paid at a later point in time. For the year ended December 31, 2011, because we declared distributions during each calendar quarter in an amount equal to 6% per annum, the Business Manager was entitled to a business management fee in an amount equal to approximately $4.8 million, of which approximately $3.8 million was permanently waived and $1.0 million was paid.

As used herein, "average invested assets" means, for any period, the average of the aggregate book value of our assets, including all intangibles and goodwill, invested, directly or indirectly, in equity interests in, and loans secured by, real estate assets, as well as amounts invested in consolidated and unconsolidated joint ventures or other partnerships, REITs and other real estate operating companies, before reserves for amortization and depreciation or bad debts or other similar non-cash reserves, computed by taking the average of these values at the end of each month during the relevant calendar quarter. Notwithstanding the above, "average invested assets" excludes, for these purposes, any investments in securities, including any noncontrolling interests in REITs or other real estate operating companies, for which a separate investment advisor fee is paid.

After stockholders have first received, on an aggregate basis, from distributions from all sources, a 10% per annum cumulative, non-compounded return on, plus return of, aggregate "invested capital," we will pay our Business Manager an incentive fee equal to 15% of the net proceeds from the sale of our real estate assets, including assets owned by a REIT or other real estate operating company that we acquire and operate as a subsidiary. For these purposes, "invested capital" means the aggregate original issue price paid for the shares of our common stock reduced by prior distributions identified as special distributions from the sale or financing of our real estate assets. Net sales proceeds will be calculated after paying any property disposition fee to Inland Real Estate Brokerage, Inc. or Inland Partnership Property Sales Corporation. We did not satisfy the conditions necessary for the payment of an incentive fee, and thus did not incur any incentive fees, during the year ended December 31, 2011.

Upon a "liquidity event," we will pay our Business Manager a listing fee equal to 15% of the amount by which (1) the "market value" of the outstanding shares of our common stock, or the common stock of our subsidiary, plus the total distributions paid to stockholders from inception until the date that market value is determined exceeds (2) the aggregate invested capital, less any distributions of net sales or financing proceeds, plus the total distributions required to be paid to our stockholders in order to pay them the "priority return" from inception through the date that market value is determined. In the event that, at the date of determination, stockholders have not received a return of capital plus the priority return, less any distributions of net sales or financing proceeds, the fee will be paid at the time that we have paid the total distributions required to be paid to our stockholders in order to pay them the priority return, calculated as described herein. The obligation to pay this fee will terminate if we acquire our Business Manager prior to a liquidity event. The terms "liquidity event," "market value" and "priority return" are defined in our business management agreement. We did not experience a "liquidity event," and thus did not incur a listing fee, during the year ended December 31, 2011.

***Real Estate Management Agreements***

We have entered into real estate management agreements with each of our Real Estate Managers, under which our Real Estate Managers and their affiliates manage or oversee each of our real properties. For each property that is managed directly by any of our Real Estate Managers or their affiliates, we pay the applicable Real Estate Manager a monthly fee of up to 4.5% of the gross income from each property the entity manages. The applicable Real Estate Manager determines, in its sole discretion, the amount of the fee with respect to a particular property, subject to the 4.5% limitation. This fee may be increased, subject to the approval of a majority of our independent directors, for certain properties. For the year ended December 31, 2011, we incurred real estate management fees in an aggregate amount equal to approximately $3.1 million.

If we acquire a property that will be managed directly by entities other than our Real Estate Managers or their affiliates, such as any healthcare-related properties and lodging properties which must be operated by third parties to ensure proper treatment of the income generated by these properties under the applicable REIT rules or that will be owned through a joint venture, or if we acquire a property as a result of acquiring interests in other REITs or real estate operating companies, we will pay the applicable Real Estate Manager a monthly oversight fee of up to 1% of the gross income from the applicable property. The applicable Real Estate Manager will determine, in its sole discretion, the amount of the fee with respect to a particular property, subject to the 1% limit. We also will reimburse each Real Estate Manager and its affiliates for property-level expenses that they pay or incur on our behalf, including the salaries, bonuses and benefits of persons employed by the Real Estate Manager and its affiliates except for the salaries, bonuses and benefits of persons who also serve as one of our executive officers or as an executive officer of any of our Real Estate Managers. In addition, with respect to any property that is managed directly by entities other than our Real Estate Managers or their affiliates and does not generate income, such as properties that are newly constructed, are under development or construction, or have not yet been developed, we may pay a monthly oversight fee based upon the "hourly billing rate" of the applicable Real Estate Manager, multiplied by the number of hours spent by its employees in providing oversight services for us in respect of that property. In no event will our Real Estate Managers receive both a real estate management fee and an oversight fee with respect to a particular property. In addition, except as otherwise approved by a majority of our independent directors, the total fees paid to our Real Estate Managers for managing a particular property, including oversight fees, may not exceed 4.5% of the gross income generated by the applicable property. During the year ended December 31, 2011, we did not incur any oversight fees or related expenses.

***Dealer Manager Agreement***

We are a party to a dealer manager agreement with Inland Securities Corporation ("Inland Securities"), the dealer manager for our current public offering. Inland Securities is entitled to receive a selling commission equal to 7.5% of the sale price for each share sold in the "best efforts" offering and a marketing contribution equal to 2.5% of the gross offering proceeds from shares sold in the "best efforts" offering. We also reimburse Inland Securities for bona fide out-of-pocket, itemized and detailed due diligence expenses, in amounts up to 0.5% of the gross offering proceeds. These expenses may, in our sole discretion, be reimbursed from amounts paid or reallowed as a marketing contribution, or may be reimbursed from issuer costs. For the year ended December 31, 2011, we incurred selling commissions and a marketing contribution totaling approximately $21.9 million and $7.7 million, respectively, and did not reimburse any bona fide out-of-pocket, itemized and detailed due diligence expenses. Inland Securities reallowed, in the aggregate, approximately $24.3 million of these fees.

In addition, we reimburse IREIC, its affiliates and third parties for any issuer costs that they pay on our behalf, including any bona fide out-of-pocket, itemized and detailed due diligence expenses not reimbursed from amounts paid or reallowed as a marketing contribution, in an amount not to exceed 1.5% of the gross offering proceeds. For the year ended December 31, 2011, these costs totaled approximately $3.9 million.

***Other Fees and Expense Reimbursements***

We reimburse our Business Manager, Real Estate Managers and entities affiliated with each of them, such as Inland Real Estate Acquisitions, Inc. ("IREA"), Inland Institutional Capital Partners Corporation and their respective affiliates for expenses paid on our behalf in connection with acquiring real estate assets, regardless of whether we acquire the assets. We may not, however, reimburse expenses that exceed the greater of 6% of the contract price of any real estate asset or, in the case of a loan, 6% of the funds advanced. For the year ended December 31, 2011, we reimbursed approximately $1.0 million in acquisition expenses.

We pay Inland Mortgage Servicing Corporation 0.03% per year on the first billion dollars and 0.01% thereafter on all mortgages that are serviced by Inland Mortgage Servicing Corporation. In addition, we pay Inland Mortgage Brokerage Corporation and Inland Commercial Mortgage Corporation 0.2% of the principal amount of each loan placed for us by either entity. During the year ended December 31, 2011, we incurred approximately $0.1 million in loan servicing fees and approximately $0.4 million in loan placement fees.

We pay Inland Investment Advisors, Inc. a monthly fee for providing investment advisory services in connection with our investments in securities. We pay fees at an annual rate equal to 1% of the first $1 to $5 million of securities under management, 0.85% of securities from $5 to $10 million, 0.75% of securities from $10 to $25 million, 0.65% of securities from $25 to $50 million, 0.60% of securities from $50 to $100 million and 0.50% of securities above $100 million. Assets under management are determined based on the aggregate carrying value of the securities as reported on the applicable broker's monthly statement or report. During the year ended December 31, 2011, we incurred approximately $0.1 million in investment advisory fees.

We reimburse IREIC, our Business Manager, our Real Estate Managers and their respective affiliates for any expenses that they pay or incur in providing ancillary services to us. During the year ended December 31, 2011, we reimbursed approximately $1.9 million to IREIC, our Business Manager and their respective affiliates.

We reimburse a related party of the Business Manager for costs incurred for construction oversight provided to us relating to our joint venture redevelopment project. During the year ended December 31, 2011, we reimbursed approximately $0.1 million for these costs.

We may pay a property disposition fee to Inland Real Estate Brokerage, Inc. or Inland Partnership Property Sales Corporation in an amount equal to the lesser of: (1) 3% of the contract sales price of the property; or (2) 50% of the customary commission which would be paid to a third party broker for the sale of a comparable property. The amount paid, when added to the sums paid to unaffiliated parties, may not exceed either the customary commission or an amount equal to 6% of the contract sales price. We did not incur any property disposition fees during the year ended December 31, 2011.

***Other Related Party Transactions***

As of December 31, 2011, we owed approximately $1.9 million to IREIC and its affiliates related to advances used to pay administrative and offering costs and certain accrued expenses which are included in due to related parties. These amounts represent non-interest bearing advances by IREIC and its affiliates, which we intend to repay.

On March 10, 2011, IREIC forgave $1.5 million in liabilities related to non-interest bearing advances that were previously funded to us. For purposes of accounting principles generally accepted in the United States ("GAAP"), this forgiveness of debt was treated as a capital contribution from IREIC although IREIC had not received, and will not receive, any additional shares of our common stock for making this contribution.

As of December 31, 2011, we had deposited cash in an amount equal to approximately $3.2 million in Inland Bank and Trust, a subsidiary of Inland Bancorp, Inc., which is an affiliate of The Inland Real Estate Group, Inc.

We have established a discount stock purchase policy for related parties and related parties of the Business Manager that enables the related parties to purchase shares of common stock at $9.00 per share. We sold 55,203 shares to related parties and recognized an expense related to these discounts of approximately $0.06 million for the year ended December 31, 2011.

We are a member of a limited liability company formed as an insurance association captive, which is owned in equal proportions by us and three other REITs sponsored by IREIC and serviced by an affiliate of our Business Manager. We entered into this insurance captive in 2009, to stabilize insurance costs, manage our exposures and recoup expenses through the functions of the captive program.

At December 31, 2011, we owned 75,000 shares of common stock of Inland Real Estate Corporation, valued at approximately $0.6 million as of December 31, 2011, and 1,000 shares of common stock in the Inland Real Estate Group of Companies, with a recorded value of $1,000 at December 31, 2011.

***Policies and Procedures with Respect to Related Party Transactions***

We may not engage in transactions with entities sponsored by, or affiliated with, IREIC unless a majority of our board of directors, including a majority of our independent directors, finds the transaction to be fair and reasonable and on terms no less favorable to us than those from an unaffiliated party under the same circumstances. Our board also has adopted a policy prohibiting us from engaging in the following types of transactions with these entities:

- purchasing real estate assets from, or selling real estate assets to, any IREIC-affiliated entities (this excludes circumstances where an entity affiliated with IREIC, such as IREA, enters into a purchase agreement to acquire a property and then assigns the purchase agreement to us);

- making loans to, or borrowing money from, any IREIC-affiliated entities (this excludes expense advancements under existing agreements and the deposit of monies in any banking institution affiliated with IREIC); and

- investing in joint ventures with any IREIC-affiliated entities.

This policy does not impact agreements or relationships between us and IREIC and its affiliates that relate to the day-to-day management of our business or our offering of securities.

Further, if we decide, at some point in the future, to internalize our management functions, our Business Manager and Real Estate Managers have agreed to a limit on the purchase price for those entities and the form of the consideration if we decide to internalize our management functions by acquiring our Business Manager and Real Estate Managers in connection with a liquidity event. For these purposes, a "liquidity event" means: a listing our shares, or the shares of one of our subsidiaries, on a national securities exchange; selling all or substantially all of our assets; or entering into a merger, reorganization, business combination, share exchange or acquisition, in which our stockholders receive cash or the securities of another issuer that are listed on a national securities exchange. More specifically, in no event may the aggregate payment for these entities exceed two times the amount of the maximum business management fee that could be paid to the Business Manager during the four completed fiscal quarters prior to closing the transaction (specifically, the sum of 0.1875% of our average invested assets for each of the preceding four calendar quarters multiplied by two). Further, in no event may the aggregate payment exceed 1.5% of the amount of our total assets on the last audited balance sheet prior to closing the transaction, giving effect to any property acquisitions that were probable or completed since the date of the last audited balance sheet, prior to the applicable transaction. In addition, we will issue shares of our common stock, rather than cash, to pay the purchase price. In calculating the purchase price, we will exclude any costs or expenses of the internalization transaction that we may agree to pay or reimburse for either: (1) costs and expenses our Business Manager or Real Estate Managers have incurred on our behalf; or (2) costs and expenses our Business Manager or Real Estate Managers incur directly in connection with the internalization transaction

## AUDIT COMMITTEE REPORT

*The following Audit Committee Report does not constitute "soliciting material" and should not be deemed "filed" with the SEC or incorporated by reference into any other filing we make under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent we specifically incorporate this Report by reference therein.*

The Company's management is responsible for the financial reporting process, preparing consolidated financial statements in accordance with GAAP, designing and implementing a system of internal controls and procedures designed to ensure compliance with GAAP and applicable laws and regulations. Our independent registered public accounting firm is responsible for auditing our year-end financial statements. The audit committee is responsible for monitoring and reviewing these procedures and processes. The audit committee is comprised of three independent directors whose independence has been determined by the board of directors based on the standards set forth in the audit committee's charter. The board has determined that Mr. Wurtzebach qualifies as an "audit committee financial expert" as defined by the SEC. The members of the audit committee are not professionally engaged in the practice of accounting or auditing, and do not provide any expert or other special assurance as to our financial statements concerning compliance with the laws, regulations or GAAP or as to the independence of the registered public accounting firm. The audit committee relies in part, without independent verification, on the information provided to it and on the representations made by management and the independent registered public accounting firm that the financial statements have been prepared in conformity with GAAP.

During the year ended December 31, 2011, the audit committee met six times. At these meetings, the members of the audit committee met with representatives of the members of the Company's management and with the Company's independent registered public accounting firm, KPMG LLP ("KPMG"). The committee discussed numerous items at these meetings including KPMG's responsibilities to the Company and its audit plan for the year ended December 31, 2011.

The audit committee also has reviewed and discussed the Company's audited consolidated financial statements as of and for the year ended December 31, 2011 with the Company's management. Management has advised the committee that each set of financial statements reviewed had been prepared in accordance with GAAP, and reviewed significant accounting and disclosure issues with the committee.

The audit committee also discussed with KPMG all of the matters required by generally accepted auditing standards, including those described in Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board ("PCAOB") in Rule 3200T, including the quality of our accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. The audit committee obtained a formal written statement from KPMG, describing all relationships between KPMG and the Company that might bear on KPMG's independence. In addition the audit committee discussed any relationships that may have an impact on KPMG's objectivity and independence and reviewed audit and non-audit fees paid to KPMG and the written disclosures and letter from KPMG to the committee, as required by the PCAOB Ethics and Independence Rule 3526, *Communication with Audit Committees Concerning Independence*. The audit committee has concluded that KPMG is independent from the Company.

Based on the above-mentioned review and discussions with management and KPMG, the audit committee recommended to the board of directors that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2011, for filing with the SEC.

The Audit Committee
Charles H. Wurtzebach, Chairman
Lee A. Daniels
Heidi N. Lawton

***Independent Registered Public Accounting Firm***

The audit committee has selected KPMG to serve as our independent registered public accounting firm for the year ending December 31, 2012. Representatives of KPMG will attend the annual meeting. These representatives will have an opportunity to make a statement if they desire to do so, and will be available to respond to appropriate stockholder questions.

***Fees to Independent Registered Public Accounting Firm***

The following table presents fees for professional services rendered by KPMG for the audit of our annual financial statements for the years ended December 31, 2011 and 2010, together with fees for audit-related services and tax services rendered by KPMG for the years ended December 31, 2011 and 2010, respectively.

| **Description** | **Year ended December 31,** | |
|---|---|---|
| | **2011** | **2010** |
| Audit fees[(1)] | $749,750 | $689,150 |
| Audit-related fees | - | - |
| Tax fees[(2)] | $60,000 | $42,450 |
| All other fees | - | - |
| TOTAL | $809,750 | $731,600 |

(1) Audit fees consist of fees paid for the audit of our annual financial statements and review of our financial statements included in our quarterly reports on Form 10-Q, as well as fees relating to registration statements and the audits of Historical Summary of Gross Income and Direct Operating Expenses of properties acquired.

(2) Tax fees are comprised of tax compliance fees.

### *Approval of Services and Fees*

Our audit committee has reviewed and approved all of the fees charged by KPMG, and actively monitors the relationship between audit and non-audit services provided by KPMG. The audit committee concluded that all services rendered by KPMG during the years ended December 31, 2011 and 2010, respectively, were consistent with maintaining KPMG's independence. Accordingly, the audit committee has approved all of the services provided by KPMG. As a matter of policy, the Company will not engage its primary independent registered public accounting firm for non-audit services other than "audit-related services," as defined by the SEC, certain tax services and other permissible non-audit services except as specifically approved by the chairperson of the audit committee and presented to the full committee at its next regular meeting. The policy also includes limits on hiring partners of, and other professionals employed by, KPMG to ensure that the SEC's auditor independence rules are satisfied.

Under the policy, the audit committee must pre-approve any engagements to render services provided by the Company's independent registered public accounting firm and the fees charged for these services including an annual review of audit fees, audit-related fees, tax fees and other fees with specific dollar value limits for each category of service. During the year, the audit committee will periodically monitor the levels of fees charged by KPMG and compare these fees to the amounts previously approved. The audit committee also will consider on a case-by-case basis and, if appropriate, approve specific engagements that are not otherwise pre-approved. Any proposed engagement that does not fit within the definition of a pre-approved service may be presented to the chairperson of the audit committee for approval.

## COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of our current or former officers or employees, or the current or former officers or employees of our subsidiaries, participated in any deliberations of our board of directors concerning executive officer compensation during the year ended December 31, 2011. In addition, during the year ended December 31, 2011, none of our executive officers served as a director or a member of the compensation committee of any entity that has one or more executive officers serving as a member of our board of directors.

## STOCKHOLDER PROPOSALS FOR 2013 ANNUAL MEETING

We have not received any stockholder proposals for inclusion in this year's proxy statement. Stockholders may nominate director candidates and make proposals to be considered at our annual meeting to be held in 2013.

### *Recommendations for Director Candidates*

The Company plans to elect directors again at next year's annual meeting. Nominations for director positions will be made by our nominating and corporate governance committee. With respect to candidates recommended by stockholders, recommendations must be submitted in accordance with the procedures specified in Section 9 of Article II of our bylaws. Generally, this requires that the stockholder send certain information about the candidate to our secretary not later than the 90th day and not earlier than the 120th day prior to the first anniversary of the proxy statement for the preceding year's annual meeting. For our annual meeting to be held in 2013, a stockholder must provide written notice of a candidate recommendation not earlier than December 5, 2012 and not later than January 4, 2013, to our corporate secretary, c/o Inland Diversified Real Estate Trust, Inc., 2901 Butterfield Road, Oak Brook, Illinois 60523. Candidate recommendations submitted in accordance with the procedures specified in Article II, Section 9 of our bylaws. A copy of our bylaws may be obtained by written request to our corporate secretary at the same address.

### *Other Stockholder Proposals*

Stockholders intending to present any other proposal for action by the stockholders at an annual meeting are subject to the same notice provisions under our bylaws as discussed above. Accordingly, for our annual meeting to be held in 2013, a stockholder must provide written notice of a proposal not earlier than December 5, 2012 and not later than January 4, 2013.

Our bylaws do not change the deadline for a stockholder seeking to include a proposal in our proxy statement pursuant to Rule 14a-8 promulgated under the Exchange Act or affect a stockholder's right to present for action at an annual meeting any proposal so included. Rule 14a-8 requires that notice of a stockholder proposal requested to be included in our proxy materials pursuant to that Rule must generally be furnished to our corporate secretary not later than 120 days prior to the anniversary date of our proxy statement for the previous year's annual meeting. For our annual meeting to be held in 2013, stockholder proposals to be considered for inclusion in the proxy statement under Rule 14a-8 must be received by our corporate secretary no later than December 5, 2012.

Each of these stockholder proposals should be submitted in writing and addressed to our corporate secretary, c/o Inland Diversified Real Estate Trust, Inc., 2901 Butterfield Road, Oak Brook, Illinois 60523.

YOUR VOTE IS IMPORTANT. THE PROMPT RETURN OF PROXIES WILL SAVE US THE EXPENSE OF FURTHER REQUESTS FOR PROXIES. PLEASE PROMPTLY MARK, SIGN, DATE AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE.

Printed on recycled paper


INLAND
DIVERSIFIED
REAL ESTATE TRUST, INC.

# INLAND DIVERSIFIED REAL ESTATE TRUST, INC.
# 2011 ANNUAL REPORT

Dear Fellow Stockholder:

In the short history of our company, this is the first opportunity we've had to write to our stockholders at a time when the prognosis for the economy is generally positive. Writing this letter became a pleasurable experience knowing that there is optimism in the job market and for corporate earnings, as well as retail sales growth and strengthening commercial real estate fundamentals. As you read the enclosed report, you will note that we solidified our portfolio in 2011 with the acquisition of quality real estate assets, and our total assets now exceed $1 billion. Our stockholders' equity is approaching $500 million and our Funds From Operations ("FFO") increased almost seven-fold from 2010. For 2011, our FFO exceeded the amount of the distributions paid to our stockholders, and the excess of FFO over distributions paid in 2011 resulted in additional funds retained in our company.

As of December 31, 2011, the average economic occupancy rate of our portfolio exceeded 97%, a high-water mark for us and among the highest in the industry. As noted in our annual report, approximately 56% of the expected revenue to be generated from our in-place leases extends to the period from 2017 and beyond. This means that we have an income stream that when combined with future lease renewals, we believe will sustain our ability to pay distributions well into the future. We maintain a diverse and financially sound tenant base that stands behind our leases.

During 2011, Inland Diversified achieved several significant milestones:

- Purchased 19 properties for a total of approximately $521 million
- Assembled a combined total portfolio of 49 properties totaling approximately 5.6 million square feet
- Revenue was approximately $72.1 million, up from approximately $18.2 million in 2010
- FFO was approximately $26.7 million, up from approximately $3.9 million in 2010

We are often asked about financing, as a result of the recent volatile capital markets environment. Although the conduit financing market experienced disruptions in 2011, there was no negative effect on us because we purposefully diversify our financial relationships. In 2011, we increased our bank and life insurance company borrowings as a percentage of our total, which helped lower our average interest rate per annum to 4.94% at the end of 2011 compared to 5.16% at the end of 2010.

Based on the information provided in this report, we believe that you will come to the same conclusion as the management team of your REIT - that Inland Diversified is well-positioned to enjoy continued

- more -

financial success as we go forward. The economic realities of the last four years have left a lasting impression of caution, as we know that one single event or a series of events from anywhere in the world can have significant consequences. Simply put, we will continue to build our business based on conservative investing principles. Our acquisition pipeline is deep, and comprised of assets similar in profile to what we have previously purchased. Our focus remains on buying properties with a stable tenant base and long-term leases in place. We intend to evaluate opportunities that will enhance our future performance, which may include joint ventures and selective development projects.

Thank you for investment in Inland Diversified and your trust in our management team. We look forward to another successful year in 2012.

Sincerely,

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

| Robert D. Parks<br>Chairman of the Board | Barry L. Lazarus<br>President and Chief Operating Officer |
|---|---|

The statements and certain other information contained in this letter, which can be identified by the use of forward-looking terminology such as "may," "will," "expects," "anticipates," "believes," "intends," "should," "estimates," "could" or similar expressions, constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the safe harbors created thereby. These statements are not guarantees of future performance, and are subject to a variety of risks and uncertainties, including but not limited to those risk factors listed and described under "Risk Factors" in the Company's Annual Report on Form 10-K. These risks and uncertainties could cause actual results to differ materially from those projected.

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



# FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
**FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
**FOR THE TRANSITION PERIOD FROM TO**

**COMMISSION FILE NUMBER: 000-53945**

# Inland Diversified Real Estate Trust, Inc.
**(Exact name of registrant as specified in its charter)**

| **Maryland** | **26-2875286** |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |
| **2901 Butterfield Road, Oak Brook, Illinois** | **60523** |
| (Address of principal executive offices) | (Zip Code) |

**630-218-8000**
**(Registrant's telephone number, including area code)**

**Securities registered pursuant to Section 12(b) of the Act:**
**None**

**Securities registered pursuant to Section 12(g) of the Act:**
**Common stock, $0.001 par value per share**
**(Title of Class)**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to the filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.45 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. (See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act).

| | | | |
|---|---|---|---|
| Large accelerated filer | ☐ | Accelerated filer | ☐ |
| Non-accelerated filer | ☒ | Smaller reporting company | ☐ |

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

While there is no established market for the registrant's shares of common stock, the registrant currently is conducting an offering of its shares of common stock pursuant to a registration statement on Form S-11. In its primary offering, the registrant is selling shares of its common stock for $10.00 per share, with discounts available for certain categories of purchasers. The number of shares held by non-affiliates as of June 30, 2011 (the last business day of the registrant's most recently completed second fiscal quarter) was 42,039,403.

As of March 1, 2012, there were 66,077,645 shares of the registrant's common stock outstanding.

**DOCUMENTS INCORPORATED BY REFERENCE**

The registrant incorporates by reference portions of its Definitive Proxy Statement for the 2012 Annual Meeting of Stockholders, which is expected to be filed no later than April 29, 2012, into Part III of this Form 10-K to the extent stated herein.

**INLAND DIVERSIFIED REAL ESTATE TRUST, INC.**

**TABLE OF CONTENTS**

## PART I

### Item 1. Business

#### General

Inland Diversified Real Estate Trust, Inc. (which we refer to herein as the "Company," "we," "our" or "us") was incorporated in June 2008 as a Maryland corporation. We were formed to acquire and develop a diversified portfolio of commercial real estate located in the United States and Canada. We also may invest in other real estate assets such as interests in real estate investment trusts, or "REITs," or other "real estate operating companies" that own these assets, joint ventures and commercial mortgage debt. Our sponsor, Inland Real Estate Investment Corporation, referred to herein as our "Sponsor" or "IREIC," is a subsidiary of The Inland Group, Inc. Various affiliates of our Sponsor are involved in our business. We are externally managed and advised by Inland Diversified Business Manager & Advisor, Inc. referred to herein as our "Business Manager," a wholly owned subsidiary of our Sponsor. Our Business Manager is responsible for overseeing and managing our day-to-day operations. Our properties typically are managed by Inland Diversified Real Estate Services LLC, Inland Diversified Asset Services LLC, Inland Diversified Leasing Services LLC and Inland Diversified Development Services LLC, referred to collectively herein as our "Real Estate Managers," which are indirectly controlled by the four principals of The Inland Group. Unless otherwise noted, all dollar amounts are stated in thousands.

On August 24, 2009, we commenced our initial public offering, referred to herein as the "Offering." We are offering 500,000,000 shares of our common stock at a price equal to $10.00 per share on a "best efforts" basis. We also are offering up to 50,000,000 shares of our common stock at a price equal to $9.50 per share to stockholders who elect to participate in our distribution reinvestment plan, or "DRP." The dealer manager of this Offering is Inland Securities Corporation, a wholly owned subsidiary of our Sponsor. As of December 31, 2011, we had issued a total of 58,411,177 shares through the Offering, which includes 2,023,655 shares issued through our DRP. Through the Offering, we had raised a total of approximately $582,422 of gross offering proceeds as of December 31, 2011, which includes proceeds from the sale of shares issued through the DRP. We will close the Offering to new investors on August 23, 2012.

At December 31, 2011, we owned 46 retail properties and two office properties collectively totaling 5,579,328 square feet and one multi-family property totaling 300 units. As of December 31, 2011, the portfolio had a weighted average physical occupancy and economic occupancy of 94.7% and 97.3%, respectively. Economic occupancy excludes square footage associated with an earnout component. At the time of acquisition, certain properties have an earnout component to the purchase price, meaning we did not pay a portion of the purchase price at closing for certain vacant spaces, although we own the entire property. We are not obligated to pay this contingent purchase price unless space which was vacant at the time of acquisition is later rented within the time limits and parameters set forth in the acquisition agreement.

#### Segment Data

We currently view our real estate portfolio as one business segment in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). Accordingly, we did not report any other segment disclosures in 2011. As we acquire additional properties in the future, we anticipate adding business segments and related disclosures when the segments become more significant. Information related to our business segment for the year 2011 is set forth in Note 14 to our consolidated financial statements in Item 8 of this annual report on Form 10-K.

#### Tax Status

We have elected to be taxed as a REIT for federal income tax purposes under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code") beginning with the tax year ended December 31, 2009. Because we qualify for taxation as a REIT, we generally will not be subject to federal income tax on taxable income that is distributed to stockholders. If we fail to qualify as a REIT in any taxable year, without the benefit of certain relief provisions, we will be subject to federal (including any applicable alternative minimum tax) and state income tax on our taxable income at regular corporate rates. Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income, property or net worth, respectively, and to federal income and excise taxes on our undistributed income.

#### Competition

We are subject to significant competition in seeking real estate investments and tenants. We compete with many third parties engaged in real estate investment activities including other REITs, specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, mutual funds, institutional investors, investment banking firms, lenders, hedge funds, governmental bodies and other entities. Some of these competitors, including larger REITs, have substantially greater financial resources than we do and generally enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies.

**Employees**

We do not have any employees. In addition, all of our executive officers are officers of IREIC or one or more of its affiliates and are compensated by those entities, in part, for their service rendered to us. We do not separately compensate our executive officers for their service as officers, nor do we reimburse either our Business Manager or Real Estate Managers for any compensation paid to individuals who also serve as our executive officers, or the executive officers of our Business Manager or its affiliates or our Real Estate Managers; provided that, for these purposes, the secretaries of our Company and the Business Manager are not considered "executive officers."

**Conflicts of Interest**

Certain persons performing services for our Business Manager and Real Estate Managers are employees of IREIC or its affiliates, and may also perform services for its affiliates and other IREIC-sponsored entities. These individuals face competing demands for their time and services and may have conflicts in allocating their time between our business and assets and the business and assets of these other entities. IREIC also may face a conflict of interest in allocating personnel and resources among these entities. In addition, conflicts exist to the extent that we acquire properties in the same geographic areas where properties owned by other IREIC-sponsored programs are located. In these cases, a conflict may arise in the acquisition or leasing of properties if we and another IREIC-sponsored program are competing for the same properties or tenants in negotiating leases, or a conflict may arise in connection with the resale of properties if we and another IREIC-sponsored program are selling similar properties at the same time.

Our charter contains provisions setting forth our ability to engage in certain related party transactions. Our board of directors reviews all of these transactions and, as a general rule, any related party transactions must be approved by a majority of the directors, including a majority of the independent directors, not otherwise interested in the transaction. Further, we may not engage in certain transactions with entities sponsored by, or affiliated with, IREIC unless a majority of our board of directors, including a majority of our independent directors, finds the transaction to be fair and reasonable and on terms no less favorable to us than those from an unaffiliated party under the same circumstances. Our board has adopted a policy prohibiting us from engaging in the following types of transactions with IREIC-affiliated entities:

- purchasing real estate assets from, or selling real estate assets to, any IREIC-affiliated entities (this excludes circumstances where we have entered into an agreement for services with an entity affiliated with IREIC, such as Inland Real Estate Acquisitions, Inc. ("IREA"), who from time to time may enter into a purchase agreement to acquire a property and then assigns the purchase agreement to us);
- making loans to, or borrowing money from, any IREIC-affiliated entities (this excludes expense advancements under existing agreements and the deposit of monies in any banking institution affiliated with IREIC); and
- investing in joint ventures with any IREIC-affiliated entities.

This policy does not impact agreements or relationships between us and IREIC and its affiliates that relate to the day-to-day management of our business or our Offering.

**Environmental Matters**

As an owner of real estate, we are subject to various environmental laws, rules and regulations adopted by various governmental bodies or agencies. Compliance with these laws, rules and regulations has not had a material adverse effect on our business, assets, or results of operations, financial condition and ability to pay distributions. We do not believe that our existing portfolio as of December 31, 2011 will require us to incur material expenditures to comply with these laws and regulations.

**Executive Officers**

The following sets forth certain information with regard to our executive officers as of December 31, 2011:

Robert D. Parks, 68, has been our chairman of the board and director since our formation.

Barry L. Lazarus, 65, has been our president and chief operating officer since May 2009.

Cathleen M. Hrtanek, 35, has been our secretary since our formation.

Steven T. Hippel, 40, has been our treasurer and chief accounting officer since November 2009.

Roberta S. Matlin, 67, has been our vice president since our formation.

**Access to Company Information**

We electronically file our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports with the Securities and Exchange Commission ("SEC"). The public may read and copy any of the reports that are filed with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at (800)-SEC-0330. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically.

We make available, free of charge, by responding to requests addressed to our customer relations group, the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports on our website, www.inlanddiversified.com. These reports are available as soon as reasonably practicable after such material is electronically filed or furnished to the SEC.

**Certifications**

We have filed with the SEC the certifications required pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, which are attached as Exhibits 31.1 and 31.2 to this annual report on Form 10-K.

**Item 1A. Risk Factors**

*The factors described below represent our principal risks. Other factors may exist that we do not consider to be significant based on information that is currently available or that we are not currently able to anticipate. The occurrence of any of the risks discussed below could have a material adverse effect on our business, financial condition, results of operations and ability to pay distributions to our stockholders. Potential investors and our stockholders may be referred to as "you" or "your" in this Item 1A, "Risk Factors," section.*

**Risks Related to Our Business**

**We have a limited operating history.**

We have a limited operating history. We are subject to all of the business risks and uncertainties associated with any new business, including the risk that we will not achieve our investment objectives and that the value of an investor's investment could decline substantially. We were formed in June 2008 and, as of December 31, 2011, had acquired 46 retail properties, two office properties and one multi-family property. As a company in its early stages of operations, we have incurred losses since our inception and we may continue to incur losses. As a result, we cannot assure you that, in the future, we will be profitable or that we will realize growth in the value of our assets.

**There is no public market for our shares, and you may not be able to sell your shares.**

There is no established public market for our shares and no assurance that one may develop. Our charter does not require our directors to seek stockholder approval to liquidate our assets by a specified date, nor does our charter require our directors to list our shares for trading by a specified date. Our board does not anticipate evaluating a listing on a national securities exchange until at least 2014. In addition, even if our board decides to seek a listing of our shares of common stock, there is no assurance that we will satisfy the listing requirements or that our shares will be approved for listing. Further, our charter limits a person or group from owning more than 9.8% in value of our outstanding stock or more than 9.8% in value or in number of shares, whichever is more restrictive, of our outstanding common stock without prior approval of our board. Moreover, our share repurchase program includes numerous restrictions that would limit your ability to sell your shares to us. Our board of directors may reject any request for repurchase of shares, or amend, suspend or terminate our share repurchase program upon notice. Therefore, it will be difficult for you to sell your shares promptly or at all. If you are able to sell your shares, you likely will have to sell them at a substantial discount to the price you paid for the shares. It also is likely that your shares would not be accepted as the primary collateral for a loan.

**Recent market disruptions may adversely impact many aspects of our operating results and operating condition.**

The financial and real estate markets have undergone pervasive and fundamental disruptions in the last few years. The disruptions have had and may continue to have an adverse impact on the availability of credit to businesses generally, and real estate in particular, and have resulted in and could lead to further weakening of the U.S. and global economies. The availability of debt financing secured by commercial real estate has declined as a result of tightened underwriting standards. Our business has been affected, and may continue to be affected, by market and economic challenges experienced by the U.S. economy or real estate industry as a whole or by the local economic conditions in the markets in which our real estate assets are located, including the dislocations in the credit markets and general global economic recession. These challenging economic conditions also may impact the ability of certain of our tenants to satisfy rental payments under existing leases. Specifically, these conditions may have the following consequences:

- the financial condition of our tenants may be adversely affected, which may result in us having to reduce rental rates in order to retain the tenants;
- an increase in the number of bankruptcies or insolvency proceedings of our tenants and lease guarantors, which could delay our efforts to collect rent and any past due balances under the relevant leases and ultimately could preclude collection of these sums;
- credit spreads for major sources of capital may widen if stockholders demand higher risk premiums or interest rates could increase due to inflationary expectations, resulting in an increased cost for debt financing;

- our ability to borrow on terms and conditions that we find acceptable may be limited, which could result in our operations generating lower overall economic returns and a reduced level of cash flow, which could potentially impact our ability to make distributions to our stockholders or pursue acquisition opportunities, among other things, and increase our interest expense;
- a further reduction in the amount of capital that is available to finance real estate, which, in turn, could lead to a decline in real estate values generally, slow real estate transaction activity and reduce the loan to value ratio upon which lenders are willing to lend;
- the value of certain of real estate assets may decrease below the amounts we pay for them, which would limit our ability to dispose of assets at attractive prices or to obtain debt financing secured by these assets and could reduce the availability of unsecured loans;
- the value and liquidity of short-term investments, if any, could be reduced as a result of the dislocation of the markets for our short-term investments and increased volatility in market rates for these investments or other factors; and
- one or more counterparties to derivative financial instruments that we enter into could default on their obligations to us, or could fail, increasing the risk that we may not realize the benefits of these instruments.

For these and other reasons, we cannot assure you that we will be profitable or that we will realize growth in the value of our investments.

***The amount and timing of distributions may vary.***

There are many factors that can affect the availability and timing of cash distributions paid to our stockholders such as our ability to buy, and earn positive yields on, real estate assets, the yields on securities of other entities in which we invest, our operating expense levels, as well as many other variables. The actual amount and timing of distributions is determined by our board of directors in its discretion, based on its analysis of our earnings, cash flow, anticipated cash flow, capital expenditure investments and general financial condition. Actual cash available for distribution may vary substantially from estimates. In addition, to the extent we invest in development or redevelopment projects, or in properties requiring significant capital requirements, our ability to make distributions may be negatively impacted, especially while we are raising capital and acquiring properties. If we are not able to generate sufficient cash flow from operations, determined in accordance with U.S. GAAP, to fully fund distributions, some or all of our distributions may be paid from other sources, including cash flow generated from investing activities, including the net proceeds from the sale of our assets. Distributions reduce the amount of money available to invest in properties or other real estate assets.

In addition, our credit agreement, dated November 1, 2010, with KeyBank National Association as administrative agent for itself and any other lenders which may become parties to the agreement (the "Credit Facility"), imposes limits on our ability to pay distributions. More specifically, without lender consent, we may not declare and pay distributions if any default under the agreement then exists or if distributions, excluding any distributions reinvested through our DRP, for the then-current quarter (and beginning with our fiscal quarter ending March 31, 2012, for the past four fiscal quarters) would exceed 95% of our funds from operations, or "FFO," for that period. For the fiscal quarter ended December 31, 2011, distributions did not exceed 95% of our FFO. Even if we are able to obtain lender consent to pay such distributions, any distributions that exceed cash flows from operations or FFO will likely not be sustainable for a significant period of time.

***There is no assurance that our Business Manager will continue to charge less than it is entitled to charge in an effort to increase cash available for distribution, or that IREIC will continue to contribute monies to fund future distributions.***

From time to time, our Business Manager has waived business management fees and IREIC has contributed monies to us to fund our distributions. For GAAP purposes, the latter monies have been treated as capital contributions from IREIC although IREIC has not received, and will not receive, any additional shares of our common stock for these contributions. Neither our Business Manager nor IREIC has any obligation to provide us with additional advances or contributions, and our Business Manager is not obligated to defer, accrue or waive any portion of its business management fee or reimbursements.

***Our share repurchase program may be amended, suspended or terminated by our board of directors.***

Our board of directors, in its sole discretion, may amend, suspend (in whole or in part), or terminate our share repurchase program. Further, our board reserves the right in its sole discretion to change the repurchase prices or reject any requests for repurchases. Any amendments to, or suspension or termination of, the share repurchase program may restrict or eliminate your ability to have us repurchase your shares and otherwise prevent you from liquidating your investment.

***Our ongoing strategy depends, in part, upon future acquisitions, and we may not be successful in identifying and consummating these transactions.***

Our business strategy involves expansion through the acquisition properties. We may not be successful in identifying suitable properties or other assets or in consummating these acquisitions on satisfactory terms, if at all.

Further, we face significant competition for attractive investment opportunities from an indeterminate number of other real estate investors, including investors with significant capital resources such as domestic and foreign corporations and financial institutions, publicly traded and privately held REITs, private institutional investment funds, investment banking firms, life insurance companies and pension funds. As a result of competition, we may be unable to acquire additional properties as we desire or the purchase price may be significantly elevated.

In light of current market conditions and depressed real estate values, property owners in many markets remain hesitant to sell their properties, resulting in fewer opportunities to acquire properties. Of the limited number of desirable properties that we are seeing come to market, we are either facing significant competition to acquire stabilized properties, or having to accept lease-up risk associated with properties that have lower occupancy. As market conditions and real estate values recover, more properties may become available for acquisition, but we can provide no assurances that these properties will meet our investment objectives or that we will be successful in acquiring these properties. Although conditions in the credit markets have improved over the past year, the ability of buyers to utilize higher levels of leverage to finance property acquisitions has been, and remains, somewhat limited. If we are unable to acquire sufficient debt financing at suitable rates or at all, we may be unable to acquire as many additional properties as we anticipate.

***We may suffer from delays in selecting, acquiring and developing suitable properties.***

Regardless of the amount of capital we raise or borrow, we may experience delays in deploying our capital into assets or in realizing a return on the capital we invest. The more money we raise in our current public offering, the more important it will be to invest the net offering proceeds promptly. We could suffer from delays in locating suitable investments as a result of competition in the relevant market, regulatory requirements such as those imposed by the SEC which require us to provide audited financial statements and our reliance on our Business Manager to locate suitable investments for us at times when the management of our Business Manager is simultaneously seeking to locate suitable investments for other IREIC-sponsored programs. Further, our investments may not yield immediate returns. For example, properties acquired before the start of construction or during the early stages of construction typically will not generate income for some period of time. Likewise, we may experience delays as a result of negotiating or obtaining the necessary purchase documentation to close an acquisition.

We also have invested, and may continue to invest, proceeds we receive from our current public offering in short-term, highly-liquid but very low-yield investments. These yields will likely be less than the distribution yield paid to stockholders, requiring us to earn a greater return from our other investments to make up for this "negative spread." Further, we may use the principal amount of these investments, and any returns generated on these investments, to pay fees in connection with our offering and the expenses of our Business Manager, Real Estate Managers and other affiliates of IREIC in connection with acquiring real estate assets for us.

***Actions of our joint venture partners could negatively impact our performance.***

As of December 31, 2011, we had entered into one joint venture with a third party, and may enter into additional joint ventures in the future. We are not, and generally do not expect to be, in a position to exercise sole decision-making authority regarding the property, partnership, joint venture or other entity in such joint venture investments. Consequently, our joint venture investments may involve risks not otherwise present with other methods of investment in real estate. For example, our co-member, co-venturer or partner may have economic or business interests or goals which are or which become inconsistent with our business interests or goals, and we and our venture partner may not agree on all proposed actions to certain aspects of the venture. Any disputes between us and our partners, co-members or co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and directors from focusing their time and effort on our business. We also face the risk that our venture partners may become bankrupt, which would mean that we and any other remaining venture partners may remain liable for the joint venture's liabilities, and the risk that that our partners may fail to fund their share of any required capital contributions, which could result in us having to contribute that capital.

In addition, relationships with venture partners are contractual in nature. These agreements may restrict our ability to sell our interest when we desire or on advantageous terms and, on the other hand, may be terminated or dissolved under the terms of the agreements and, in each event, we may not continue to own or operate the interests or assets underlying the relationship or may need to purchase these interests or assets at an above-market price to continue ownership.

***If we internalize our management functions, your interest in us could be diluted and we may be unable to retain key personnel.***

At some point in the future, we may consider becoming self-managed by internalizing the functions performed for us by our Business Manager and Real Estate Managers in connection with a liquidity event. Our Business Manager and Real Estate Managers have agreed that if we internalize our management functions in connection with a liquidity event or events, the purchase price we may pay for these entities will be limited and we will issue shares of our common stock, rather than cash, to pay the purchase price. The issuance of our common stock to our Business Manager or Real Estate Managers in these transactions may reduce the percentage of our outstanding shares owned by our other stockholders. Further, if we internalize our management functions, certain key employees may not become our employees but may instead remain employees of our Business Manager and Real Estate Managers or their respective affiliates, especially if we internalize our management functions but do not acquire our Business Manager and Real Estate Managers. An inability to manage an internalization transaction could effectively result in our incurring excess costs and suffering deficiencies in our disclosure controls and procedures or our internal control over financial reporting. These deficiencies could cause us to incur additional costs, and our management's attention could be diverted from most effectively managing our investments, which could result in us being sued and incurring litigation-associated costs in connection with the internalization transaction.

***If we pursue the acquisition of our Business Manager and Real Estate Managers, there is no assurance that we will reach an agreement with these parties as to the terms of the transaction.***

Although our agreements with our Business Manager and Real Estate Managers limit the aggregate purchase price that we will pay to acquire our Business Manager and Real Estate Managers, neither the Business Manager nor the Real Estate Managers are obligated to enter into a transaction with us at any particular price. If we desire to internalize our management functions by acquiring our Business Manager and Real Estate Managers, our independent directors, as a whole, or a committee thereof, will have to negotiate the specific terms and conditions of any agreement or agreements to acquire these entities, including the actual purchase price, subject to this limit. There is no assurance that we will be able to enter into an agreement with the Business Manager and Real Estate Managers on mutually acceptable terms. Accordingly, we would have to seek alternative courses of actions to internalize our management functions.

***If we seek to internalize our management functions, other than by acquiring our Business Manager and Real Estate Managers, we could incur greater costs and lose key personnel.***

Our Business Manager and Real Estate Managers have advised our board that neither the Business Manager nor the Real Estate Managers will agree to be acquired unless the internalization occurs in connection with a listing or other liquidity event. If our board deems an internalization to be in our best interests, it may decide that we should pursue an internalization by hiring our own group of executives and other employees or entering into an agreement with a third party, such as a merger, instead of by acquiring our Business Manager and Real Estate Managers. The costs that we would incur in this case are uncertain and may be substantial. Further, we would lose the benefit of the experience of our Business Manager and Real Estate Managers.

***The failure of any bank in which we deposit our funds could reduce the amount of cash we have available to pay distributions and invest in real estate assets.***

We have deposited our cash and cash equivalents in several banking institutions in an attempt to minimize exposure to the failure or takeover of any one of these entities. However, the Federal Insurance Deposit Corporation, or "FDIC," generally only insures limited amounts per depositor per insured bank. At December 31, 2011, we had cash and cash equivalents and restricted cash deposited in interest bearing transaction accounts at certain financial institutions, including Inland Bank and Trust, a subsidiary of an affiliate of TIREG, exceeding these federally insured levels. If any of the banking institutions in which we have deposited funds ultimately fails, we may lose our deposits over the federally insured levels. The loss of our deposits could reduce the amount of cash we have available to distribute or invest.

***Your return may be reduced if we are required to register as an investment company under the Investment Company Act.***

The company is not registered, and does not intend to register itself or any of its subsidiaries, as an investment company under the Investment Company Act. If we become obligated to register the company or any of its subsidiaries as an investment company, the registered entity would have to comply with a variety of substantive requirements under the Investment Company Act imposing, among other things:

- limitations on capital structure;
- restrictions on specified investments;
- prohibitions on transactions with affiliates; and
- compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly change our operations.

The company intends to continue conducting its operations, directly and through wholly or majority-owned subsidiaries, so that the company and each of its subsidiaries are exempt from registration as an investment company under the Investment Company Act. Under Section 3(a)(1)(A) of the Investment Company Act, a company is not deemed to be an "investment company" if it neither is, nor holds itself out as being, engaged primarily, nor proposes to engage primarily, in the business of investing, reinvesting or trading in securities. Under Section 3(a)(1)(C) of the Investment Company Act, a company is not deemed to be an "investment company" if it neither is engaged, nor proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and does not own or propose to acquire "investment securities" having a value exceeding 40% of the value of its total assets on an unconsolidated basis, which we refer to as the "40% test."

As of the date of this report, the company and all of its wholly and majority-owned subsidiaries are not considered investment companies under either Section 3(a)(1)(A) or Section 3(a)(1)(C) of the Investment Company Act. In the event that the company or any of its wholly or majority-owned subsidiaries would ever inadvertently fall within one of the definitions of "investment company," we intend to rely on the exception provided by Section 3(c)(5)(C) of the Investment Company Act.

Under Section 3(c)(5)(C), the SEC staff generally requires the company to maintain at least 55% of its assets directly in qualifying assets to qualify for this exception. Mortgage-backed securities may or may not constitute such qualifying assets, depending on the characteristics of the mortgage-backed securities, including the rights that we have with respect to the underlying loans. The company's ownership of mortgage-backed securities, therefore, is limited by provisions of the Investment Company Act and SEC staff interpretations.

The method we use to classify our assets for purposes of the Investment Company Act is based in large measure upon no-action positions taken by the SEC staff in the past. These no-action positions were issued in accordance with factual situations that may be substantially different from the factual situations we may face, and a number of these no-action positions were issued more than ten years ago. No assurance can be given that the SEC staff will concur with our classification of our assets. In addition, the SEC staff may, in the future, issue further guidance that may require us to re-classify our assets for purposes of qualifying for exemption from regulation under the Investment Company Act. If we are required to re-classify our assets, we may no longer be in compliance with the exemption from the definition of an "investment company" provided by Section 3(c)(5)(C) of the Investment Company Act.

A change in the value of any of our assets could cause us to fall within the definition of "investment company" and negatively affect our ability to maintain our exemption from regulation under the Investment Company Act. To avoid being required to register the company or any of its subsidiaries as an investment company under the Investment Company Act, we may be unable to sell assets we would otherwise want to sell and may need to sell assets we would otherwise wish to retain. In addition, we may have to acquire additional income- or loss-generating assets that we might not otherwise have acquired or may have to forgo opportunities to acquire interests in companies that we would otherwise want to acquire and would be important to our investment strategy.

If we were required to register the company as an investment company but failed to do so, we would be prohibited from engaging in our business, and criminal and civil actions could be brought against us. In addition, our contracts would be unenforceable unless a court required enforcement, and a court could appoint a receiver to take control of us and liquidate our business.

***Your investment may be subject to additional risks if we make investments in Canada.***

We may purchase real estate assets located in Canada, and may make or purchase mortgage, bridge, mezzanine or other loans or participations in these loans made by a borrower located in, or secured by property located in, Canada. To the extent that we invest in real estate assets located in Canada, in addition to risks inherent in domestic real estate investments, we will also be subject to fluctuations in foreign currency exchange rates and the uncertainty of foreign laws and markets including, but not limited to, unexpected changes in regulatory requirements, difficulties in managing international operations, currency exchange controls, potentially adverse tax consequences, additional accounting and control expenses and the administrative burden associated with complying with a wide variety of foreign laws. Changes in foreign currency exchange rates may adversely impact the fair values and earnings streams of our international holdings and therefore the returns on our non-dollar denominated investments. To the extent that we make real property investments in Canada, we will be subject to changes in the value of the Canadian Dollar relative to the value of the U.S. Dollar. Although we may hedge our foreign currency risk, we may not be able to do so successfully and may incur losses on these investments as a result of exchange rate fluctuations. In addition, if our REIT status is not recognized in Canada, any income or gains from Canadian sources may be subject to foreign taxation, withholding taxes, transfer taxes and value added taxes.

**Risks Related to Investments in Real Estate**

***There are inherent risks with real estate investments.***

Investments in real estate assets are subject to varying degrees of risk. For example, an investment in real estate cannot generally be quickly converted to cash, limiting our ability to promptly vary our portfolio in response to changing economic, financial and investment conditions. Investments in real estate assets also are subject to adverse changes in general economic conditions which, for example, reduce the demand for rental space. Among the factors that could impact our real estate assets and the value of an investment in us are:

- local conditions such as an oversupply of space or reduced demand for real estate assets of the type that we seek to acquire, including, with respect to any lodging properties we may acquire, quick changes in supply of and demand for rooms that are rented or leased on a day-to-day basis;
- inability to collect rent from tenants;
- vacancies or inability to rent space on favorable terms;
- inflation and other increases in operating costs, including insurance premiums, utilities and real estate taxes;
- increases in energy costs or airline fares or terrorist incidents which impact the propensity of people to travel and therefore impact revenues from any lodging properties we may acquire, especially because operating costs cannot be adjusted as quickly;
- federal, state or local regulations and controls affecting rents, zoning, prices of goods, fuel and energy consumption, water and environmental restrictions, as well as any adverse changes in these or other laws and regulations applicable to us;

- the relative illiquidity of real estate investments;
- changing market demographics;
- an inability to acquire and finance properties on favorable terms, if at all;
- acts of God, such as earthquakes, floods or other uninsured losses; and
- changes or increases in interest rates and availability of financing.

In addition, periods of economic slowdown or recession, or declining demand for real estate, or the public perception that any of these events may occur, could result in a general decline in rents or increased defaults under existing leases.

***We face significant competition in the leasing market, which may decrease or prevent increases in the occupancy and rental rates of our properties.***

We own properties located throughout the United States. We compete with numerous developers, owners and operators of commercial properties, many of which own properties similar to, and in the same market areas as, our properties. If our competitors offer space at rental rates below current market rates, or below the rental rates we currently charge our tenants, we may lose existing or potential tenants and we may be pressured to reduce our rental rates below those we currently charge in order to attract new tenants and retain existing tenants when their leases expire. Also, if our competitors develop additional properties in locations near our properties, there may be increased competition for creditworthy tenants, which may require us to make capital improvements to properties that we would not have otherwise made.

***We depend on tenants for the majority of our revenue from real property investments, and lease terminations or the exercise of any co-tenancy rights will adversely affect our operations.***

Any defaults on lease payment obligations by a tenant will cause us to lose the revenue associated with the relevant lease. If these defaults become significant, we will be forced to use other funds to make payments on the mortgage indebtedness secured by the impacted property to prevent a foreclosure action. If a tenant defaults, we may experience delays in enforcing our rights as a landlord and may incur substantial costs in protecting our investment. In addition, if a tenant at a single-user facility, which has been designed or built primarily for a particular tenant or a specific type of use, fails to renew its lease or defaults on its lease obligations, we may not be able to readily market a single-user facility to a new tenant, if at all, without making substantial capital improvements or incurring other significant re-leasing costs.

Further, with respect to any retail properties we acquire, we may enter into leases containing co-tenancy provisions. Co-tenancy provisions may allow a tenant to exercise certain rights if, among other things, another tenant fails to open for business, delays its opening or ceases to operate, or if a percentage of the property's gross leasable space or a particular portion of the property is not leased or subsequently becomes vacant. A tenant exercising co-tenancy rights may be able to abate minimum rent, reduce its share or the amount of its payments of common area operating expenses and property taxes or cancel its lease. In addition, in the case of leases with retail tenants, the majority of the leases contain provisions giving the particular tenant the exclusive right to sell particular types of merchandise or provide specific types of services within the particular retail center. In the event of a default at one of these properties, these lease provisions may limit the number and types of prospective tenants interested in leasing space at that property.

***We may suffer adverse consequences due to the financial difficulties, bankruptcy or insolvency of our tenants.***

Recent economic conditions may cause our tenants to experience financial difficulties, including bankruptcy, insolvency or a general downturn in their business. The retail sector in particular has been, and could continue to be, adversely affected by weakness in the national, regional and local economies, the level of consumer spending and consumer confidence, the adverse financial condition of some large retailing companies, the ongoing consolidation in the retail sector, the excess amount of retail space in a number of markets and increasing competition from discount retailers, outlet malls, internet retailers and other online businesses. As of December 31, 2011, retail properties represented approximately 93.5% of our real property portfolio, based on aggregate purchase price paid at closing. We cannot provide assurance that any tenant that files for bankruptcy protection will continue to pay us rent. A bankruptcy filing by, or relating to, one of our tenants or a lease guarantor would bar efforts by us to collect pre-bankruptcy debts from that tenant or lease guarantor, or its property, unless we receive an order permitting us to do so from the bankruptcy court. In addition, we cannot evict a tenant solely because of bankruptcy. The bankruptcy of a tenant or lease guarantor could delay our efforts to collect past due balances under the relevant leases, and could ultimately preclude collection of these sums. If a lease is assumed by the tenant in bankruptcy, all pre-bankruptcy balances due under the lease must be paid to us in full. If, however, a lease is rejected by a tenant in bankruptcy, we would have only a general, unsecured claim for damages. An unsecured claim would only be paid to the extent that funds are available and only in the same percentage as is paid to all other holders of general, unsecured claims. Restrictions under the bankruptcy laws further limit the amount of any other claims that we can make if a lease is rejected. As a result, it is likely that we would recover substantially less than the full value of the remaining rent during the term.

***One of our tenants generated a significant portion of our revenue, and rental payment defaults by this significant tenant could adversely affect our results of operations.***

As of December 31, 2011, approximately 7.0% of our consolidated annualized base rental revenue was generated by Kohl's Department Stores, Inc. ("Kohl's"). As a result of the concentration of revenue generated from Kohl's, if this tenant was to cease paying rent or fulfilling its other monetary obligations, we could have significantly reduced rental revenues or higher expenses until the default was cured or the properties that it leases were leased to a new tenant or tenants. In addition, there is no assurance that the properties could be re-leased on similar or better terms.

***Geographic concentration of our portfolio makes us particularly susceptible to adverse economic developments in the real estate markets of those areas.***

As of December 31, 2011, approximately 23.0%, 9.6% and 9.4% of our consolidated annualized base rental revenue of our consolidated portfolio was generated by properties located in the States of Florida, North Carolina and Virginia, respectively. Accordingly, our rental revenues and property operating results are likely to be impacted by economic changes affecting these states. This geographic concentration also exposes us to risks of oversupply and competition in these real estate markets.

***Acquiring or attempting to acquire multiple properties in a single transaction may adversely affect our operations.***

From time to time, we acquire multiple properties in a single transaction. Portfolio acquisitions typically are more complex and expensive than single property acquisitions, and the risk that a multiple-property acquisition does not close may be greater than in a single-property acquisition. Portfolio acquisitions may also result in us owning investments in geographically dispersed markets, placing additional demands on our Business Manager and Real Estate Managers in managing the properties in the portfolio. In addition, a seller may require that a group of properties be purchased as a package even though we may not want to purchase one or more properties in the portfolio. In these situations, if we are unable to identify another person or entity to acquire the unwanted properties, we may be required to operate or attempt to dispose of these properties. We also may be required to accumulate a large amount of cash to fund such acquisitions. We would expect the returns that we earn on such cash to be less than the returns on real property. Therefore, acquiring multiple properties in a single transaction may reduce the overall yield on our portfolio.

***If we acquire lodging or healthcare-related properties, we will depend on third-parties to manage those facilities.***

In order to maintain our REIT qualification, we will not be able to operate any lodging or healthcare-related properties that we acquire or participate in the decisions affecting the daily operations of these properties. We will lease any lodging and healthcare-related properties we acquire to a taxable REIT subsidiary, or "TRS," in which we may own up to a 100% interest. Our TRS will enter into management agreements with eligible independent contractors that are not our subsidiaries or otherwise controlled by us to manage these properties. Thus, independent operators, under management agreements with our TRS, will control the daily operations of our lodging and healthcare-related properties.

We will depend on these independent management companies to operate our lodging and healthcare-related properties. We will not have the authority to require these properties to be operated in a particular manner or to govern any particular aspect of the daily operations, such as establishing room rates at our lodging properties. Thus, even if we believe our lodging or healthcare-related properties are being operated inefficiently or in a manner that does not result in satisfactory results, we may not be able to force the management company to change its method of operation of these properties. We can only seek redress if a management company violates the terms of the applicable management agreement with the TRS, and then only to the extent of the remedies provided for under the terms of the management agreement. In the event that we need to replace any management company, we may be required by the terms of the management agreement to pay substantial termination fees and may experience significant disruptions at the affected properties.

***Franchise agreements may limit our flexibility.***

Any lodging properties that we acquire will be operated pursuant to franchise or license agreements with nationally recognized hotel brands. These franchise agreements may contain specific standards for, and restrictions and limitations on, the operation and maintenance of our properties. We do not know whether those limitations may conflict with our ability to create specific business plans tailored to each property and to each market.

The standards may change over time, in some cases at the direction of the franchisor, and may restrict our TRS's ability, as franchisee, to make improvements or modifications to a property without the consent of the franchisor. In addition, compliance with the standards could require us or our TRS, as franchisee, to incur significant expenses or capital expenditures. Action or inaction on our part, or by our TRS, could result in a breach of those standards or other terms and conditions of the franchise agreements and could result in the loss or cancellation of a franchise license.

In connection with terminating or changing the franchise affiliation of a lodging property, we may be required to incur significant expenses or capital expenditures. Moreover, the loss of a franchise license could have a material adverse effect upon the operations or the underlying value of the property covered by the franchise because of the loss of associated name recognition, marketing support and centralized reservation systems provided by the franchisor.

***The lodging industry is seasonal.***

The lodging industry is seasonal in nature. Generally, occupancy rates and hotel revenues are greater in the second and third quarters than in the first and fourth quarters. As a result of the seasonality of the lodging industry, there will likely be quarterly fluctuations in results of operations of any lodging properties that we may own. Quarterly financial results may be adversely affected by factors outside our control.

***The lodging market is highly competitive and generally subject to greater volatility than other market segments in which we may invest.***

The lodging business is highly competitive and influenced by factors such as location, room rates and quality, service levels, reputation and reservation systems, among many other factors. There are many competitors in this market, and these competitors may have substantially greater marketing and financial resources than those available to us. This competition, along with other factors, such as over-building in the lodging industry and certain deterrents to traveling, may increase the number of rooms available and may decrease the average occupancy and room rates of our lodging properties. The demand for rooms at any lodging properties that we may acquire will change much more rapidly than the demand for space at other properties that we acquire.

***The healthcare industry is heavily regulated and existing and new laws or regulations, changes to existing laws or regulations, loss of licensure or failure to obtain licensure could result in the inability of tenants at our healthcare-related facilities to make lease payments to us.***

We intend to invest in medical office buildings and healthcare-related facilities. The healthcare industry is highly regulated by federal, state and local laws, and is directly affected by federal conditions of participation, state licensing requirements, facility inspections, state and federal reimbursement policies, regulations concerning capital and other expenditures, certification requirements and other laws, regulations and rules. In addition, healthcare facilities are subject to regulatory approvals not required for other types of real estate. Sanctions for failure to comply with these regulations and laws include, but are not limited to, loss of or inability to obtain licensure, fines and loss of or inability to obtain certification to participate in the Medicare and Medicaid programs, as well as potential criminal penalties. The failure of any tenant to comply with these laws, requirements and regulations could affect its ability to establish or continue its operation of the facility or facilities and could adversely affect the tenant's ability to make lease payments to us. In addition, restrictions and delays in transferring the operations of healthcare facilities, in obtaining new third-party payor contracts, including Medicare and Medicaid provider agreements, and in receiving licensure and certification approval from appropriate state and federal agencies by new tenants may affect our ability to terminate lease agreements, remove tenants that violate lease terms and replace existing tenants with new tenants at these facilities. Furthermore, these matters may affect new tenants' ability to obtain reimbursement for services rendered, which could adversely affect their ability to pay rent to us and to pay principal and interest on their loans from us.

***Recent healthcare reform legislation may affect our revenue, if we acquire healthcare-related facilities.***

In March 2010, the Patient Protection and Affordable Care Act and the Healthcare and Education Reconciliation Act of 2010 were signed into law. Together, the two Acts serve as the primary vehicle for comprehensive healthcare reform in the United States. The Acts are intended to reduce the number of individuals in the United States without health insurance and effect significant other changes to the ways in which healthcare is organized, delivered and reimbursed. The complexities and ramifications of the new legislation are significant, and will be implemented in a phased approach beginning in 2010 and concluding in 2018. At this time, the effects of healthcare reform and its impact on our business, if we acquire healthcare-related facilities, are not yet known.

***Reductions in reimbursement from third-party payors, including Medicare and Medicaid, could adversely affect the profitability of tenants at any healthcare-related facilities that we may acquire, and hinder their ability to make rent payments to us.***

Sources of revenue for tenants and operators at any healthcare-related facilities that we may acquire may include the federal Medicare program, state Medicaid programs, private insurance carriers and health maintenance organizations, among others. Efforts by these payors to reduce healthcare costs will likely continue, which may result in reductions or slower growth in reimbursement for certain services provided by some of these tenants. In addition, the failure of any of our tenants to comply with various laws and regulations could jeopardize their ability to continue participating in Medicare, Medicaid and other government-sponsored payment programs.

The healthcare industry continues to face various challenges, including increased government and private payor pressure on healthcare providers to control or reduce costs. We believe that tenants at healthcare-related facilities will continue to experience a shift in payor mix away from fee-for-service payors, resulting in an increase in the percentage of revenues attributable to managed care payors, government payors and general industry trends that include pressures to control healthcare costs. Pressures to control healthcare costs and a shift away from traditional health insurance reimbursement have resulted in an increase in the number of patients whose healthcare coverage is provided under managed care plans, such as health maintenance organizations and preferred provider organizations. In addition, due to the aging of the population and the expansion of governmental payor programs, we anticipate that there will be a marked increase in the number of patients reliant on healthcare coverage provided by governmental payors. These changes could have a material adverse effect on the financial condition of tenants at our healthcare-related facilities.

***Tenants of any medical office buildings and healthcare-related facilities that we may acquire may be subject to significant legal action that could subject them to increased operating costs and substantial uninsured liabilities, which may affect their ability to pay their rent payments to us.***

Certain types of tenants of medical office buildings and healthcare-related facilities may often become subject to claims that their services have resulted in patient injury or other adverse effects. The insurance coverage maintained by these tenants may neither cover all claims made against them nor continue to be available at a reasonable cost, if at all. In some states, insurance coverage for the risk of punitive damages arising from professional liability and general liability claims or litigation may not, in certain cases, be available due to state law. Tenants in these states may be liable for punitive damage awards that are either not covered or that exceed their insurance policy limits. We also believe that there has been, and will continue to be, an increase in governmental investigations of certain healthcare providers, particularly in the area of Medicare/Medicaid false claims, as well as an increase in enforcement actions resulting from these investigations. Insurance is not typically available to cover these losses. Any adverse determination in a legal proceeding or governmental investigation, whether currently asserted or arising in the future, could have a material adverse effect on a tenant's financial condition. If a tenant is unable to obtain or maintain insurance coverage, if judgments exceed their insurance coverage, if a tenant is required to pay uninsured punitive damages, or if a tenant is subject to an uninsurable government enforcement action, the tenant could be exposed to substantial additional liabilities, which may affect the tenant's ability to pay rent.

***Delays in collecting accounts receivable by tenants at any healthcare-related facilities that we may acquire could adversely affect their cash flows and financial condition and their ability to meet their obligations to us.***

Billing and collection of accounts receivable by our tenants at healthcare-related facilities are subject to the complex regulations that govern Medicare and Medicaid reimbursement and rules imposed by non-government payors. If these tenants fail to bill and collect on a timely basis in accordance with these regulations and rules, they could be subject to payment delays that could negatively impact their cash flows and ultimately their financial condition and their ability to meet their obligations to us.

***Short-term leases may expose us to the effects of declining market rent.***

Certain types of the properties we own, such as multi-family properties, typically have short-term leases, generally one year or less, with tenants. There is no assurance that we will be able to renew these leases as they expire or attract replacement tenants on comparable terms, if at all.

***If we acquire student housing properties, we may be exposed to the annual leasing cycle of student housing properties, changing university admission and housing policies, and other risks inherent in the student housing industry.***

Student housing properties must be almost entirely re-leased each year. Thus, if we acquire this type of property, we will be exposed to increased leasing risk. These facilities are highly dependent on the effectiveness of their marketing and leasing efforts and personnel during the late summer and early fall re-leasing season. Changes in university admission policies can also adversely affect student housing properties, such as requirements that freshman, or other classes of students, live in a university-owned facility, resulting in lower occupancy rates for other facilities. Additionally, many colleges and universities own and operate their own competing on-campus housing, offering better proximity to the campus and on-campus facilities. Colleges and universities can generally avoid real estate taxes and borrow funds at lower interest rates than us, thereby enabling them to offer lower rental rates than competing facilities and negatively impacting our property occupancy or rental rates. Federal and state requirements to publish reports of crime or other negative publicity regarding the safety of the students residing on, or near, our student housing properties may have an adverse effect on the operations of these types of properties.

***Your investment may be subject to additional risks if we invest in public infrastructure assets.***

Your investment may be subject to additional risks if we invest in public infrastructure assets. Public infrastructure assets are subject to different operating risks than more traditional investments in real properties. These risks include, but are not limited to:

- operational problems or supply disruption at a facility;
- disruptions caused by significant catastrophic events, such as major plant breakdowns, pipeline or electricity line ruptures, or other disasters;
- the imposition of special tariffs and changes in tax laws, regulatory policies and accounting standards;
- a change in the number of users who use the assets, which could negatively impact our profitability; and
- general changes in market sentiment towards infrastructure assets.

Moreover, acquiring infrastructure assets often involves an ongoing commitment to a governmental agency. The nature of these commitments exposes the owners of infrastructure assets to a higher level of regulatory control and risk than typically imposed on other businesses or real estate assets. Cash flows from these assets may be disrupted or altered by an adverse change in regulation by various government authorities, including regulation of rates charged to customers.

In addition, specific infrastructure assets may face completely unique risks. For example, in the case of private toll roads, there are risks relating to improper grading, improper lane design and improper access. States and the federal government generally do not face suits relating to these factors because of the doctrine of sovereign immunity, which would not apply to a private toll road operator. Thus, absent specific protective legislation, any person injured on a private toll road may sue the toll road owner. As another example, correctional facilities entail heightened risks associated with fire safety (due to prisoner incarceration and the inability to quickly exit a burning facility), design (prison population control issues and non-inmate safety), and potentially high construction costs associated with security features. Additionally, government agencies are the only likely lessees, thus reducing the competitive pressures for high lease rates. Also potentially affecting lease rates would be demand for cells, which could decline dramatically because of a variety of factors, most particularly the crime rate, but also factors such as prison sentence guidelines and parole policies.

***Inflation may adversely affect our financial condition and results of operations.***

Increases in the rate of inflation may adversely affect our net operating income from leases with stated rent increases or limits on the tenant's obligation to pay its share of operating expenses, which could be lower than the increase in inflation at any given time. Inflation could also have an adverse effect on consumer spending, which may impact our tenants' sales and, with respect to those leases including percentage rent clauses, our average rents.

***Operating expenses may increase in the future and to the extent these increases cannot be passed on to our tenants, our cash flow and our operating results would decrease.***

Operating expenses, such as expenses for fuel, utilities, labor, building materials and insurance are not fixed and may increase in the future. There is no guarantee that we will be able to pass these increases on to our tenants. To the extent these increases cannot be passed on to our tenants, any increases would cause our cash flow and our operating results to decrease.

***We depend on the availability of public utilities and services, especially for water and electric power. Any reduction, interruption or cancellation of these services may adversely affect us.***

Public utilities, especially those that provide water and electric power, are fundamental for the sound operation of our assets. The delayed delivery or any material reduction or prolonged interruption of these services could allow certain tenants to terminate their leases or result in an increase in our costs, as we may be forced to use backup generators, which also could be insufficient to fully operate our facilities and could result in our inability to provide services. Accordingly, any interruption or limitation in the provision of these essential services may adversely affect us.

***An increase in real estate taxes may decrease our income from properties.***

Some local real property tax assessors may seek to reassess some of our properties as a result of our acquisition of the property. Generally, from time to time our property taxes will increase as property values or assessment rates change or for other reasons deemed relevant by the assessors. An increase in the assessed valuation of a property for real estate tax purposes will result in an increase in the related real estate taxes on that property. Although some tenant leases may permit us to pass through the tax increases to the tenants for payment, there is no assurance that renewal leases or future leases will be negotiated on the same basis. Increases not passed through to tenants will adversely affect our income, cash available for distributions, and the amount of distributions.

***CC&Rs may restrict our ability to operate a property.***

We may acquire properties that are contiguous to other parcels of real property, comprising part of the same commercial center. These properties may be subject to significant covenants, conditions and restrictions, known as "CC&Rs," that restrict our operation of these properties and any improvements on these properties, and our ability to grant easements on such properties. Moreover, the operation and management of contiguous properties may impact those properties. Compliance with CC&Rs may adversely affect our operating costs.

***We will not own or control the land in any ground lease properties that we may acquire.***

We may acquire property on land owned by a governmental entity or other third party, while we own a leasehold, permit, or similar interest. This means that while we have a right to use the property, we do not retain fee ownership in the underlying land. Accordingly, we will have no economic interest in the land or building at the expiration of the ground lease or permit. As a result, we will not share in any increase in value of the land associated with the underlying property. Further, because we do not control the underlying land, the lessor could take certain actions to disrupt our rights in the property or our tenants' operation of the properties or the case of a governmental entity, take the property in an eminent domain proceeding.

***We may be unable to sell assets if or when we decide to do so.***

Maintaining our REIT qualification and continuing to avoid registration under the Investment Company Act as well as many other factors, such as general economic conditions, the availability of financing, interest rates and the supply and demand for the particular asset type, may limit our ability to sell real estate assets. These factors are beyond our control. We cannot predict whether we will be able to sell any real estate asset on favorable terms and conditions, if at all, or the length of time needed to sell an asset.

***If we sell properties by providing financing to purchasers, we will bear the risk of default by the purchaser.***

We may, from time to time, sell a property or other asset by providing financing to the purchaser. There are no limits or restrictions on our ability to accept purchase money obligations secured by a mortgage as payment for the purchase price. The terms of payment to us will be affected by custom in the area where the property being sold is located and then-prevailing economic conditions. If we receive promissory notes or other property in lieu of cash from property sales, the distribution of the proceeds of sales to our stockholders, or reinvestment in other properties, will be delayed until the promissory notes or other property are actually paid, sold, refinanced or otherwise disposed. In some cases, we may receive initial down payments in cash and other property in the year of sale in an amount less than the selling price and subsequent payments will be spread over a number of years. We will bear the risk of default by the purchaser and may incur significant litigation costs in enforcing our rights against the purchaser.

***If a sale-leaseback transaction is re-characterized in a tenant's bankruptcy proceeding, our financial condition could be adversely affected.***

We may enter into sale-leaseback transactions, whereby we would purchase a property and then lease the same property back to the person from whom we purchased it. In the event of the bankruptcy of a tenant, a transaction structured as a sale-leaseback may be re-characterized as either a financing or a joint venture, either of which outcomes could adversely affect our financial condition, cash flow and the amount available for distributions to you.

If the sale-leaseback were re-characterized as a financing, we might not be considered the owner of the property, and as a result would have the status of a creditor in relation to the tenant. In that event, we would no longer have the right to sell or encumber our ownership interest in the property. Instead, we would have a claim against the tenant for the amounts owed under the lease, with the claim arguably secured by the property. The tenant/debtor might have the ability to propose a plan restructuring the term, interest rate and amortization schedule of its outstanding balance. If confirmed by the bankruptcy court, we could be bound by the new terms, and prevented from foreclosing our lien on the property. If the sale-leaseback were re-characterized as a joint venture, we and our lessee could be treated as co-venturers with regard to the property. As a result, we could be held liable, under some circumstances, for debts incurred by the lessee relating to the property.

***Uninsured losses or premiums for insurance coverage may adversely affect your returns.***

The nature of the activities at certain properties we may acquire will expose us and our tenants or operators to potential liability for personal injuries and, in certain instances, property damage claims. In addition, there are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters that are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Insurance risks associated with potential terrorist acts could sharply increase the premiums we pay for coverage against property and casualty claims. Mortgage lenders generally require property owners to purchase specific coverage insuring against terrorism as a condition for providing mortgage, bridge or mezzanine loans. These policies may or may not be available at a reasonable cost, if at all, which could inhibit our ability to finance or refinance our properties. In such instances, we may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. We cannot assure you that we will have adequate coverage for these losses. In the event that any of our properties incurs a casualty loss that is not fully covered by insurance, the value of the particular asset will likely be reduced by the uninsured loss. In addition, we cannot assure you that we will be able to fund any uninsured losses.

***Potential development and construction delays and resulting increased costs and risks may hinder our operating results and decrease our net income.***

We have acquired, and may again in the future acquire, unimproved real property or properties that are under development or construction. Investments in these properties will be subject to the uncertainties associated with the development and construction of real property, including those related to re-zoning land for development, environmental concerns of governmental entities or community groups and the developers' ability to complete the property in conformity with plans, specifications, budgeted costs and timetables. If a developer fails to perform, we may resort to legal action to rescind the purchase or the construction contract or to compel performance. A developer's performance may also be affected or delayed by conditions beyond the developer's control. Delays in completing construction could also give tenants the right to terminate preconstruction leases. We may incur additional risks when we make periodic progress payments or other advances to developers before they complete construction. These and other factors can result in increased costs of a project or loss of our investment. In addition, we will be subject to normal lease-up risks relating to newly constructed projects. We also must rely on rental income and expense projections and estimates of the fair market value of property upon completion of construction when agreeing upon a purchase price at the time we acquire the property. If our projections are inaccurate, we may pay too much for a property, and the return on our investment could suffer.

***If we contract with a development company for newly developed property, our earnest money deposit made to the development company may not be fully refunded.***

We may enter into one or more contracts, either directly or indirectly through joint ventures with affiliates or others, to acquire real property from a development company that is engaged in construction and development of commercial real properties. Properties acquired from a development company may be either existing income-producing properties, properties to be developed or properties under development. We anticipate that we will be obligated to pay a substantial earnest money deposit at the time of contracting to acquire these properties. In the case of properties to be developed by a development company, we anticipate that we will be required to close the purchase of the property upon completion of the development of the property. At the time of contracting and the payment of the earnest money deposit by us, the development company typically will not have acquired title to any real property. Typically, the development company will only have a contract to acquire land, a development agreement to develop a building on the land and an agreement with one or more tenants to lease all or part of the property upon its completion. We may enter into a contract with the development company even if at the time we enter into the contract we have not yet raised sufficient proceeds in our offering to enable us to close the purchase of such property. However, we may not be required to close a purchase from the development company, and may be entitled to a refund of our earnest money, in the following circumstances:

- the development company fails to develop the property;
- all or a specified portion of the pre-leased tenants fail to take possession under their leases for any reason; or
- we are unable to raise sufficient proceeds from our offering to pay the purchase price at closing.

The obligation of the development company to refund our earnest money will be unsecured, and we may not be able to obtain a refund of such earnest money deposit from it under these circumstances since the development company may be an entity without substantial assets or operations.

***We may obtain only limited warranties when we purchase a property and would have only limited recourse in the event our due diligence did not identify any issues that lower the value of our property.***

The seller of a property often sells the property in its "as is" condition on a "where is" basis and "with all faults," without any warranties of merchantability or fitness for a particular use or purpose. In addition, purchase agreements may contain only limited warranties, representations and indemnifications that will only survive for a limited period after the closing. The purchase of properties with limited warranties increases the risk that we may lose some or all of our invested capital in the property, as well as the loss of rental income from that property.

***We may acquire properties in regions that are particularly susceptible to natural disasters.***

We have acquired properties located in geographical areas, including Florida, Louisiana and Texas, that are regularly impacted by severe storms, hurricanes, and flooding. In addition, according to some experts, global climate change could result in heightened hurricane activity, thus further impacting these geographical areas. Natural disasters in these areas may cause damage to our properties beyond the scope of our insurance coverage, thus requiring us to make substantial expenditures to repair these properties and resulting in a loss of revenues from these properties. Any properties located near the coast will be exposed to more severe weather than properties located inland. Elements such as salt water and humidity in these areas can increase or accelerate wear on the properties' weatherproofing and mechanical, electrical and other systems, and cause mold issues over time. As a result, we may incur additional operating costs and expenditures for capital improvements at properties that we acquire in these areas.

***The costs of complying with environmental laws and other governmental laws and regulations may adversely affect us.***

All real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to environmental protection and human health and safety. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, and the remediation of contamination associated with disposals. We also are required to comply with various local, state and federal fire, health, life-safety and similar regulations. Some of these laws and regulations may impose joint and several liability on tenants, owners or operators for the costs of investigating or remediating contaminated properties. These laws and regulations often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of the hazardous or toxic substances. The cost of removing or remediating could be substantial. In addition, the presence of these substances, or the failure to properly remediate these substances, may adversely affect our ability to sell or rent a property or to use the property as collateral for borrowing.

Environmental laws and regulations also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures by us. Environmental laws and regulations provide for sanctions in the event of noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Third parties may seek recovery from owners or operators of real properties for personal injury or property damage associated with exposure to released hazardous substances. Compliance with new or more stringent laws or regulations or stricter interpretations of existing laws may require material expenditures by us. For example, various federal, regional and state laws and regulations have been implemented or are under consideration to mitigate the effects of climate change caused by greenhouse gas emissions. Among other things, "green" building codes may seek to reduce emissions through the imposition of standards for design, construction materials, water and energy usage and efficiency, and waste management. These requirements could increase the costs of maintaining or improving our existing properties or developing new properties.

***Our properties may contain or develop harmful mold, which could lead to liability for adverse health effects and costs of remediating the problem.***

The presence of mold at any of our properties could require us to undertake a costly program to remediate, contain or remove the mold. Mold growth may occur when moisture accumulates in buildings or on building materials. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing because exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. The presence of mold could expose us to liability from our tenants, their employees and others if property damage or health concerns arise.

***We may incur significant costs to comply with the Americans With Disabilities Act or similar laws.***

Our properties generally are subject to the Americans With Disabilities Act of 1990, as amended, which we refer to as the Disabilities Act. Under the Disabilities Act, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The Disabilities Act has separate compliance requirements for "public accommodations" and "commercial facilities" that generally require that buildings and services be made accessible and available to people with disabilities. In addition, with respect to any apartment properties, we also must comply with the Fair Housing Amendment Act of 1988, or "FHAA," which requires that apartment communities first occupied after March 13, 1991 be accessible to handicapped residents and visitors.

The requirements of the Disabilities Act or FHAA could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. We attempt to acquire properties that comply with the Disabilities Act and the FHAA or place the burden on the seller or other third party, such as a tenant, to ensure compliance with these laws. However, we cannot assure you that we will be able to acquire properties or allocate responsibilities in this manner. We may incur significant costs to comply with these laws.

***Terrorist attacks and other acts of violence or war may affect the markets in which we operate, our operations and our profitability.***

We may acquire real estate assets located in areas that are susceptible to attack. In addition, any kind of terrorist activity, including terrorist acts against public institutions or buildings or modes of public transportation (including airlines, trains or buses) could lessen travel by the public, which could have a negative effect on any of our lodging operations. These attacks may directly impact the value of our assets through damage, destruction, loss or increased security costs. Although we may obtain terrorism insurance, we may not be able to obtain sufficient coverage to fund any losses we may incur. Risks associated with potential acts of terrorism could sharply increase the premiums we pay for coverage against property and casualty claims. Further, certain losses resulting from these types of events are uninsurable or not insurable at reasonable costs.

More generally, any terrorist attack, other act of violence or war, including armed conflicts, could result in increased volatility in, or damage to, the United States and worldwide financial markets and economy. Any terrorist incident may, for example, deter people from traveling, which could affect the ability of our lodging properties to generate operating income and therefore our ability to pay distributions to you. Additionally, increased economic volatility could adversely affect our tenants' ability to pay rent on their leases or our ability to borrow money or issue capital stock at acceptable prices.

***We may have increased exposure to liabilities as a result of any participation by us in Section 1031 Exchange Transactions.***

We may enter into transactions that qualify for like-kind exchange treatment under Section 1031 of the Code, referred to herein as "1031 Exchange Transactions." Real estate acquired through a 1031 Exchange Transaction is commonly structured as the acquisition of real estate owned in co-tenancy arrangements as tenants-in-common with persons (referred to as "1031 Participants"), generally held in tax pass-through entities, including single-member limited liability companies or similar entities. Changes in tax laws may adversely affect 1031 Exchange Transactions. Owning co-tenancy interests involves risks generally not otherwise present with an investment in real estate such as:

- the risk that a co-tenant may at any time have economic or business interests or goals that are or that become inconsistent with our business interests or goals;
- the risk that a co-tenant may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives; or
- the possibility that a co-tenant might become insolvent or bankrupt, which may be an event of default under mortgage loan financing documents or allow a bankruptcy court to reject the tenants in common agreement or management agreement entered into by the co-tenants owning interests in the property.

***Actions by a co-tenant might have the result of subjecting the property to liabilities in excess of those contemplated and may have the effect of reducing your returns.***

If our interests become adverse to those of the other co-tenants in a 1031 Exchange Transaction, we may not have the contractual right to purchase the co-tenancy interests from the other co-tenants. Even if we are given the opportunity to purchase the co-tenancy interests, we cannot guarantee that we will have sufficient funds available to complete a purchase.

In addition, we may desire to sell our co-tenancy interests in a given property at a time when the other co-tenants do not desire to sell their interests. Therefore, we may not be able to sell our interest in a property at the time we would like to sell. We also expect it to be more difficult to find a willing buyer for our co-tenancy interests in a property than it would be to find a buyer for a property we owned outright. Further, agreements that contain obligations to acquire unsold co-tenancy interests in properties may be viewed by institutional lenders as a contingent liability against our cash or other assets, limiting our ability to borrow funds in the future.

**Risks Related to Investments in Other Real Estate Assets**

***Through owning equity interests in REITs or other real estate operating companies that invest in real estate or real estate-related assets, we are subject to the risks impacting each entity's assets.***

We have invested, and may continue to invest, in real estate-related securities. Equity securities are always unsecured and subordinated to other obligations of the issuer. Investments in real estate-related equity securities are subject to numerous risks including: (1) limited liquidity in the secondary trading market in the case of unlisted or thinly traded securities; (2) substantial market price volatility resulting from, among other things, changes in prevailing interest rates in the overall market or related to a specific issuer, as well as changing investor perceptions of the market as a whole, REIT or real estate securities in particular or the specific issuer in question; (3) subordination to the liabilities of the issuer; (4) the possibility that earnings of the issuer may be insufficient to meet its debt service obligations or to pay distributions; and (5) with respect to investments in real estate-related preferred equity securities, the operation of mandatory sinking fund or call/redemption provisions during periods of declining interest rates that could cause the issuer to redeem the securities. In addition, investments in real estate-related securities involve special risks relating to the particular issuer of the securities, including the financial condition and business outlook of the issuer. Issuers of real estate-related securities generally invest in real estate or real estate-related assets and are subject to the inherent risks associated with real estate-related investments discussed herein. Investing in real estate-related securities exposes our results of operations and financial condition to the factors impacting the trading prices of publicly-traded entities.

***Recent market conditions and the risk of continued market deterioration may reduce the value of any real estate related securities in which we may invest.***

Mortgage loans experienced increasing rates of delinquency, foreclosure and loss during the recent dislocations in the world credit markets. These and other related events significantly impacted the capital markets associated not only with mortgage-backed securities, asset-backed securities and collateralized debt obligations, but also with the credit and financial markets as a whole. Investing significant amounts in real estate-related securities, including CMBS, will expose our results of operations and financial condition to the volatility of the credit markets.

Because there may be significant uncertainty in the valuation of, or in the stability of the value of, certain securities holdings, the fair values of these investments might not reflect the prices that we would obtain if we sold these investments. Furthermore, these investments are subject to rapid changes in value caused by sudden developments that could have a material adverse effect on the value of these investments.

To the extent that these volatile market conditions persist or deteriorate, they may negatively impact our ability to both acquire and potentially sell our real estate related securities holdings at a price and on terms acceptable to us, and we may be required to recognize impairment charges or unrealized losses.

***Our investments in mortgage, mezzanine, bridge and other loans as well as our investments in CMBS and other debt may be affected by unfavorable real estate market conditions, which could decrease the value of those assets.***

If we make, or invest in, mortgage, mezzanine or other real estate-related loans, we will be at risk of defaults by the borrowers on those loans. These defaults may be caused by many conditions beyond our control, including interest rate levels and local and other economic conditions affecting real estate values. We will not know whether the value of the properties ultimately securing our loans will remain at the level existing on the date of origination. If the value of the underlying properties decreases, our risk will increase because of the lower value of the security associated with such loans. Our investments in CMBS and other real estate-related debt will be similarly affected by real estate market conditions.

***If we make, or invest in, mortgage, mezzanine, bridge or other real estate-related loans, our loans will be subject to interest rate fluctuations that will affect our returns as compared to market interest rates; accordingly, the value of your investment would be subject to fluctuations in interest rates.***

If we make, or invest in, fixed-rate, long-term loans and interest rates rise, the loans could yield a return that is lower than then-current market rates. If interest rates decrease, we will be adversely affected to the extent that loans are prepaid because we may not be able to make new loans at the higher interest rate. If we invest in variable-rate loans and interest rates decrease, our revenues will also decrease. For these reasons, if we invest in mortgage, mezzanine, bridge or other real estate-related loans, our returns on those loans and the value of your investment will be subject to fluctuations in interest rates.

***The CMBS in which we invest are subject to all of the risks of the underlying mortgage loans and the risks of the securitization process.***

CMBS are securities that evidence interests in, or are secured by, a single commercial mortgage loan or a pool of commercial mortgage loans. Accordingly, these securities are subject to all of the risks of the underlying mortgage loans.

In a rising interest rate environment, the value of CMBS may be adversely affected when payments on underlying mortgages do not occur as anticipated, resulting in the extension of the security's effective maturity and the related increase in interest rate sensitivity of a longer-term instrument. The value of CMBS may also change due to shifts in the market's perception of issuers and regulatory or tax changes adversely affecting the mortgage securities market as a whole. In addition, CMBS are subject to the credit risk associated with the performance of the underlying mortgage properties. In certain instances, third-party guarantees or other forms of credit support designed to reduce credit risk may not be effective due, for example, to defaults by third-party guarantors.

CMBS are also subject to several risks created through the securitization process. Generally, CMBS are issued in classes or tranches similar to mortgage loans. To the extent that we invest in a subordinate class or tranche, we will be paid interest only to the extent that there are funds available after paying the senior class. To the extent the collateral pool includes delinquent loans, subordinate classes will likely not be fully paid. Subordinate CMBS are also subject to greater credit risk than those CMBS that are more highly rated. Further, the ratings assigned to any particular class of CMBS may prove to be inaccurate. Thus, any particular class of CMBS may be riskier and more volatile than the rating may suggest, all of which may cause the returns on any CMBS investment to be less than anticipated.

***Any mortgage loans that we originate or purchase will be subject to the risks of delinquency and foreclosure.***

We may originate and purchase mortgage loans. Mortgage loans are subject to risks of delinquency and foreclosure, and risks of loss. Typically we will not have recourse to the personal assets of our borrowers. The ability of a borrower to repay a loan secured by an income-producing property generally depends upon the successful operation of the property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower's ability to repay the loan may be impaired. A property's net operating income can be affected by, among other things:

- increased costs, including, with respect to any lodging properties, added costs imposed by franchisors for improvements or operating changes required, from time to time, under the franchise agreements;
- poor real estate management decisions;
- property location and condition;
- competition from comparable types of properties;
- changes in specific industry segments;
- declines in regional or local real estate values, or occupancy rates; and
- increases in interest rates, real estate tax rates and other operating expenses.

We will bear the risks of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the mortgage loan. In the event of the bankruptcy of a mortgage loan borrower, the mortgage loan to that borrower will be deemed to be collateralized only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the mortgage loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law. Foreclosure of a mortgage loan can be an expensive and lengthy process that could have a substantial negative effect on our anticipated return on the foreclosed mortgage loan. We may also be forced to foreclose on certain properties, be unable to sell these properties and be forced to incur substantial expenses to operate or improve the property.

***The mezzanine loans in which we may invest would involve greater risks of loss than senior loans secured by income-producing real properties.***

We may invest in mezzanine loans that take the form of subordinated loans secured by second mortgages on the underlying real property or loans secured by a pledge of the ownership interests of either the entity owning the real property or the entity that owns the entity owning the real property. These types of investments involve a higher degree of risk than if we invest in the senior mortgage secured by income producing real property because if a borrower defaults on our mezzanine loan or debt senior to our loan, or in the event of a borrower bankruptcy, our mezzanine loan will be satisfied only after the senior debt is satisfied. As a result, we may not recover some or all of our investment.

***The B-Notes in which we may invest may be subject to additional risks relating to the privately negotiated structure and terms of the transaction, which may result in losses to us.***

We may invest in B-Notes, which are typically (1) secured by a first mortgage on a single large commercial property or group of related properties and (2) subordinated to an A-Note secured by the same first mortgage on the same collateral. As a result, if a borrower defaults, there may not be sufficient funds remaining for B-Note holders after payment to the A-Note holders. Since each transaction is privately negotiated, B-Notes can vary in their structural characteristics and risks. For example, the rights of holders of B-Notes to control the process following a borrower default may be limited in certain investments. We cannot predict the terms of each B-Note investment. Further, B-Notes typically are secured by a single property, and so reflect the increased risks associated with a single property compared to a pool of properties.

***Bridge loans may involve a greater risk of loss than conventional mortgage loans.***

We may provide bridge loans secured by first lien mortgages on properties to borrowers who are typically seeking short-term capital to be used in an acquisition, development or refinancing of real estate. The borrower may have identified an undervalued asset that has been undermanaged or is located in a recovering market. The market in which the asset is located may not recover according to the borrower's projections, or if the borrower fails to improve the quality of the asset's management or the value of the asset, the borrower may not receive a sufficient return on the asset to satisfy the bridge loan, and we may not recover some or all of our investment.

In addition, owners usually borrow funds under a conventional mortgage loan to repay a bridge loan. In these cases, we may be exposed to a borrower's ability to obtain permanent financing to repay our bridge loan, which could depend on market conditions and other factors. Bridge loans are also subject to risks of borrower defaults, bankruptcies, fraud, losses and special hazard losses that are not covered by standard hazard insurance. In the event of any default under bridge loans held by us, we bear the risk of loss of principal and nonpayment of interest and fees to the extent of any deficiency between the value of the mortgage collateral and the principal amount of the bridge loan. To the extent we suffer such losses with respect to our investments in bridge loans, the value of our company and of our common stock may be adversely affected.

***Investment in non-conforming and non-investment grade loans may involve increased risk of loss.***

Loans we may acquire or originate may not conform to conventional loan criteria applied by traditional lenders and may not be rated or may be rated as "non-investment grade." Non-investment grade ratings for these loans typically result from the overall leverage of the loans, the lack of a strong operating history for the properties underlying the loans, the borrowers' credit history, the properties' underlying cash flow or other factors. As a result, loans we acquire or originate may have a higher risk of default and loss than conventional loans. Any loss we incur may reduce distributions to stockholders and adversely affect the value of our common stock.

***We may be required to repurchase loans that we have sold.***

If any of the loans we originate or acquire and sell do not comply with representations and warranties that we make about certain characteristics of the loans, the borrowers and the underlying properties, we may be required to repurchase those loans or replace them with substitute loans. In addition, in the case of loans that we have sold instead of retained, we may be required to indemnify persons for losses or expenses incurred as a result of a breach of a representation or warranty. Repurchased loans typically require a significant allocation of working capital to be carried on our books, and our ability to borrow against such assets may be limited. Any significant repurchases or indemnification payments could materially and adversely affect our financial condition and operating results.

**Risks Associated with Debt Financing**

***Continued volatility in the financial markets and challenging economic conditions could adversely affect our ability to secure debt financing on attractive terms and our ability to service any future indebtedness that we may incur.***

The domestic and international commercial real estate debt markets continue to be very volatile as a result of, among other things, the tightening of underwriting standards by lenders and credit rating agencies. This is resulting in less availability of credit and increasing costs for what is available. If the overall cost of borrowing increases, either by increases in the index rates or by increases in lender spreads, the increased costs may result in existing or future acquisitions generating lower overall economic returns and potentially reducing future cash flow available for distribution. If these disruptions in the debt markets persist, our ability to borrow monies to finance the purchase of, or other activities related to, real estate assets will be negatively impacted. If we are unable to borrow monies on terms and conditions that we find acceptable, we likely will have to reduce the number of properties we can purchase, and the return on the properties we do purchase may be lower. In addition, we may find it difficult, costly or impossible to refinance indebtedness which is maturing.

Further, economic conditions could negatively impact commercial real estate fundamentals and result in lower occupancy, lower rental rates and declining values in our real estate portfolio and in the collateral securing any loan investments we may make, which could have various negative impacts. Specifically, the value of collateral securing any loan investment we may make could decrease below the outstanding principal amounts of such loans, requiring us to pledge more collateral.

***Borrowings may reduce the funds available for distribution and increase the risk of loss since defaults may cause us to lose the properties securing the loans.***

We typically borrow money to finance a portion of the purchase price of assets that we acquire. We may also borrow money for other purposes to, among other things, satisfy the requirement that we distribute at least 90% of our "REIT annual taxable income," subject to certain adjustments, to our stockholders, or as is otherwise necessary or advisable to assure that we continue to qualify as a REIT for federal income tax purposes. Over the long term, however, payments required on any amounts we borrow reduce the funds available for, among other things, acquisitions, capital expenditures for existing properties or distributions to our stockholders because cash otherwise available for these purposes is used to pay principal and interest on this debt.

Defaults on loans secured by a property or properties we own may result in us losing the property or properties securing the loan that is in default as a result of foreclosure actions initiated by a lender. For tax purposes, a foreclosure is treated as a sale of the property or properties for a purchase price equal to the outstanding balance of the debt secured by the property or properties. If the outstanding balance of the debt exceeds our tax basis in the property or properties, we would recognize taxable gain on the foreclosure but would not receive any cash proceeds. We also may fully or partially guarantee any monies that subsidiaries borrow to purchase or operate properties. In these cases, we will likely be responsible to the lender for repaying the loans if the subsidiary is unable to do so. If any mortgage contains cross-collateralization or cross-default provisions, more than one property may be affected by a default.

***If we are unable to borrow at favorable rates, we may not be able to acquire new assets.***

If we are unable to borrow money at favorable rates, we may be unable to acquire additional real estate assets or refinance existing loans at maturity. Further, we may enter into loan agreements or other credit arrangements that require us to pay interest on amounts we borrow at variable or "adjustable" rates. Increases in interest rates increase our interest costs. If interest rates are higher when we refinance our loans, our expenses will increase and we may not be able to pass on this added cost in the form of increased rents, thereby reducing our cash flow and the amount available for distribution to you. Further, during periods of rising interest rates, we may be forced to sell one or more of our properties in order to repay existing loans, which may not permit us to maximize the return on the particular properties being sold.

***Lenders may restrict certain aspects of our operations, which could, among other things, limit our ability to make distributions to you.***

The terms and conditions contained in any of our loan documents may require us to maintain cash reserves, limit the aggregate amount we may borrow on a secured and unsecured basis, require us to satisfy restrictive financial covenants, prevent us from entering into certain business transactions, such as a merger, sale of assets or other business combination, restrict our leasing operations or require us to obtain consent from the lender to complete transactions or make investments that are ordinarily approved only by our board of directors. In addition, secured lenders may restrict our ability to discontinue insurance coverage on a mortgaged property even though we may believe that the insurance premiums paid to insure against certain losses, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters, are greater than the potential risk of loss. Our Credit Facility, in particular, contains certain financial and operating covenants, including, among other things, leverage ratios, coverage ratios, as well as limitations on our ability to incur secured indebtedness. The Credit Facility also contains customary default provisions including the failure to timely pay debt service issued thereunder and the failure to comply with the financial and operating covenants. These covenants could limit our ability to obtain additional funds needed to address liquidity needs or pursue future acquisitions. In addition, the failure to comply with any of these covenants could cause a default and accelerate payment of advances under the Credit Facility. Violating the covenants would likely result in us incurring higher financing costs and fees or an acceleration of the maturity date of advances under the Credit Facility all of which would have a material adverse effect on our results of operations and financial condition.

***Interest-only indebtedness may increase our risk of default and ultimately may reduce our funds available for distribution to our stockholders.***

We have obtained, and may continue to enter into, mortgage indebtedness that does not require us to pay principal for all or a portion of the life of the debt instrument. During the period when no principal payments are required, the amount of each scheduled payment is less than that of a traditional amortizing mortgage loan. The principal balance of the mortgage loan is not reduced (except in the case of prepayments). After the interest-only period, we may be required either to make scheduled payments of principal and interest or to make a lump-sum or "balloon" payment at or prior to maturity. These required principal or balloon payments will increase the amount of our scheduled payments and may increase our risk of default under the related mortgage loan if we do not have funds available or are unable to refinance the obligation.

***Increases in interest rates could increase the amount of our debt payments and adversely affect our ability to make distributions to our stockholders.***

We have borrowed money, including under our Credit Facility, which bears interest at variable rates, and therefore are exposed to increases in costs in a rising interest rate environment. Increases in interest rates would increase our interest expense on any variable rate debt, as well as any debt that must be refinanced at higher interest rates at the time of maturity. Our future earnings and cash flows could be adversely affected due to the increased requirement to service our debt and could reduce the amount we are able to distribute to our stockholders.

***We may acquire or finance properties with lock-out provisions, which may prohibit us from selling a property, or may require us to maintain specified debt levels for a period of years on some properties.***

The terms of any loan that we may enter into may preclude us from pre-paying the principal amount of the loan or could restrict us from selling or otherwise disposing of or refinancing properties. For example, lock-out provisions may prohibit us from reducing the outstanding indebtedness secured by any of our properties, refinancing this indebtedness on a non-recourse basis at maturity, or increasing the amount of indebtedness secured by our properties. Lock-out provisions could impair our ability to take other actions during the lock-out period. In particular, lock-out provisions could preclude us from participating in major transactions that could result in a disposition of our assets or a change in control even though that disposition or change in control might be in the best interests of our stockholders.

***To hedge against interest rate fluctuations, we may use derivative financial instruments that may be costly and ineffective.***

We have and may continue to employ various hedging strategies to limit the effect of changes in interest rates, including engaging in interest rate swaps, interest rate cap or floor contracts, futures or forward contracts, options or repurchase agreements. Our actual hedging decisions are determined in light of the facts and circumstances existing at the time of the hedge, and in accordance with our investment policies. Hedging transactions involve certain additional risks such as credit risk, market risk and legal enforceability risks. In this context, credit risk is the failure of the counterparty to perform under the terms of the derivative contract. Market risk is the adverse effect on the value of the financial instrument that results from changes in interest rates. Finally, legal enforceability risks encompass general contractual risks including the risk that the counterparty will breach the terms of, or fail to perform its obligations under, the derivative contract. A counterparty could fail, shut down, file for bankruptcy or be unable to pay out contracts. The business failure of a hedging counterparty with whom we enter into a hedging transaction will most likely result in a default. Default by a party with whom we enter into a hedging transaction may result in the loss of unrealized profits and force us to cover our resale commitments, if any, at the then current market price. Although generally we will seek to reserve the right to terminate our hedging positions, it may not always be possible to dispose of or close out a hedging position without the consent of the hedging counterparty, and we may not be able to enter into an offsetting contract to cover our risk. We cannot provide assurance that a liquid secondary market will exist for hedging instruments purchased or sold, and we may be required to maintain a position until exercise or expiration, which could result in losses.

***We may be contractually obligated to purchase property even if we are unable to secure financing for the acquisition.***

We typically finance a portion of the purchase price for each property that we acquire. However, to ensure that our offers are as competitive as possible, we generally do not enter into contracts to purchase property that include financing contingencies. Thus, we may be contractually obligated to purchase a property even if we are unable to secure financing for the acquisition. In this event, we may choose to close on the property by using cash on hand, which would result in less cash available for our operations and distributions to stockholders. Alternatively, we may choose not to close on the acquisition of the property and default on the purchase contract. If we default on any purchase contract, we could lose our earnest money and become subject to liquidated or other contractual damages and remedies.

***The total amount we may borrow is limited by our charter.***

Our charter generally limits the total amount we may borrow to 300% of our net assets, equivalent to a 75% loan-to-asset value ratio, unless our board of directors (including a majority of our independent directors) determines that a higher level is appropriate and the excess in borrowing is disclosed to stockholders in our next quarterly report along with the justification for the excess. This limit could adversely affect our business, including:

- limiting our ability to purchase real estate assets;
- causing us to lose our REIT status if we cannot borrow to fund the monies needed to satisfy the REIT distribution requirements;
- causing operational problems if there are cash flow shortfalls for working capital purposes; and
- causing the loss of a property if, for example, financing is necessary to cure a default on a mortgage.

**Risks Related to Conflicts of Interest**

***There are conflicts of interest between us and affiliates of our sponsor that may affect our acquisition of properties and financial performance.***

During the ten years completed December 31, 2011, our sponsor and Inland Private Capital Corporation ("IPCC") sponsored, in the aggregate, three other REITs and 107 real estate exchange private placement limited partnerships and limited liability companies. Two of the REITs, Inland American Real Estate Trust, Inc. and Inland Monthly Income Trust, Inc., are, or in the case of Inland Monthly Income Trust will be, managed by affiliates of our Business Manager. One other REIT, Inland Western Retail Real Estate Trust, Inc., is self-managed, but our sponsor and its affiliates continue to hold a significant investment in these entities. We may be seeking to buy real estate assets at the same time as certain of these other programs. Further, certain programs sponsored by our sponsor or IPCC own and manage the type of properties that we own, and in the same geographical areas in which we own them. Therefore, our properties may compete for tenants with other properties owned and managed by these other programs. Persons performing services for our Real Estate Managers may face conflicts of interest when evaluating tenant leasing opportunities for our properties and other properties owned and managed by these programs, and these conflicts of interest may have an adverse impact on our ability to attract and retain tenants.

***Our sponsor may face a conflict of interest in allocating personnel and resources between its affiliates, our Business Manager and our Real Estate Managers.***

We rely, to a great extent, on persons performing services for our Business Manager and Real Estate Managers and their affiliates to manage our day-to-day operations. Some of these persons also provide services to one or more investment programs previously sponsored by our sponsor. These individuals face competing demands for their time and service and may have conflicts in allocating their time between our business and assets and the business and assets of our sponsor, its affiliates and the other programs formed and organized by our sponsor. In addition, if another investment program sponsored by our sponsor decides to internalize its management functions in the future, it may do so by hiring and retaining certain of the persons currently performing services for our Business Manager and Real Estate Managers, and if it did so, would likely not allow these persons to perform services for us.

***We do not have arm's-length agreements with our Business Manager, our Real Estate Managers or any other affiliates of IREIC.***

None of the agreements and arrangements with our Business Manager, our Real Estate Managers or any other affiliates of our sponsor was negotiated at arm's-length. These agreements may contain terms and conditions that are not in our best interest and would not otherwise be applicable if we entered into arm's length agreements with third parties.

***Our Business Manager and its affiliates face conflicts of interest caused by their compensation arrangements with us, which could result in actions that are not in the long-term best interests of our stockholders.***

We pay significant fees to our Business Manager, Real Estate Managers and other affiliates of our sponsor for services provided to us. Most significantly, our Business Manager receives fees based on the aggregate book value, including acquired intangibles, of our invested assets. Further, our Real Estate Managers receive fees based on the gross income from properties under management. Other parties related to, or affiliated with, our Business Manager or Real Estate Managers may also receive fees or cost reimbursements from us. These compensation arrangements may cause these entities to take or not take certain actions. For example, these arrangements may provide an incentive for our Business Manager to borrow more money than prudent to increase the amount we can invest. Ultimately, the interests of these parties in receiving fees conflict with the interest of our stockholders in earning income on their investment in our common stock.

***We rely on entities affiliated with our sponsor to identify real estate assets.***

We rely on Inland Real Estate Acquisitions, Inc. ("IREA") and other affiliates of our sponsor to identify suitable investment opportunities for us. Other public or private programs sponsored by our sponsor or IPCC also rely on these entities to identify potential investments. These entities have, in some cases, rights of first refusal or other pre-emptive rights to the properties that IREA identifies. Our right to acquire properties identified by IREA is subject to the exercise of any prior rights vested in these entities. We may not, therefore, be presented with opportunities to acquire properties that we otherwise would be interested in acquiring.

**Risks Related to Our Corporate Structure**

***Our board of directors may change our investment policies without stockholder approval, which could alter the nature of your investment.***

Our charter requires that our independent directors review our investment policies at least annually to determine that the policies we are following are in the best interest of our stockholders. These policies may change over time. The methods of implementing our investment policies may also vary, as new investment techniques are developed. Our investment policies, the methods for implementing them, and our other objectives, policies and procedures may be altered by a majority of the directors (which must include a majority of the independent directors), without the approval of our stockholders. As a result, the nature of your investment could change without your consent. A change in our investment strategy may, among other things, increase our exposure to interest rate risk, default risk and commercial real property market fluctuations, all of which could materially adversely affect our ability to achieve our investment objectives.

***Our charter authorizes us to issue additional shares of stock, which may reduce the percentage of our common stock owned by our other stockholders, subordinate your rights or discourage a third party from acquiring us.***

Investors purchasing shares in our current public offering will not have preemptive rights to purchase any shares issued by us in the future. Our charter authorizes us to issue up to 2.5 billion shares of capital stock, of which 2.46 billion shares are classified as common stock and 40 million are classified as preferred stock. We may, in the sole discretion of our board:

- sell additional shares in this or future offerings;

- issue equity interests in a private offering of securities;
- classify or reclassify any unissued shares of common or preferred stock by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, or terms or conditions of redemption of the stock;
- amend our charter from time to time to increase or decrease the aggregate number of shares or the number of shares of any class or series that we have authority to issue;
- issue shares of our capital stock in exchange for real estate assets; or
- issue shares of our capital stock to our Business Manager or Real Estate Managers in connection with any business combination between us and any of them.

Future issuances of common stock will reduce the percentage of our outstanding shares owned by our other stockholders. Further, our board of directors could authorize the issuance of stock with terms and conditions that could subordinate the rights of the holders of our current common stock or have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price for our stockholders.

***Our rights, and the rights of our stockholders, to recover claims against our officers, directors, Business Manager and Real Estate Managers are limited.***

Under our charter, we may generally indemnify our directors, our Business Manager, our Real Estate Managers and their respective affiliates for any losses or liabilities suffered by any of them and hold these persons or entities harmless for any loss or liability suffered by us as long as: (1) these persons or entities have determined in good faith that the course of conduct that caused the loss or liability was in our best interest; (2) these persons or entities were acting on our behalf or performing services for us; (3) the loss or liability was not the result of the negligence or misconduct of the directors (gross negligence or willful misconduct of the independent directors), Business Manager, the Real Estate Managers or their respective affiliates; or (4) the indemnity or agreement to hold harmless is recoverable only out of our net assets and not from our stockholders. As a result, we and our stockholders may have more limited rights against our directors, officers, employees and agents, our Business Manager and our Real Estate Managers and their respective affiliates, than might otherwise exist under common law. In addition, we may be obligated to fund the defense costs incurred by our directors, officers, employees and agents or our Business Manager and the Real Estate Managers and their respective affiliates in some cases.

***Our board of directors may, in the future, adopt certain measures under Maryland law without stockholder approval that may have the effect of making it less likely that you would receive a "control premium" for your shares.***

Corporations organized under Maryland law with a class of registered securities and at least three independent directors are permitted to protect themselves from unsolicited proposals or offers to acquire the company by electing to be subject, by a charter or bylaw provision or a board of directors resolution and notwithstanding any contrary charter or bylaw provision, to any or all of five provisions:

- staggering the board of directors into three classes;
- requiring a two-thirds vote of stockholders to remove directors;
- providing that only the board can fix the size of the board;
- providing that all vacancies on the board, regardless of how the vacancy was created, may be filled only by the affirmative vote of a majority of the remaining directors in office and for the remainder of the full term of the class of directors in which the vacancy occurred; and
- requiring that special stockholders meetings be called only by holders of shares entitled to cast a majority of the votes entitled to be cast at the meeting.

These provisions may discourage an extraordinary transaction, such as a merger, tender offer or sale of all or substantially all of our assets, all of which might provide a premium price for your shares.

Further, under the Maryland Business Combination Act, we may not engage in any merger or other business combination with an "interested stockholder" or any affiliate of that interested stockholder for a period of five years after the most recent date on which the interested stockholder became an interested stockholder. After the five-year period ends, any merger or other business combination with the interested stockholder must be recommended by our board of directors and approved by the affirmative vote of at least:

- 80% of all votes entitled to be cast by holders of outstanding shares of our voting stock; and
- two-thirds of all of the votes entitled to be cast by holders of outstanding shares of our voting stock other than those shares owned or held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder unless, among other things, our stockholders

receive a minimum payment for their common stock equal to the highest price paid by the interested stockholder for its common stock.

Our directors have adopted a resolution exempting any business combination involving us and The Inland Group or any affiliate of The Inland Group, including our Business Manager and Real Estate Managers, from the provisions of this law.

***Our charter places limits on the amount of common stock that any person may own without the prior approval of our board of directors.***

To maintain our qualification as a REIT, no more than 50% of the outstanding shares of our common stock may be beneficially owned, directly or indirectly, by five or fewer individuals at any time during the last half of each taxable year (other than the first taxable year for which an election to be a REIT has been made). Our charter prohibits any persons or groups from owning more than 9.8% in value of our outstanding stock or more than 9.8% in value or in number of shares, whichever is more restrictive, of our outstanding common stock without the prior approval of our board of directors. These provisions may have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction such as a merger, tender offer or sale of all or substantially all of our assets that might involve a premium price for holders of our common stock. Further, any person or group attempting to purchase shares exceeding these limits could be compelled to sell the additional shares and, as a result, to forfeit the benefits of owning the additional shares.

***Our charter permits our board of directors to issue preferred stock on terms that may subordinate the rights of the holders of our current common stock or discourage a third party from acquiring us.***

Our board of directors is permitted, subject to certain restrictions set forth in our charter, to issue up to forty million shares of preferred stock without stockholder approval. Further, our board may classify or reclassify any unissued common or preferred stock and establish the preferences, conversions or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms or conditions of redemption of the stock and may increase or decrease the aggregate number of shares or the number of shares of any class or series that we have authority to issue without stockholder approval. Thus, our board of directors could authorize us to issue shares of preferred stock with terms and conditions that could subordinate the rights of the holders of our common stock or have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction such as a merger, tender offer or sale of all or substantially all of our assets, that might provide a premium price for holders of our common stock.

***Maryland law limits, in some cases, the ability of a third party to vote shares acquired in a "control share acquisition."***

The Maryland Control Share Acquisition Act provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by stockholders by a vote of two-thirds of the votes entitled to be cast on the matter. Shares of stock owned by the acquirer, by officers or by employees who are directors of the corporation, are excluded from shares entitled to vote on the matter. "Control shares" are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer can exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within specified ranges of voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of issued and outstanding control shares. The control share acquisition statute does not apply (1) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or (2) to acquisitions approved or exempted by the charter or bylaws of the corporation. Our bylaws contain a provision exempting from the Control Share Acquisition Act any and all acquisitions of our stock by any person. There can be no assurance that this provision will not be amended or eliminated at any time in the future.

**Federal Income Tax Risks**

***If we fail to maintain our qualification as a REIT, our operations and distributions to stockholders will be adversely affected.***

Qualification as a REIT involves the application of highly technical and complex rules related to, among other things, the composition of our assets, the income generated by those assets and distributions paid to our stockholders. There are limited judicial or administrative interpretations regarding these rules. The determination of various factual matters and circumstances not entirely within our control may affect our ability to continue to qualify as a REIT. In addition, new legislation, new regulations, administrative interpretations or court decisions could significantly change the tax laws with respect to qualifying as a REIT or the federal income tax consequences of such qualification.

If we were to fail to qualify as a REIT, without the benefit of certain relief provisions, in any taxable year:

- we would not be allowed to deduct distributions paid to stockholders when computing our taxable income;
- we would be subject to federal (including any applicable alternative minimum tax) and state income tax on our taxable income at regular corporate rates;

- we would be disqualified from being taxed as a REIT for the four taxable years following the year during which we failed to qualify, unless entitled to relief under certain statutory provisions;
- we would have less cash to pay distributions to stockholders; and
- we may be required to borrow additional funds or sell some of our assets in order to pay corporate tax obligations we may incur as a result of being disqualified.

In addition, if we were to fail to qualify as a REIT, we would not be required to pay distributions to stockholders, and all distributions to stockholders that we did pay would be subject to tax as regular corporate dividends to the extent of our current and accumulated earnings and profits. This means that, under current law, which is subject to change, our U.S. stockholders who are taxed as individuals would be taxed on our dividends at long-term capital gains rates through 2012 and that our corporate stockholders would be entitled to the dividends received deduction with respect to such dividends, subject, in each case, to applicable limitations under the Code.

***The taxation of distributions to our stockholders can be complex; however, distributions that we make to our stockholders generally will be taxable as ordinary income.***

Distributions that we make to our taxable stockholders out of current and accumulated earnings and profits (and not designated as capital gain dividends, or, for tax years beginning before January 1, 2013, qualified dividend income) generally will be taxable as ordinary income. However, a portion of our distributions may: (1) be designated by us as capital gain dividends generally taxable as long-term capital gain to the extent that they are attributable to net capital gain recognized by us; (2) be designated by us, for taxable years beginning before January 1, 2013, as qualified dividend income generally to the extent they are attributable to dividends we receive from any taxable REIT subsidiaries or certain other taxable C corporations in which we own shares of stock; or (3) constitute a return of capital generally to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. A return of capital is not taxable, but has the effect of reducing the basis of a stockholder's investment in our common stock. Distributions that exceed our current and accumulated earnings and profits and a stockholder's basis in our common stock generally will be taxable as capital gain.

***If we fail to invest a sufficient amount of the net proceeds from our current public offering in real estate assets within one year from the receipt of the proceeds, we could fail to qualify as a REIT.***

Temporary investment of the net proceeds from our current public offering in securities and income from these investments generally allows us to satisfy various REIT income and asset requirements, but only during the one-year period beginning on the date we receive the net proceeds. In order to satisfy these requirements, we may invest in one or more assets on terms and conditions that are not otherwise favorable to us, which ultimately could materially and adversely affect our financial condition and operating results. Alternatively, if we are unable to invest a sufficient amount of the net proceeds from sales of our stock in qualifying real estate assets within the one-year period, we could fail to satisfy one or more of the gross income or asset tests and we could be limited to investing all or a portion of any remaining funds in cash or certain cash equivalents. If we fail to satisfy any such income or asset test, unless we are entitled to relief under certain provisions of the Code, we could fail to qualify as a REIT.

***To maintain our REIT status, we may be forced to borrow funds during unfavorable market conditions to make distributions to our stockholders.***

To qualify as a REIT, we must distribute to our stockholders each year 90% of our taxable income, subject to certain adjustments and excluding any net capital gain. At times, we may not have sufficient funds to satisfy these distribution requirements and may need to borrow funds to make these distributions and maintain our REIT status and avoid the payment of income and excise taxes. These borrowing needs could result from: (1) differences in timing between the actual receipt of cash and inclusion of income for federal income tax purposes; (2) the effect of non-deductible capital expenditures; (3) the creation of reserves; or (4) required debt amortization payments. We may need to borrow funds at times when market conditions are unfavorable. Further, if we are unable to borrow funds when needed for this purpose, we would have to find alternative sources of funding or risk losing our status as a REIT.

***If we were considered to actually or constructively pay a "preferential dividend" to certain of our stockholders, our status as a REIT could be adversely affected.***

The requirement that we annually distribute to our stockholders at least 90% of our REIT taxable income is determined without regard to the deduction for dividends paid and excluding net capital gain. In order for distributions to be counted as satisfying the annual distribution requirements for REITs, and to provide us with a REIT-level tax deduction, the distributions must not be "preferential dividends." A dividend is not a preferential dividend if the distribution is pro rata among all outstanding shares of stock within a particular class, and in accordance with the preferences among different classes of stock as set forth in our organizational documents. Guidance from the Internal Revenue Service generally permits a discount in the price paid for stock purchased under a distribution reinvestment plan of up to 5% of the value of the stock without creating a preferential dividend. Currently, however, there is uncertainty as to the Internal Revenue Service's position regarding whether certain arrangements that REITs have with their stockholders could give rise to the inadvertent payment of a preferential dividend (e.g., the pricing methodology for stock purchased under a distribution reinvestment plan inadvertently causing a greater than 5% discount on the price of such stock purchased). There is no de minimis exception with respect to preferential dividends; therefore, if the Internal Revenue Service were to take the position that we inadvertently paid a preferential dividend, we may be deemed to have failed the 90% distribution requirement, and our status as a REIT could be terminated for the year in which the determination is made if we were unable to cure such failure.

***Certain of our business activities are potentially subject to the prohibited transaction tax.***

Our ability to dispose of property during the first two years following acquisition is restricted to a substantial extent as a result of our REIT status. Under applicable provisions of the Code regarding prohibited transactions by REITs, we will be subject to a 100% tax on any gain realized on the sale or other disposition of any property (other than foreclosure property) we own, directly or through any wholly owned subsidiary (or entity in which we are treated as a partner), excluding our taxable REIT subsidiaries, that is deemed to be inventory or property held primarily for sale to customers in the ordinary course of trade or business. Determining whether property is inventory or otherwise held primarily for sale to customers in the ordinary course of a trade or business depends on the particular facts and circumstances surrounding each property. We cannot provide assurance that any particular property we own, directly or through any wholly owned subsidiary (or entity in which we are treated as a partner), excluding our taxable REIT subsidiaries, will not be treated as inventory or property held primarily for sale to customers in the ordinary course of a trade or business. The Code sets forth a safe harbor for REITs that wish to sell property without risking the imposition of the 100% tax; however there is no assurance that we will be able to qualify for the safe harbor. Even if we do not hold property for sale in the ordinary course of a trade or business, there is no assurance that our position will not be challenged by the Internal Revenue Service, especially if we make frequent sales or sales of property in which we have short holding periods.

***Certain fees paid to us may affect our REIT status.***

Income received in the nature of rental subsidies or rent guarantees, in some cases, may not qualify as rental income from real estate and could be characterized by the Internal Revenue Service as non-qualifying income for purposes of satisfying the 75% and 95% gross income tests required for REIT qualification. If the aggregate of non-qualifying income under the 95% gross income test in any taxable year ever exceeded 5% of our gross revenues for the taxable year or non-qualifying income under the 75% gross income test in any taxable year ever exceeded 25% of our gross revenues for the taxable year, we could lose our REIT status for that taxable year and the four taxable years following the year of losing our REIT status.

***Complying with the REIT requirements may force us to liquidate otherwise attractive investments.***

To qualify as a REIT, we must ensure that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, certain government securities and qualified real estate assets, including shares of stock in other REITs, certain mortgage loans and mortgage backed securities. The remainder of our investment in securities (other than qualified government securities, qualified real estate assets and taxable REIT subsidiaries) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than qualified government securities, qualified real estate assets and taxable REIT subsidiaries) can consist of the securities of any one issuer, and no more than 25% of the value of our total assets may be securities (including securities issued by our taxable REIT subsidiaries), excluding government securities, stock issued by our qualified REIT subsidiaries and other securities that qualify as REIT real estate assets. In order to meet these tests, we may be required to forego investments we might otherwise make. Thus, compliance with the REIT requirements may hinder our performance.

If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within thirty days after the end of the calendar quarter to avoid losing our REIT status and suffering adverse tax consequences. As a result, we may be required to liquidate otherwise attractive investments.

***Recharacterization of sale-leaseback transactions may cause us to lose our REIT status.***

We use commercially reasonable efforts to structure sale-leaseback transactions such that the lease will be characterized as a "true lease" for U.S. federal income tax purposes, thereby allowing us to be treated as the owner of the property for U.S. federal income tax purposes. However, we cannot assure you that the Internal Revenue Service will not challenge these characterizations. In the event that any sale-leaseback transaction is challenged and recharacterized as a financing transaction or loan for U.S. federal income tax purposes, deductions for depreciation and cost recovery relating to such property would be disallowed. If a sale-leaseback transaction were so recharacterized, we could fail to satisfy the REIT qualification "asset tests" or "income tests." Alternatively, the amount of our REIT taxable income could be recalculated which could also cause us to fail to meet the distribution requirement for a taxable year. Failure to satisfy "asset tests," "income tests" or the distribution requirement could cause us to lose our REIT status effective with the year of recharacterization, subject to certain cure provisions in the Code (which could require payment of a penalty to the Internal Revenue Service or an additional distribution of the increased taxable income to our stockholders).

***The "taxable mortgage pool" rules may increase the taxes that we or our stockholders incur and may limit the manner in which we conduct securitizations.***

If we securitize mortgages, certain of our securitizations could be considered to result in the creation of taxable mortgage pools for federal income tax purposes. As a REIT, provided that we own 100% of the equity interests in a taxable mortgage pool, we generally would not be adversely affected by the characterization of the securitization as a taxable mortgage pool. Certain categories of stockholders, however, such as foreign stockholders eligible for treaty or other benefits, stockholders with net operating losses, and certain tax-exempt stockholders that are subject to unrelated business income tax, could be subject to increased taxes on a portion of their dividend income from us that is attributable to the taxable mortgage pool. In addition, to the extent that our stock is owned by tax-exempt "disqualified organizations," such as certain government-related entities and charitable remainder trusts that are not subject to tax on unrelated business income, we will incur a corporate-level tax on a portion of our income from the taxable mortgage pool. In that case, we are authorized to reduce and intend to reduce the amount of our distributions to any disqualified organization whose stock ownership gave rise to the tax. Moreover, we would be precluded from selling equity interests in these securitizations to outside investors, or selling any debt securities issued in connection with these securitizations that might be considered to be equity interests for federal income tax purposes. These limitations may prevent us from using certain techniques to maximize our returns from securitization transactions.

***Our ability to dispose of some of our properties may be constrained by their tax attributes.***

Federal tax laws may limit our ability to sell properties and this may affect our ability to sell properties without adversely affecting returns to our stockholders. These restrictions may reduce our ability to respond to changes in the performance of our investments.

Our ability to dispose of some of our properties is constrained by their tax attributes. Properties which we own for a significant period of time often have low tax bases. If we dispose of low-basis properties outright in taxable transactions, we may recognize a significant amount of taxable gain that we must distribute to our stockholders in order to avoid tax, and potentially, if the gain does not qualify as a net capital gain, in order to meet the minimum distribution requirements of the Code for REITs, which in turn would impact our cash flow. To dispose of low basis or tax-protected properties efficiently we may use like-kind exchanges, which qualify for non-recognition of taxable gain, but can be difficult to consummate and result in the property for which the disposed assets are exchanged inheriting their low tax bases and other tax attributes (including tax protection covenants).

***You may have tax liability on distributions that you elect to reinvest in our common stock.***

If you participate in our distribution reinvestment plan, you will be deemed to have received, and for income tax purposes will be taxed on, the fair market value of the share of our common stock that you receive in lieu of cash distributions. As a result, unless you are a tax-exempt entity, you will have to use funds from other sources to pay your tax liability.

***In certain circumstances, we may be subject to federal, state and local income taxes as a REIT.***

Even if we maintain our status as a REIT, we may become subject to federal, state and local income taxes. For example:

- We will be subject to tax on any undistributed income. We will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions we pay in any calendar year plus amounts retained for which federal income tax was paid are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years.
- If we have net income from the sale of foreclosure property that we hold primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property, we must pay a tax on that income at the highest corporate income tax rate.
- If we sell a property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business, our gain would be subject to the 100% "prohibited transaction" tax.
- We will be subject to a 100% penalty tax on certain amounts if the economic arrangements of our tenants, our taxable REIT subsidiaries and us are not comparable to similar arrangements among unrelated parties.

***Certain equity participation in mortgage loans may result in taxable income and gains from these properties, which could adversely impact our REIT status.***

If we participate under a mortgage loan in any appreciation of the properties securing the mortgage loan or its cash flow and the Internal Revenue Service characterizes this participation as "equity," we might have to recognize income, gains and other items from the property. This could affect our ability to maintain our status as a REIT.

***Complying with REIT requirements may limit our ability to hedge effectively.***

The REIT provisions of the Code may limit our ability to hedge the risks inherent to our operations. Under current law, any income that we generate from derivatives or other transactions intended to hedge our interest rate risk with respect to borrowings made or to be made to acquire or carry real estate assets generally will not constitute gross income for purposes of the 75% and 95% income requirements applicable to REITs. In addition, any income from certain other qualified hedging transactions would generally not constitute gross income for purposes of both the 75% and 95% income tests. However, we may have to limit the use of hedging techniques that might otherwise be advantageous, which could result in greater risks associated with interest rate or other changes than we would otherwise incur.

***Legislative or regulatory action could adversely affect investors.***

Changes to the tax laws are likely to occur, and these changes may adversely affect the taxation of a stockholder. Any such changes could have an adverse effect on an investment in our shares or on the market value or the resale potential of our assets. You are urged to consult with your own tax advisor with respect to the status of legislative, regulatory or administrative developments and proposals and their potential effect on an investment in our shares.

The maximum tax rate on qualified dividends paid by corporations to individuals is 15% through 2012. REIT dividends, however, generally do not constitute qualified dividends and consequently are not eligible for the current reduced tax rates. Therefore, our stockholders will pay federal income tax on distributions out of our current and accumulated earnings and profits (excluding distributions of amounts either subject to corporate-level taxation or designated as a capital gain dividend) at the applicable "ordinary income" rate, the maximum of which is 35% through 2012. However, as a REIT, we generally would not be subject to federal or state corporate income taxes on that portion of our ordinary income or capital gain that we distribute currently to our stockholders, and we thus expect to avoid the "double taxation" to which other corporations are typically subject.

Future legislation might result in a REIT having fewer tax advantages, and it could become more advantageous for a company that invests in real estate to elect to be taxed, for federal income tax purposes, as a corporation. As a result, our charter provides our board of directors with the power, under certain circumstances, to revoke or otherwise terminate our REIT election and cause us to be taxed as a corporation, without the vote of our stockholders. Our board of directors has fiduciary duties to us and our stockholders and could only cause changes in our tax treatment if it determines in good faith that such changes are in the best interest of our stockholders.

**Item 1B. Unresolved Staff Comments**

None.

### Item 2. Properties

We own interests in retail, office and multi-family properties. As of December 31, 2011, we, through our wholly-owned subsidiaries, owned fee simple interests in all of the properties listed below, except for the Temple Terrace property, in which we have a controlling interest in the joint venture. The majority of properties are encumbered by mortgages totaling $463,664 (in thousands).

As of December 31, 2011, annualized base rent per square foot averaged $13.39 for all properties other than the multi-family property and $9,403 per unit for the multi-family property. Annualized base rent is calculated by annualizing the current, in-place monthly base rent for leases at the time of acquisition, including any tenant concessions, such as rent abatement or allowances, which may have been granted.

| Property | Location | Square Footage/Units | As of December 31, 2011 Physical Occupancy | As of December 31, 2011 Economic Occupancy (a) |
|---|---|---|---|---|
| *Retail:* | | | | |
| Merrimack Village Center | Merrimack, NH | 82,292 | 98.3% | 98.3% |
| Pleasant Hill Commons | Kissimmee, FL | 70,642 | 95.2% | 95.2% |
| Regal Court | Shreveport, LA | 363,174 | 98.9% | 98.9% |
| Draper Crossing | Draper, UT | 167,148 | 94.0% | 96.4% |
| Tradition Village Center | Port St. Lucie, FL | 112,421 | 92.4% | 92.4% |
| The Landing at Tradition | Port St. Lucie, FL | 359,775 | 91.0% | 91.0% |
| Temple Terrace | Temple Terrace, FL | 87,213 | 88.6% | 88.6% |
| Kohl's at Calvine Pointe | Elk Grove, CA | 89,887 | 100.0% | 100.0% |
| Lake City Commons | Lake City, FL | 66,510 | 94.2% | 94.2% |
| Publix Shopping Center | St. Cloud, FL | 78,820 | 98.5% | 98.5% |
| Kohl's Bend River Promenade | Bend, OR | 69,000 | 100.0% | 100.0% |
| Whispering Ridge | Omaha, NE | 69,676 | 100.0% | 100.0% |
| Bell Oaks Shopping Center | Newburgh, IN | 94,811 | 100.0% | 100.0% |
| Colonial Square Town Center | Fort Myers, FL | 272,354 | 88.6% | 98.9% |
| Shops at Village Walk | Fort Myers, FL | 78,533 | 88.2% | 95.8% |
| Lima Marketplace | Fort Wayne, IN | 106,880 | 95.6% | 98.6% |
| Dollar General- Ariton | Ariton, AL | 9,014 | 100.0% | 100.0% |
| Dollar General- Collins | Collins, GA | 9,014 | 100.0% | 100.0% |
| Dollar General- Decatur | Decatur, AL | 9,014 | 100.0% | 100.0% |
| Dollar General- Dublin | Dublin, GA | 10,640 | 100.0% | 100.0% |
| Dollar General- Duncanville | Duncanville, AL | 9,026 | 100.0% | 100.0% |
| Dollar General- Excel | Frisco City, AL | 8,982 | 100.0% | 100.0% |
| Dollar General- LaGrange | LaGrange, GA | 9,014 | 100.0% | 100.0% |
| Dollar General- Milledgeville | Milledgeville, GA | 9,014 | 100.0% | 100.0% |
| Dollar General- Uriah | Uriah, AL | 9,100 | 100.0% | 100.0% |
| Waxahachie Crossing | Waxahachie, TX | 97,011 | 96.3% | 96.3% |
| Village at Bay Park | Ashwaubenon, WI | 180,758 | 98.2% | 98.2% |
| Northcrest Shopping Center | Charlotte, NC | 133,674 | 84.7% | 100.0% |
| Prattville Town Center | Prattville, AL | 168,914 | 88.0% | 100.0% |
| Landstown Commons | Virginia Beach, VA | 409,747 | 93.8% | 93.8% |
| Silver Springs Pointe | Oklahoma City, OK | 135,028 | 98.1% | 98.1% |
| Copps Grocery Store | Neenah, WI | 61,065 | 100.0% | 100.0% |
| University Town Center | Norman, OK | 158,516 | 99.1% | 100.0% |
| Pick N Save Grocery Store | Burlington, WI | 48,403 | 100.0% | 100.0% |
| Walgreens – Lake Mary | Lake Mary, FL | 21,370 | 100.0% | 100.0% |
| Walgreens Plaza | Jacksonville, NC | 42,219 | 83.6% | 83.6% |
| Walgreens – Heritage Square | Conyers, GA | 22,385 | 93.6% | 100.0% |
| Perimeter Woods | Charlotte, NC | 303,353 | 97.3% | 100.0% |
| Draper Peaks | Draper, UT | 229,796 | 85.1% | 97.3% |
| Shoppes at Prairie Ridge | Pleasant Prairie, WI | 232,766 | 91.4% | 100.0% |
| Fairgrounds Crossing | Hot Springs, AR | 155,127 | 97.1% | 100.0% |
| Mullins Crossing | Evans, GA | 297,168 | 97.5% | 100.0% |
| Fox Point | Neenah, WI | 171,121 | 98.1% | 98.1% |
| Harvest Square | Harvest, AL | 70,600 | 97.2% | 97.2% |
| Palm Coast Landing | Palm Coast, FL | 171,297 | 100.0% | 100.0% |
| Dollar General – Sycamore | Sycamore, AL | 9,026 | 100.0% | 100.0% |
| *Office:* | | | | |
| Siemens' Building | Buffalo Grove, IL | 105,106 | 100.0% | 100.0% |
| Time Warner Cable Division HQ | East Syracuse, NY | 102,924 | 100.0% | 100.0% |
| *Multi-Family:* | | | | |
| The Crossings at Hillcroft | Houston, TX | 300 units | 92.2% | 92.2% |
| *Portfolio Totals* | | 5,579,328 sq. ft. and 300 units | 94.7% | 97.3% |

(a) Economic occupancy excludes square footage associated with an earnout component. At the time of acquisition, certain properties have an earnout component to the purchase price, meaning we did not pay a portion of the purchase price at closing for certain vacant spaces, although we own the entire property. We are not obligated to pay this contingent purchase price unless space which was vacant at the time of acquisition is later rented within the time limits and parameters set forth in the acquisition agreement.

The following table sets forth a summary, as of December 31, 2011, of lease expirations scheduled to occur during each of the calendar years from 2012 to 2016 and thereafter, assuming no exercise of renewal options or early termination rights for leases commenced on or prior to December 31, 2011 and does not include multi-family leases.

| Lease Expiration Year | Number of Expiring Leases | Gross Leasable Area of Expiring Leases - Square Footage | Percent of Total Gross Leasable Area of Expiring Leases | | Total Annualized Base Rent of Expiring Leases (a) | Percent of Total Annualized Base Rent of Expiring Leases | | Annualized Base Rent per Leased Square Foot |
|---|---|---|---|---|---|---|---|---|
| 2012 (b) | 44 | 134,616 | 2.5% | $ | 2,484 | 3.2% | $ | 18.45 |
| 2013 | 116 | 340,194 | 6.4% | | 6,856 | 8.7% | | 20.15 |
| 2014 | 74 | 223,506 | 4.2% | | 4,475 | 5.7% | | 20.02 |
| 2015 | 53 | 199,344 | 3.8% | | 3,460 | 4.4% | | 17.36 |
| 2016 | 81 | 322,830 | 6.1% | | 5,062 | 6.5% | | 15.68 |
| Thereafter | 222 | 4,072,781 | 77.0% | | 56,117 | 71.5% | | 13.78 |
| Leased Total | 590 | 5,293,271 | 100.0% | $ | 78,454 | 100.0% | $ | 14.82 |

(a) Represents the base rent in place at the time of lease expiration.

(b) Includes month-to-month leases.

The following table sets forth our top five tenants in our portfolio based on annualized base rent for leases commenced on or prior to December 31, 2011.

| Tenant | Number of Leases | Gross Leasable Area - Square Footage | Percent of Portfolio Total Gross Leasable Area | | Total Annualized Base Rent | Percent of Portfolio Total Annualized Base Rent | | Annualized Base Rent per Square Foot |
|---|---|---|---|---|---|---|---|---|
| Kohl's | 8 | 512,623 | 9.2% | $ | 5,391 | 7.0% | $ | 10.52 |
| Publix Super Markets | 6 | 291,119 | 5.2% | | 3,316 | 4.3% | | 11.39 |
| PetSmart | 11 | 211,275 | 3.7% | | 3,314 | 4.3% | | 15.69 |
| Best Buy | 4 | 137,839 | 2.5% | | 2,185 | 2.8% | | 15.85 |
| Walgreens | 4 | 54,729 | 1.0% | | 2,049 | 2.6% | | 37.44 |
| Top Five Tenants | 33 | 1,207,585 | 21.6% | $ | 16,255 | 21.0% | $ | 13.46 |

The following table sets forth a summary of our tenant diversity for our entire portfolio and is based on leases commenced on or prior to December 31, 2011.

| Tenant Type | Gross Leasable Area - Square Footage | Percent of Total Gross Leasable Area |
|---|---|---|
| Department | 855,816 | 15.2% |
| Grocery | 703,154 | 12.5% |
| Clothing and accessories | 420,205 | 7.5% |
| Home goods | 403,581 | 7.2% |
| Restaurants and fast food | 346,577 | 6.2% |
| Dollar stores and off price clothing | 346,536 | 6.2% |
| Multi-family | 324,936 | 5.8% |
| Sporting goods | 321,817 | 5.7% |
| Lifestyle, health clubs, books and phones | 319,213 | 5.7% |
| Consumer services, salons, cleaners and banks | 259,377 | 4.6% |
| Pet supplies | 258,475 | 4.6% |
| Commercial office | 208,030 | 3.7% |
| Shoes | 167,166 | 3.0% |
| Art supplies, crafts and hobby shops | 159,676 | 2.8% |
| Health, doctors and health food | 157,808 | 2.8% |
| Electronic | 155,223 | 2.8% |
| Office supplies | 134,763 | 2.4% |
| Other | 75,854 | 1.3% |
| Total | 5,618,207 | 100.0% |

**Item 3. Legal Proceedings**

We are not a party to, and none of our properties is subject to, any material pending legal proceedings.

**Item 4. Mine Safety Disclosures**

Not applicable.

## PART II

**Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.**

All dollar amounts are stated in thousands, except per share amounts.

**Market Information**

We are currently offering shares of our common stock pursuant to an effective registration statement at an offering price of $10.00 per share in our "best efforts" offering. There is no established public trading market for our shares of common stock. We do not expect that our shares will be listed for trading on a national securities exchange in the near future, if ever. Our board will determine when, and if, to apply to have our shares of common stock listed for trading on a national securities exchange, subject to satisfying existing listing requirements. Our board does not anticipate evaluating a listing on a national securities exchange until at least 2014.

The Financial Industry Regulatory Authority, or "FINRA," requires registered broker-dealers, including the soliciting dealers selling shares in the Offering, to disclose in a customer's account statement an estimated value for a REIT's securities if the annual report of that REIT discloses a per share estimated value. The FINRA rules currently prohibit broker-dealers from using a per share estimated value developed from data that is more than eighteen months old. This in effect prohibits the broker-dealers from using a per share offering price from an issuer's last "best efforts" offering for more than eighteen months after the termination of that offering. Thus, beginning eighteen months (or any lesser period of time prescribed by FINRA) after the last offering of our shares of common stock, in an effort to assist the soliciting dealers selling shares in the Offering, our board of directors anticipates publishing a new estimated per share value of our shares based on the recommendation of our Business Manager. Although the FINRA rules provide no guidance regarding the methodology used to determine estimated value per share, our board of directors has adopted a policy requiring the engagement of an independent third party (at the applicable time) to review the valuation approach used by the Business Manager to estimate the value of our shares including, the underlying assumptions made by the Business Manager and the valuation conclusion, and to make that report accessible to soliciting dealers.

**Stockholders**

As of March 1, 2012, we had 16,489 stockholders of record.

**Distributions**

We currently pay distributions based on daily record dates, payable monthly in arrears. For 2012, the distributions that we currently pay are equal to a daily amount equal to $0.001639344, which if paid each day for the 366-day period, would equal a 6.0% annualized rate based on a purchase price of $10.00 per share. During the years ended December 31, 2011, 2010 and 2009, we paid cash distributions, which were paid monthly in arrears to stockholders, totaling $23,641, $7,031 and $96, respectively. For federal income tax purposes for the years ended December 31, 2011, 2010 and 2009, 27%, 19% and 100% of the distributions constituted a non-dividend distribution, respectively.

**Share Repurchase Program**

We adopted a share repurchase program, effective August 24, 2009. The program was amended and restated effective as of May 20, 2010. Under the amended program, we may make "ordinary repurchases," which are defined as all repurchases other than upon the death of a stockholder, at prices ranging from 92.5% of the "share price," as defined in the program, for stockholders who have owned their shares continuously for at least one year, but less than two years, to 100% of the "share price" for stockholders who have owned their shares continuously for at least four years. In the case of "exceptional repurchases," which are defined as repurchases upon the death of a stockholder, we may repurchase shares at a repurchase price equal to 100% of the "share price."

With respect to ordinary repurchases, we may make repurchases only if we have sufficient funds available to complete the repurchase. In any given calendar month, we are authorized to use only the proceeds generated from our distribution reinvestment plan during that month to fund ordinary repurchases under the program; provided that, if we have excess funds during any particular month, we may, but are not obligated to, carry those excess funds to the subsequent calendar month for the purpose of making ordinary repurchases. Subject to funds being available, in the case of ordinary repurchases, we further will limit the number of shares repurchased during any calendar year to 5% of the number of shares of common stock outstanding on December 31st of the previous calendar year. With respect to exceptional repurchases, we are authorized to use all available funds to repurchase shares. In addition, the one-year holding period and 5% limit described herein will not apply to exceptional repurchases.

The share repurchase program will immediately terminate if our shares are listed on any national securities exchange. In addition, our board of directors, in its sole discretion, may amend, suspend (in whole or in part), or terminate our share repurchase program. In the event that we amend, suspend or terminate the share repurchase program, however, we will send stockholders notice of the change at least thirty days prior to the change, and we will disclose the change in a report filed with the Securities and Exchange Commission on either Form 8-K, Form 10-Q or Form 10-K, as appropriate. Further, our board reserves the right in its sole discretion at any time and from time to time to reject any requests for repurchases.

The table below outlines the shares of common stock we repurchased, all of which were repurchased pursuant to our share repurchase program during the quarter ended December 31, 2011.

| | Total Number of Shares Repurchased | | Average Price Paid per Share | Total Number of Shares Repurchased as Part of Publicly Announced Plans or Programs | Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs |
|---|---|---|---|---|---|
| October 2011 | 30,042 | $ | 9.49 | 30,042 | (1) |
| November 2011 | 39,803 | $ | 9.79 | 39,803 | (1) |
| December 2011 | 5,312 | $ | 9.32 | 5,312 | (1) |
| Total | 75,157 | $ | 9.64 | 75,157 | (1) |

(1) A description of the maximum number of shares that may be purchased under our repurchase program is included in the narrative preceding this table.

**Securities Authorized for Issuance under Equity Compensation Plans**

None.

**Use of Proceeds from Registered Securities**

On August 24, 2009, our Registration Statement on Form S-11 (Registration No. 333-153356), covering a public offering of up to 550,000,000 shares of common stock, was declared effective by the SEC. The Offering commenced on August 24, 2009 and is ongoing. We will close the Offering to new investors on August 23, 2012.

We are offering 500,000,000 shares of our common stock at a price equal to $10.00 per share on a "best efforts" basis. We also are offering up to 50,000,000 shares of our common stock at a price equal to $9.50 per share to stockholders who elect to participate in our distribution reinvestment plan. The dealer manager of this Offering is Inland Securities Corporation, a wholly owned subsidiary of our Sponsor.

As of December 31, 2011, we had sold the following securities in our Offering for the following aggregate offering prices:

- 56,600,110 shares, equal to $563,217 in aggregate gross offering proceeds, in our "best efforts" offering; and
- 2,023,655 shares, equal to $19,225 in aggregate gross offering proceeds, pursuant to the DRP.

As of December 31, 2011, we have incurred the following costs in connection with the issuance and distribution of the registered securities:

| Type of Costs | | Amount |
|---|---|---|
| Offering costs to related parties (1) | $ | 55,752 |
| Offering costs paid to non-related parties | | 8,375 |
| Total offering costs | $ | 64,127 |

(1) "Offering costs to related parties" include selling commissions, marketing contributions and due diligence expense reimbursements paid to Inland Securities Corporation, which reallowed all or a portion of these amounts to soliciting dealers.

From the effective date of the Offering through December 31, 2011, the net offering proceeds to us from the Offering, including the distribution reinvestment plan, after deducting the total expenses incurred described above, were $516,460. As of December 31, 2011, we had used $439,448 of these net proceeds to purchase interests in real estate and $16,075 to invest in marketable securities. The remaining net proceeds were held as cash at December 31, 2011.

**Recent Shares of Unregistered Securities**

None.

## Item 6. Selected Financial Data

The following table shows our selected financial data relating to our consolidated historical financial condition and results of operations. This selected data should be read in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes appearing elsewhere in this report (in thousands, except share and per share amounts).

| | December 31, | | | |
|---|---|---|---|---|
| | 2011 | 2010 | 2009 | 2008 |
| Total assets | $ 1,010,386 | $ 450,114 | $ 26,439 | $ 1,299 |
| Mortgages, credit facility and securities margin payable | $ 464,956 | $ 192,871 | $ - | $ - |

| | For the year ended December 31, | | | Period from June 30, 2008 (inception) through December 31, 2008 |
|---|---|---|---|---|
| | 2011 | 2010 | 2009 | |
| Total income | $ 72,115 | $ 18,198 | $ 96 | $ - |
| Net loss attributable to common stockholders | $ (2,279) | $ (1,743) | $ (297) | $ (70) |
| Net loss attributable to common stockholders per common share, basic and diluted (a) | $ (0.05) | $ (0.13) | $ (0.81) | $ (3.48) |
| Distributions declared to common stockholders | $ 25,263 | $ 8,203 | $ 212 | $ - |
| Distributions per weighted average common share (a) | $ 0.60 | $ 0.60 | $ 0.15 | $ - |
| Cash flows provided by (used in) operating activities | $ 27,872 | $ 2,658 | $ (342) | $ (34) |
| Cash flows used in investing activities | $ (454,168) | $ (346,755) | $ (9,691) | $ - |
| Cash flows provided by financing activities | $ 445,649 | $ 369,262 | $ 25,369 | $ 434 |
| Weighted average number of common shares outstanding, basic and diluted | 42,105,681 | 13,671,936 | 367,888 | 20,000 |

(a) The net loss attributable to common stockholders, per share basic and diluted is based upon the weighted average number of common shares outstanding for the year or period ended. The distributions per common share are based upon the weighted average number of common shares outstanding for the year or period ended.

**Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations**

*Certain statements in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Annual Report on Form 10-K constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Words such as "may," "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," "would," "could," "should" and variations of these words and similar expressions are intended to identify forward-looking statements.*

*These forward-looking statements are not historical facts but reflect the intent, belief or current expectations our management based on their knowledge and understanding of the business and industry, the economy and other future conditions. These statements are not guarantees of future performance, and we caution stockholders not to place undue reliance on forward-looking statements. Actual results may differ materially from those expressed or forecasted in the forward-looking statements due to a variety of risks, uncertainties and other factors, including but not limited to the factors listed and described under "Risk Factors" in this Annual Report on Form 10-K and the factors described below:*

- *we have a limited operating history and are subject to all of the business risks and uncertainties associated with any new business;*
- *our investment policies and strategies are very broad and permit us to invest in numerous types of commercial real estate;*
- *the number and type of real estate assets we ultimately acquire depends, in part, on the proceeds raised in our public offering;*
- *if we cannot generate sufficient cash flow from operations to fully fund distributions, some or all of our distributions may be paid from other sources, including cash flow generated by investing activities, which will reduce the amount of money available to invest in assets;*
- *no public market currently exists, and one may never exist, for our shares, and we are not required to liquidate;*
- *we may borrow up to 300% of our net assets, and principal and interest payments will reduce the funds available for distribution;*
- *we do not have employees and rely on our Business Manager and Real Estate Managers to manage our business and assets;*
- *employees of our Business Manager and three of our directors are also employed by our Sponsor or its affiliates and face competing demands for their time and service and may have conflicts in allocating their time to our business and assets;*
- *we do not have arm's length agreements with our Business Manager, Real Estate Managers or any other affiliates of our Sponsor;*
- *we pay significant fees to our Business Manager, Real Estate Managers and other affiliates of our Sponsor;*
- *our Business Manager could recommend investments in an attempt to increase its fees which are generally based on a percentage of our invested assets and, in certain cases, the purchase price for the assets; and*
- *we may fail to continue to qualify as a REIT.*

*Forward-looking statements in this Annual Report on Form 10-K reflect our management's view only as of the date of this Report, and may ultimately prove to be incorrect or false. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results. We intend for these forward-looking statements to be covered by the applicable safe harbor provisions created by Section 27A of the Securities Act and Section 21E of the Exchange Act.*

The following discussion and analysis relates to the years ended December 31, 2011, 2010 and 2009 and as of December 31, 2011 and 2010. You should read the following discussion and analysis along with our consolidated financial statements and the related notes included in this report. Unless otherwise noted, all dollar amounts are stated in thousands, except share data, per share amounts, rent per square foot, and rent per unit.

***Overview***

We are a Maryland corporation sponsored by IREIC, and formed to acquire and develop commercial real estate located in the United States and Canada. We also may invest in other real estate assets such as interests in real estate investment trusts, or REITs, or other "real estate operating companies" that own these assets, joint ventures and commercial mortgage debt. We may originate or invest in real estate-related loans made to third parties or to related parties of, or entities sponsored by, IREIC. Our primary investment objectives are to balance investing in real estate assets that produce attractive current yield and long-term risk-adjusted returns to our stockholders, with our desire to preserve stockholders' capital and to pay sustainable and predictable distributions to our stockholders. At December 31, 2011, the Company owned 46 retail properties and two office properties collectively totaling 5,579,328 square feet and one multi-family property totaling 300 units. As of December 31, 2011, our portfolio had weighted average physical and economic occupancy of 94.7% and 97.3%, respectively. Economic occupancy excludes square footage associated with an earnout component. At the time of acquisition, certain properties have an earnout component to the purchase price, meaning we did not pay a portion of the purchase price at closing for certain vacant spaces, although we own the entire property. We are not obligated to pay this contingent purchase price unless space which was vacant at the time of acquisition is later rented within the time limits and parameters set forth in the acquisition agreement.

As of December 31, 2011, annualized base rent per square foot averaged $13.39 for all properties other than the multi-family property and $9,403 per unit for the multi-family property. Annualized base rent is calculated by annualizing the current, in-place monthly base rent for leases at the time of acquisition, including any tenant concessions, such as rent abatement or allowances, which may have been granted.

On August 24, 2009, we commenced an initial public offering (the "Offering") of 500,000,000 shares of our common stock at a price of $10.00 per share on a "best efforts" basis through Inland Securities Corporation. We also are offering up to 50,000,000 shares of our common stock at a price of $9.50 per share to stockholders who elect to participate in our distribution reinvestment plan, or "DRP." We elected to be taxed as a REIT commencing with the tax year ended December 31, 2009 and intend to continue to qualify as a REIT for federal income tax purposes.

***Market Outlook***

There is certainly more optimism pervading the commercial real estate industry now than we have seen in the last several years. While the decrease in unemployment is only moderate, the trend toward higher levels of employment appears to be rooted in a general overall recovery that is reported by the national media as taking hold. Job creation has always been a driver of strengthening retail sales and higher occupancy levels across the majority of sectors in the commercial real estate industry.

Further enhancing the state of the commercial real estate industry is household formation which is rising from pent up demand as reported by the National Association of Realtors ("NAR"). Household formation refers to the number of dwelling units occupied by individuals or groups of people who have not previously resided individually, or have resided as part of another group. The NAR forecasts commercial vacancy rates will decline by 0.4% in the office sector, 0.8% in the industrial sector, 0.9% in the retail sector and 0.2% in the multi-family rental sector in 2012.

New development in all sectors of the commercial real estate industry, except for multi-family housing, has been down substantially over the past four years. This is significant for our business in that retail tenants seeking to expand their businesses have fewer choices in which to do so. Retail landlords, including us, benefit from reduced competition from new product. Since the economy has been improving, developers who need capital to complete developments of preleased properties have approached us. We believe there may be opportunities for us to work with some of these developers and add properties to our acquisition pipeline at favorable pricing based on our early involvement in certain projects. If we decide to pursue these opportunities, we would do so only on a selective basis.

In our portfolio, we have seen improved levels of leasing activity and a slight uptick in rental rates over the past six months. We understand from our research, that this is consistent with results experienced by our peers. In addition, published reports in the Wall Street Journal indicate the overall returns in the REIT industry are higher than they have been in the past four years. This strengthening of fundamentals comes at a time when investor demand for quality real estate in the United States is at a very high level. We believe this should bode well for the commercial real estate industry, although we anticipate that competition we encounter from other buyers for the best properties will be substantial for the foreseeable future.

***2011 Company Highlights***

Specific 2011 achievements include:

- Acquiring 21 properties totaling 3.1 million square feet for approximately $520,759.
- Financing 21 properties through borrowing or assuming approximately $326,479 in secured first mortgages with a weighted average stated interest rate of 4.92% per annum.
- Expanding our line of credit from $25,000 to $50,000 which we believe will give us more short-term financing flexibility to timely close properties in our acquisition pipeline.
- Declaring and paying distributions totaling $0.60 per share on an annualized basis and fully funding all distributions out of cash flow from operations.
- Generating gross proceeds (excluding DRP proceeds) totaling approximately $308,222 from our Offering.

During 2011, we also made changes to limit the fees or costs paid or reimbursed to our Business Manager, Real Estate Managers and Inland Securities Corporation:

- reduced the business management fee to a maximum of 0.75% per annum of average invested assets from up to 1% per annum of average invested assets;
- our Business Manager and Real Estate Managers have agreed to limit the purchase price that we may pay for these entities should we ever decide to become self-managed by acquiring these entities;

- we have clarified that the "issuer costs" in the Offering will not exceed 1.5% of gross offering proceeds; and
- our board has adopted a policy requiring the engagement of an independent third party (at the applicable time) to review the approach used by the Business Manager to estimate the value of our shares including the underlying assumptions made by the Business Manager and the valuation conclusion, and to make that report accessible to soliciting dealers.

***Liquidity and Capital Resources***

General

Our principal demands for funds are to acquire real estate and real estate-related assets, to pay capital expenditures including tenant improvements, to pay our operating expenses including property operating expenses, to pay principal and interest on our outstanding indebtedness, to fund repurchases of previously issued common stock and to pay distributions to our stockholders. We generally, during the pendency of the Offering, seek to fund our cash needs for items other than asset acquisitions, capital expenditures and related financings from operations. Our cash needs for acquisitions (including any contingent earnout payments), capital improvements and related financings have been, and will during the pendency of the Offering continue to be, funded primarily from the sale of our shares, including through our distribution reinvestment plan, as well as debt financings. After our Offering closes to new investors on August 23, 2012, we expect that our primary source to fund our cash needs will come from our operations and our DRP. In 2012, we have approximately $56,489 in principal payments on mortgages payable coming due, the majority of which relates to our Landstown mortgage, which matures in March 2012. On March 14, 2012, we extended the term of this loan, through September 25, 2013.

Potential future sources of additional liquidity include the proceeds from secured or unsecured financings from banks or other lenders, including proceeds from lines of credit, and undistributed cash flow from operations. As of December 31, 2011, no amounts were outstanding on our current line of credit. In general, our strategy is to target a 55% loan to value leverage limit on a portfolio basis. Our charter limits the amount we may borrow to 300% of our net assets (as defined in our charter) unless any excess borrowing is approved by the board of directors including a majority of the independent directors and is disclosed to our stockholders in our next quarterly report along with justification for the excess. As of December 31, 2011, our borrowings did not exceed 300% of our net assets.

As of December 31, 2011, the Offering (including the DRP) had generated proceeds, net of issuer costs and commissions, the marketing contribution, due diligence expense reimbursements, and other offering related costs, the majority of which are reallowed to third party soliciting dealers, totaling $516,460.

As of December 31, 2011 and 2010, the Company owed $1,909 and $4,139, respectively, to our Sponsor and its affiliates for business management fees not otherwise waived, advances from these parties used to pay administrative and offering costs, and certain accrued expenses which are included in due to related parties on the accompanying consolidated balance sheets. These amounts represent non-interest bearing advances by the Sponsor and its affiliates, which the Company intends to repay.

Distributions

We intend to fund cash distributions to our stockholders from cash generated by our operations and other measures determined under U.S. generally accepted accounting principles ("U.S. GAAP"). Cash generated by operations is not equivalent to our net income from continuing operations also as determined under U.S. GAAP or our taxable income for federal income tax purposes. If we are unable to generate sufficient cash flow from operations, determined in accordance with U.S. GAAP, to fully fund distributions, some or all of our distributions may be paid from cash flow generated from investing activities, including the net proceeds from the sale of our assets. In addition, we may fund distributions from, among other things, advances or contributions from our Business Manager or IREIC or from the cash retained by us in the case that our Business Manager defers, accrues or waives all, or a portion, of its business management fee, or waives its right to be reimbursed for certain expenses. A deferral, accrual or waiver of any fee or reimbursement owed to our Business Manager has the effect of increasing cash flow from operations for the relevant period because we do not have to use cash to pay any fee or reimbursement which was deferred, accrued or waived during the relevant period. We will, however, use cash in the future if we pay any fee or reimbursement that was deferred or accrued. Neither our Business Manager nor IREIC has any obligation to provide us with advances or contributions, and our Business Manager is not obligated to defer, accrue or waive any portion of its business management fee or reimbursements. Further, there is no assurance that these other sources will be available to fund distributions.

We will not fund any distributions from the net proceeds of our Offering. In addition, we have not funded any distributions from the proceeds generated by borrowings, and do not intend to do so.

We generated sufficient cash flow from operations, determined in accordance with U.S. GAAP, to fully fund distributions paid during the year ended December 31, 2011. Cash retained by us of $3,807 from the waiver of a portion of the 2011 business management fee by our Business Manager had the effect of increasing cash flow from operations for this period because we did not have to use cash to pay the fee. However, even if the Business Manager had not waived part of the 2011 business management fee, we would have still generated sufficient cash flow from operations to fully fund distributions paid for the period. There is no assurance that any deferral, accrual or waiver of any fee or reimbursement will be available to fund distributions in the future.

The monies needed to pay some of the distributions paid from inception through December 31, 2010 were funded from monies provided by IREIC as well as advances by IREIC which were forgiven in 2011. For U.S. GAAP purposes, these monies have been treated as capital contributions from IREIC although IREIC has not received, and will not receive, any additional shares of our common stock for these contributions. For federal income tax purposes, these monies may be considered taxable income under certain circumstances. IREIC also invested $200 at the time of our formation. We will not use any of this initial $200 contribution to fund distributions. There is no assurance that IREIC will continue to contribute monies to fund future distributions if cash flow from operations are not sufficient to cover them. We intend to continue paying distributions for future periods in the amounts and at times as determined by our board.

Share Repurchase Program

We have a share repurchase program designed to provide limited liquidity to eligible stockholders. During the year ended December 31, 2011, we used $1,766 to repurchase 182,202 shares. Since the start of the program through December 31, 2011, we have used $2,055 to repurchase an aggregate of 212,589 shares.

During the year ended December 31, 2011, we received requests to repurchase 182,202 shares and fulfilled requests for all of these shares. The average per share repurchase price during this period was $9.69 and these repurchases were funded from proceeds from our distribution reinvestment plan.

***Cash Flow Analysis***

| | For the year ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| Net cash flows provided by (used in) operating activities | $ 27,872 | $ 2,658 | $ (342) |
| Net cash flows used in investing activities | $ (454,168) | $ (346,755) | $ (9,691) |
| Net cash flows provided by financing activities | $ 445,649 | $ 369,262 | $ 25,369 |

Net cash provided by (used in) operating activities was $27,872, $2,658 and $(342) for the years ended December 31, 2011, 2010 and 2009, respectively. The funds generated in 2011 were primarily from property operations from our real estate portfolio. The increase from 2010 to 2011 is due to the growth of our real estate portfolio and related, full period, property operations in 2011.

Net cash flows used in investing activities were $454,168, $346,755 and $9,691 for the years ended December 31, 2011, 2010 and 2009, respectively. We used $447,559, $330,530 and $9,612 during the years ended December 31, 2011, 2010 and 2009, respectively, to purchase properties and $12,362, $5,646 and $0 to purchase marketable securities net of sales during the years ended December 31, 2011, 2010 and 2009, respectively. The increase in net cash flows used in investing activities from 2010 to 2011 is due to the increase in our acquisition activity in 2011.

Net cash flows provided by financing activities were $445,649, $369,262 and $25,369 for the years ended December 31, 2011, 2010 and 2009, respectively. Of these amounts, cash flows from financing activities of $322,879, $230,368 and $29,195, respectively, resulted from the sale of our common stock in the Offering and through our DRP. We generated $304,232, $195,059 and $0, respectively from loan proceeds from borrowings secured by properties in our portfolio, increase in our credit facility and securities margin payable. We used $33,741, $24,305 and $5,155, respectively, to pay Offering costs. We also used $118,749 and $24,309 in 2011 and 2010, respectively, to pay principal payments of mortgage debt and pay down our credit facility and securities margin payable. We used $3,458, $3,026 and $21 for the years ended December 31, 2011, 2010 and 2009, respectively, to pay loan fees and deposits related to financing on our closed and potential acquisitions.

During the years ended December 31, 2011, 2010 and 2009, we paid distributions in the amount of $23,641, $7,031 and $96, respectively. Our 2011 distributions were funded from cash flows from operations determined in accordance with U.S. GAAP. Our Sponsor contributed $2,889 to fund distributions for year ended December 31, 2010 and the remainder of distributions were funded from cash flows from operations. On March 10, 2011, our Sponsor forgave $1,500 in liabilities related to advances used to pay administrative and offering costs prior to the commencement of our Offering that were previously funded to the Company and treated this as a capital contribution to cover a portion of distributions paid related to the year ended December 31, 2011. For U.S. GAAP purposes, the monies contributed by our Sponsor have been treated as capital contributions from our Sponsor, although our Sponsor has not received, and will not receive, any additional shares of our common stock for making any of these contributions. For federal income tax purposes, these monies may be considered taxable income under certain circumstances. Our Sponsor is not obligated to continue to contribute monies to fund future distributions, nor is there any assurance that it will do so, if cash flows from operations or borrowings are not sufficient to cover them. The amount and timing of distributions may vary and there is no assurance that we will continue to pay distributions at the existing rate, if at all.

A summary of the distributions declared, distributions paid and cash flows used in operations for the years ended December 31, 2011, 2010 and 2009 follows:

| Year Ended December 31, | Distributions Declared | Distributions Declared Per Share (1) | Distributions Paid: Cash | Distributions Paid: Reinvested via DRP | Distributions Paid: Total | Cash Flows From Operations | Contributions by IREIC |
|---|---|---|---|---|---|---|---|
| 2011 | $ 25,263 | $ 0.60 | $ 8,984 | $ 14,657 | $ 23,641 | $ 27,872 | $ - |
| 2010 | $ 8,203 | $ 0.60 | $ 2,530 | $ 4,501 | $ 7,031 | $ 2,658 | $ 2,889 (3) |
| 2009 (2) | $ 212 | $ 0.15 | $ 30 | $ 66 | $ 96 | $ (342) | $ 96 |

(1) Assumes a share was issued and outstanding each day during the year.

(2) Fourth quarter 2009 was the first quarter in which distributions were declared and paid.

(3) During 2010, IREIC contributed $2,889 to fund payment of distributions. Subsequently, on March 10, 2011, IREIC forgave $1,500 in liabilities related to non interest bearing advances that were previously funded to the Company. For U.S. GAAP purposes, this forgiveness of debt will be treated as capital contribution from our Sponsor although our Sponsor has not received, and will not receive, any additional shares of our common stock for making this contribution.

***Funds from Operations and Modified Funds from Operations***

One of our objectives is to provide cash distributions to our stockholders from cash generated by our operations determined under U.S. GAAP. Cash generated from operations is not equivalent to our net income from continuing operations as determined under U.S. GAAP. One non-U.S. GAAP supplemental performance measure that we consider due to the certain unique operating characteristics of real estate companies is known as funds from operations, or "FFO." The National Association of Real Estate Investment Trusts, or "NAREIT," an industry trade group, promulgated this measure which it believes more accurately reflects the operating performance of a REIT. As defined by NAREIT, FFO means net income computed in accordance with U.S. GAAP, excluding gains or losses from sales of property, plus depreciation and amortization on real property and after adjustments for unconsolidated partnerships and joint ventures in which we hold an interest. In addition, NAREIT has recently clarified its computation of FFO which includes adding back real estate impairment charges for all periods presented, however under U.S. GAAP, impairment charges reduce net income. While impairment charges are added back in the calculation of FFO, we caution that due to the fact that impairments to the value of any property are typically based on estimated future undiscounted cash flows compared to current carrying value, declines in the undiscounted cash flows which led to the impairment charges reflect declines in property operating performance which may be permanent. From inception through December 31, 2011, we have not had any impairment charges and, therefore, no adjustments to FFO have been necessary for impairment charges. We believe our FFO calculation complies with NAREIT's definition described above.

However, the calculation of FFO may vary from entity to entity since capitalization and expense policies tend to vary from entity to entity. Items that are capitalized do not impact FFO whereas items that are expensed reduce FFO. Consequently, our presentation of FFO may not be comparable to other similarly titled measures presented by other REITs. FFO does not represent cash flows from operations as defined by U.S. GAAP, it is not indicative of cash available to fund all cash flow needs nor is it indicative of liquidity, including our ability to pay distributions, and should not be considered as an alternative to net income, as determined in accordance with U.S. GAAP, for purposes of evaluating our operating performance. Management uses the calculation of FFO for several reasons. We use FFO to compare our operating performance to that of other REITs. Additionally, we compute FFO as part of our acquisition process to determine whether a proposed investment will satisfy our investment objectives.

The historical cost accounting rules used for real estate assets require, among other things, straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time, especially if such assets are not adequately maintained or repaired and renovated as required by relevant circumstances and/or is requested or required by lessees for operational purposes. We believe that, since real estate values historically rise and fall with market conditions, including inflation, interest rates, the business cycle, unemployment and consumer spending, presentations of operating results for a REIT using historical cost accounting for depreciation may be less informative than FFO. We believe that the use of FFO, which excludes the impact of real estate related depreciation and amortization, provides a more complete understanding of our operating performance to investors and to management, and when compared year over year, reflects the impact on our operations from trends in occupancy rates, rental rates, operating costs, general and administrative expenses, and interest costs, which may not be immediately apparent from net income. However, FFO and modified funds from operations, or "MFFO," as described below, should not be construed to be equivalent to or a substitute for the current U.S. GAAP methodology in calculating net income or in its applicability in evaluating our operating performance. The method utilized to evaluate the performance of real estate under U.S. GAAP should be construed as a more relevant measure of operational performance and considered more prominently than the non-U.S. GAAP FFO and MFFO measures and the adjustments to U.S. GAAP in calculating FFO and MFFO.

Subsequent to the establishment of NAREIT's definition of FFO, accounting for acquisition fees and expenses changed pursuant to U.S. GAAP, such that acquisition fees and expenses now are accounted for as operating expenses as opposed to capitalized as part of the acquired property's basis. We do not pay acquisition fees to our Business Manager or its affiliates, but we do incur acquisition related costs. Publicly registered, non-listed REITs typically engage in a significant amount of acquisition activity, and thus incur significant acquisition related costs, during their initial years of investment and operation. Further, while other start up entities may also engage in significant acquisition activity during their initial years, non-listed REITs are unique in that they typically have a limited timeframe during which they acquire a significant number of properties and thus incur significant acquisition related costs. As disclosed elsewhere in this Form 10-K, we will use the proceeds raised in the Offering to acquire properties. Further, we will ultimately seek a liquidity event, which may include selling our assets individually or selling certain subsidiaries or joint venture interests, adopting a plan of liquidation or listing our common stock on a national securities exchange, but our board does not anticipate evaluating a listing until at least 2014. Thus, our acquisition activity is expected to decline after the Offering. Due to the above factors and other unique features of publicly registered, non-listed REITs, the Investment Program Association, or "IPA," an industry trade group, has standardized a measure known as MFFO, which the IPA has recommended as a supplemental measure for publicly registered non-listed REITs and which may be another appropriate supplemental measure to reflect the operating performance of a non-listed REIT.

MFFO excludes costs that are more reflective of investing activities, including acquisition related costs that affect our operations only in periods in which properties are acquired, and other non-operating items that are included in FFO. By excluding expensed acquisition related costs, the use of MFFO provides information consistent with the operating performance of the properties. Additionally, fair value adjustments, which are based on the impact of current market fluctuations and underlying assessments of general market conditions, may not be directly related or attributable to our current operating performance. By excluding such market changes that may reflect anticipated and unrealized gains or losses, MFFO may provide useful supplemental information. We believe that MFFO may provide both investors and analysts, on a going forward basis, an indication of the sustainability (that is, the capacity to continue to be maintained) of our operating performance subsequent to the initial years of investment, which include significant acquisition activity, and once our portfolio is stabilized. We believe that MFFO may be a recognized measure of sustainable operating performance within the non-listed REIT industry. Additionally, MFFO and the adjustments used to calculate it may be useful in order to evaluate our performance against other non-listed REITs. MFFO is not equivalent to our net income or loss as determined under U.S. GAAP, and MFFO may not be a useful measure of the impact of long-term operating performance on value if we continue to acquire a significant amount of properties after our Offering is completed. Our disclosure of MFFO and the adjustments used to calculate it presents our performance in a manner that reflects certain characteristics that are unique to non-listed REITs, and that may be useful to investors. Investors are cautioned that MFFO should only be used to assess the sustainability of our operating performance after the Offering has been completed and the net proceeds of the Offering have been invested in properties, because it excludes acquisition costs that have a negative effect on our operating performance during the periods in which properties are acquired.

We believe our definition of MFFO, a non-U.S. GAAP measure, is consistent with the IPA's Guideline 2010-01, Supplemental Performance Measure for Publicly Registered, Non-Listed REITs: Modified Funds from Operations, or the "Practice Guideline," issued by the IPA in November 2010. The Practice Guideline defines MFFO as FFO further adjusted for the following items, as applicable, included in the determination of U.S. GAAP net income: acquisition fees and expenses; amounts relating to deferred rent receivables and amortization of above and below market lease assets and liabilities (which are adjusted in order to reflect such payments from a U.S. GAAP accrual basis to a cash basis of disclosing the rent and lease payments); accretion of discounts and amortization of premiums on debt investments; mark-to-market adjustments included in net income; nonrecurring gains or losses included in net income from the extinguishment or sale of debt, hedges, foreign exchange, derivatives or securities holdings where trading of such holdings is not a fundamental attribute of the business plan, unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting, and after adjustments for consolidated and unconsolidated partnerships and joint ventures, with such adjustments calculated to reflect MFFO on the same basis. The accretion of discounts and amortization of premiums on debt investments, nonrecurring unrealized gains and losses on hedges, foreign exchange, derivatives or securities holdings, unrealized gains and losses resulting from consolidations, as well as other listed cash flow adjustments are adjustments made to net income in calculating the cash flows provided by operating activities and, in some cases, reflect gains or losses which are unrealized and may not ultimately be realized. Inasmuch as interest rate hedges are not a fundamental part of our operations, it is appropriate to exclude such nonrecurring gains and losses in calculating MFFO, as such gains and losses are not reflective of on-going operations.

We believe our MFFO calculation complies with the IPA's Practice Guideline described above. We do not pay acquisition fees to our Business Manager or its affiliates. Under U.S. GAAP, acquisition expenses are characterized as operating expenses in determining operating net income.

Presentation of this information is intended to provide information which may be useful to investors as they compare the operating performance of different REITs, although it should be noted that not all REITs calculate FFO and MFFO the same way, so comparisons with other REITs may not be meaningful. Furthermore, FFO and MFFO are not indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income (loss) or income (loss) from continuing operations as an indication of our performance, as an alternative to cash flows from operations calculated in accordance with U.S. GAAP, or indicative of funds available to fund our cash needs including our ability to make distributions to our stockholders. FFO and MFFO should be reviewed in conjunction with other U.S. GAAP measurements as an indication of our performance. The exclusion of impairments limits the usefulness of FFO and MFFO as a historical operating performance measure since an impairment indicates that the property's operating performance has been permanently affected. Further, MFFO has limitations as a performance measure for an entity engaged in an offering such as ours where the price of a share of common stock is a stated value and there is no net asset value determination during the offering stage and for a period thereafter. MFFO may be useful in assisting investors in assessing the sustainability of operating performance in future operating periods, and in particular, after the offering and acquisition stages are complete and net asset value is disclosed. FFO and MFFO are not useful measures in evaluating net asset value because impairments are taken into account in determining net asset value but not in determining FFO and MFFO.

Neither the SEC nor any other regulatory body has passed judgment on the acceptability of the adjustments that the company uses to calculate FFO or MFFO. In the future, the SEC or another regulatory body may decide to standardize the allowable adjustments across the non-listed REIT industry and we would have to adjust the calculations and characterization of FFO or MFFO.

The table below represents a reconciliation of our net loss attributable to common stockholders to FFO and MFFO for years ended December 31, 2011, 2010 and 2009 (in thousands, except per share amounts):

| | Years ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| Net loss attributable to common stockholders | $ (2,279) | $ (1,743) | $ (297) |
| Add: | | | |
| Depreciation and amortization related to investment properties | 28,980 | 5,669 | 29 |
| Less: | | | |
| Noncontrolling interest's share of depreciation and amortization related to investment properties | (29) | (15) | - |
| Funds from operations (FFO) | 26,672 | 3,911 | (268) |
| Add: | | | |
| Acquisition related costs (1) | 2,963 | 1,953 | 50 |
| Amortization of acquired above and below market leases, net (2) | 2,015 | 455 | (2) |
| Noncontrolling interest's share of amortization of acquired below market leases and straight-line rental income | 24 | 19 | - |
| Less: | | | |
| Straight-line rental income (3) | (1,856) | (524) | (6) |
| Realized (gain) loss on sale of marketable securities (4) | (365) | 2 | - |
| Modified funds from operations (MFFO) | $ 29,453 | $ 5,816 | $ (226) |
| Weighted average number of common shares outstanding, basic and diluted | 42,105,681 | 13,671,936 | 367,888 |
| Net loss attributable to common stockholders per common share, basic and diluted | $ (0.05) | $ (0.13) | $ (0.81) |
| Funds from operations attributable to common stockholders per common share, basic and diluted | $ 0.63 | $ 0.29 | $ (0.73) |
| Modified funds from operations attributable to common stockholders per common share, basic and diluted | $ 0.70 | $ 0.43 | $ (0.61) |

(1) In evaluating investments in real estate, management differentiates the costs to acquire the investment from the operations derived from the investment. Such information may be comparable only for non-listed REITs that have completed their acquisition activity and have other similar operating characteristics. By excluding expensed acquisition costs, MFFO may provide useful supplemental information that is comparable for each type of real estate investment and is consistent with the investing and operating performance of our properties. Acquisition related costs include payments to affiliates of our Business Manager or third parties; however, we do not pay acquisition fees to our Business Manager or its affiliates. Acquisition related costs under U.S. GAAP are considered operating expenses and as expenses included in the determination of net income and income from continuing operations, both of which are performance measures under U.S. GAAP. All paid and accrued

acquisition related costs will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by us.

(2) Under U.S. GAAP, certain intangibles are accounted for at cost and reviewed at least annually for impairment, and certain intangibles are assumed to diminish predictably in value over time and amortized, similar to depreciation and amortization of other real estate related assets that are excluded from FFO. However, because real estate values and market lease rates historically rise or fall with market conditions, by excluding charges relating to amortization of these intangibles, MFFO may provide useful supplemental information on the performance of the real estate.

(3) Under U.S. GAAP, our rental receipts are allocated to periods using a straight-line methodology. This may result in income recognition that is different than underlying contract terms. By adjusting for these items (to reflect such payments from a U.S. GAAP accrual basis to a cash basis of disclosing the rent and lease payments), MFFO may provide useful supplemental information on the realized economic impact of lease terms, providing insight on the contractual cash flows of such lease terms.

(4) We have adjusted for nonrecurring gains or losses included in net income from the sale of securities holdings where trading of such holdings is not a fundamental attribute of the business plan because they are nonrecurring items that may not be reflective of on-going operations.

***Results of Operations***

The following discussion is based on our consolidated financial statements for the years ended December 31, 2011, 2010 and 2009.

***Comparison of the Years ended December 31, 2011 and 2010***

For the years ended December 31, 2011 and 2010, our net loss attributable to common stockholders was $2,279 and $1,743, respectively, and included the following components:

Total income for the years ended December 31, 2011 and 2010 totaled $72,115 and $18,198, respectively. The increase in 2011 is primarily due to the ownership and full period operations of properties we acquired in the fourth quarter of 2010 and during 2011. We expect increases in gross revenue in the future as we recognize the full annual effect of our 2011 acquisitions and the effect of newly acquired real estate investments as we continue to build our portfolio.

Property operating expenses and real estate taxes for the years ended December 31, 2011 and 2010 totaled $20,085 and $5,583, respectively, and primarily consisted of costs of owning and maintaining investment property, real estate taxes, insurance, property management fees and other maintenance costs. The increase in 2011 is primarily due to the ownership and full period operations of the properties we acquired in the fourth quarter of 2010 and during 2011. We expect increases in property operating expenses and real estate taxes in the future as we recognize the full annual effect of our 2011 acquisitions and the effect of newly acquired real estate investments as we continue to build our portfolio.

General and administrative expenses during the years ended December 31, 2011 and 2010 totaled $2,770 and $1,872, respectively. These costs primarily consisted of legal, audit, compliance and other professional fees, insurance, independent director compensation, as well as certain salary, information technology and other administrative cost reimbursements made to our Business Manager and affiliates. The increase in 2011 is primarily due to an increase in our real estate investments as certain of these costs are variable and may continue to increase in the future as we continue to raise capital and make additional real estate investments.

Acquisition related costs during the years ended December 31, 2011 and 2010 totaled $2,963 and $1,953, respectively, and relate to transaction costs for both closed and potential transactions. These costs mainly include third-party costs such as appraisals, environmental studies, legal fees as well as time and travel expense reimbursements to affiliates of our Sponsor. We do not pay acquisition fees to our Business Manager or its affiliates. The increase compared to the year ended December 31, 2010 primarily relates to increased acquisition activity and costs related to our acquisition pipeline in 2011 compared to the same period in 2010.

Depreciation and amortization expenses for the years ended December 31, 2011 and 2010 totaled $28,980 and $5,669, respectively. The increase in 2011 is primarily due to the ownership and full period operations of the properties we acquired in the fourth quarter of 2010 and during 2011. We expect increases in depreciation and amortization in the future as we recognize the full annual effect of our 2011 acquisitions and the effect of newly acquired real estate investments as we continue to build our portfolio.

Interest expense for the years ended December 31, 2011 and 2010 totaled $19,835 and $4,522. The increase is primarily a result of an increase in the aggregate amount of our debt compared to the prior period. The outstanding principal balance of mortgages payable increased from $184,193 at December 31, 2010 to $462,418 at December 31, 2011. As of December 31, 2011 and December 31, 2010, our weighted average stated interest rate per annum was 4.94% and 5.16%, respectively, with weighted average maturities of 6.3 years and 5.8 years, respectively.

Net income attributable to noncontrolling interest of $102 and $96 for the years ended December 31, 2011 and 2010, respectively, represents the interests of a third party venture partner in the Temple Terrace consolidated joint venture.

### *Comparison of the years ended December 31, 2010 and 2009*

For the years ended December 31, 2010 and 2009, our net loss attributable to common stockholders was $1,743 and $297, respectively, and included the following components:

Total income for the years ended December 31, 2010 and 2009 totaled $18,198 and $96, respectively. The increase is due to the 27 property acquisitions in 2010, compared to one in 2009.

Property operating expenses and real estate taxes for the years ended December 31, 2010 and 2009 totaled $5,583 and $34, respectively, and primarily consisted of costs of owning and maintaining investment property, real estate taxes, insurance, property management fees and other maintenance costs. The increase is due to the 27 property acquisitions in 2010, compared to one in 2009.

General and administrative expenses during the years ended December 31, 2010 and 2009 totaled $1,872 and $223, respectively. These costs primarily consisted of legal, audit and other professional fees, insurance, board of director fees, as well as certain salary, information technology and other administrative cost reimbursements paid to our Business Manager and affiliates. These results increased compared to year ended December 31, 2009 due to the growth of the operations of the Company and a related increase in operating costs.

Acquisition related costs during the years ended December 31, 2010 and 2009 totaled $1,953 and $50, respectively, and relate to acquisition, dead deal and transaction related costs to both closed and potential transactions. These costs mainly include third-party due diligence costs such as appraisals, environmental studies, legal fees as well as time and travel expense reimbursements to affiliates. We do not pay acquisition fees to our Business Manager or its affiliates. The increase compared to the year ended December 31, 2009 relates to increased acquisition activity in 2010.

Organizational costs for the year ended December 31, 2009 totaled $60 and related to formation costs for the Company. No organizational costs were incurred in 2010.

Depreciation and amortization expenses for the years ended December 31, 2010 and 2009 totaled $5,669 and $29, respectively, and consisted of depreciation on our investment properties and amortization expense resulting from the amortization of acquired lease intangible assets. The increase is due to the 27 property acquisitions in 2010, compared to one in 2009.

Interest and dividend income for the years ended December 31, 2010 and 2009 totaled $358 and $3, respectively. This interest and dividend income was earned from the short term investment of our cash and interest and dividends earned on our marketable securities portfolio. The increase was mainly due to an increase in average cash balances and the purchase of marketable securities in 2010. There were no such purchases in 2009.

Interest expense for the years ended December 31, 2010 and 2009 totaled $4,522 and $0, respectively and was primarily related to mortgage borrowings secured by the properties in our portfolio. We incurred no interest expense in the year ended December 31, 2009 as we had no borrowings outstanding as of December 31, 2009. As of December 31, 2010, our weighted average stated interest rate was 5.16% per annum.

Noncontrolling interest represents the interests of a third party venture partner in the Temple Terrace consolidated joint venture which was formed in the third quarter of 2010.

### *Investment in Unconsolidated Entities*

In 2009, we became a member of a limited liability company formed as an insurance association captive (the "Insurance Captive"), which is owned in equal proportions by us and three other REITs sponsored by the Company's Sponsor and serviced by an affiliate of our Business Manager. We entered into the Insurance Captive to stabilize insurance costs, manage our exposures and recoup expenses through the functions of the captive program.

### *Critical Accounting Policies*

A critical accounting policy is one that, we believe, would materially affect our operating results or financial condition, and requires management to make estimates or judgments in certain circumstances. We believe that our most critical accounting policies relate to the valuation and purchase price allocation of investment properties, recognition of rental income, and valuation of marketable securities. These judgments often result from the need to make estimates about the effect of matters that are inherently uncertain. U.S. GAAP requires information in financial statements about accounting principles, methods used and disclosures pertaining to significant estimates. The following disclosure discusses judgments known to management pertaining to trends, events or uncertainties that were taken into consideration upon the application of critical accounting policies and the likelihood that materially different amounts would be reported upon taking into consideration different conditions and assumptions.

#### Revenue Recognition

We commence revenue recognition on our leases based on a number of factors. In most cases, revenue recognition under a lease begins when the lessee takes possession of or controls the physical use of the leased asset. Generally, this occurs on the lease commencement date. The determination of who is the owner, for accounting purposes, of the tenant improvements determines the nature of the leased asset and when revenue recognition under a lease begins. If we are the owner, for accounting purposes, of the tenant improvements, then the leased asset is the finished space and revenue recognition begins when the lessee takes possession of the finished space, typically when the improvements are substantially complete.

If we conclude we are not the owner, for accounting purposes, of the tenant improvements (the lessee is the owner), then the leased asset will be the unimproved space and any tenant improvement allowances funded under the lease are treated as lease incentives which reduces revenue recognized over the term of the lease. In these circumstances, we begin revenue recognition when the lessee takes possession of the unimproved space for the lessee to construct their own improvements. We consider a number of different factors to evaluate whether it or the lessee is the owner of the tenant improvements for accounting purposes. The determination of who owns the tenant improvements, for accounting purposes, is subject to significant judgment.

We recognize rental income on a straight-line basis over the term of each lease. The difference between rental income earned on a straight-line basis and the cash rent due under the provisions of the lease agreements is recorded as deferred rent receivable and is included as a component of accounts and rents receivable in the accompanying consolidated balance sheets. Due to the impact of the straight-line basis, rental income generally will be greater than the cash collected in the early years and decrease in the later years of a lease. We periodically review the collectability of outstanding receivables. Allowances are taken for those balances that we deem to be uncollectible, including any amounts relating to straight-line rent receivables.

Reimbursements from tenants for recoverable real estate tax and operating expenses are accrued as revenue in the period the applicable expenses are incurred. We make certain assumptions and judgments in estimating the reimbursements at the end of each reporting period. We do not expect the actual results to materially differ from the estimated reimbursement.

We recognize lease termination income if there is a signed termination letter agreement, all of the conditions of the agreement have been met, the tenant is no longer occupying the property and amounts due are considered collectible. Upon early lease termination, we provide for losses related to unrecovered intangibles and other assets. As a lessor, we defer the recognition of contingent rental income, such as percentage rent, until the specified target that triggered the contingent rental income is achieved.

Acquisition of Investment Properties

We are required to determine the total purchase price of each acquired investment property, which includes estimating any contingent consideration to be paid or received in future periods. We are required to allocate the purchase price of each acquired investment property between land, building and improvements, acquired above market and below market leases, in-place lease value, and any assumed financing that is determined to be above or below market terms. In addition, we are required to allocate a portion of the purchase price to the value of customer relationships, if any. The allocation of the purchase price is an area that requires judgment and significant estimates. We use the information contained in the independent appraisal obtained at acquisition or other market sources as the basis for the allocation to land and building and improvements.

The aggregate value of intangibles is measured based on the difference between the stated price and the property value calculation as if vacant. We determine whether any financing assumed is above or below market based upon comparison to similar financing terms for similar investment properties. We also allocate a portion of the purchase price to the estimated acquired in-place lease costs based on estimated lease execution costs for similar leases as well as lost rent payments during assumed lease up period when calculating as if vacant fair values. We also evaluate each acquired lease based upon current market rates at the acquisition date and we consider various factors including geographical location, size and location of leased space within the investment property, tenant profile and the credit risk of the tenant in determining whether the acquired lease is above or below market.

After an acquired lease is determined to be above or below market, we allocate a portion of the purchase price to such above or below acquired leases based upon the present value of the difference between the contractual lease rate and the estimated market rate. The determination of the discount rate used in the present value calculation is based upon the "risk free rate." This discount rate is a significant factor in determining the market valuation which requires our judgment of subjective factors such as market knowledge, economics, demographics, location, visibility, age and physical condition of the property. The portion of the purchase price allocated to acquired above market lease value and acquired below market lease value are amortized on a straight line basis over the term of the related lease as an adjustment to rental income. For below market lease values, the amortization period includes any renewal periods with fixed rate renewals.

Impairment of Investment Property

We assess the carrying values of our respective long-lived assets whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be fully recoverable. Recoverability of the assets is measured by comparison of the carrying amount of the asset to the estimated future undiscounted cash flows. In order to review our assets for recoverability, we consider current market conditions, as well as our intent with respect to holding or disposing of the asset. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values and third party appraisals, where considered necessary (Level 3 inputs). If our analysis indicates that the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, we recognize an impairment charge for the amount by which the carrying value exceeds the current estimated fair value of the real estate property.

We estimate the future undiscounted cash flows based on our intent as follows: (i) for real estate properties that we intend to hold long-term, including land held for development, properties currently under development and operating buildings, recoverability is assessed based on the estimated future net rental income from operating the property and termination value; and (ii) for real estate properties that we intend to sell, including land parcels, properties currently under development and operating buildings, recoverability is assessed based on estimated proceeds from disposition that are estimated based on future net rental income of the property and expected market capitalization rates.

The use of projected future cash flows is based on assumptions that are consistent with our estimates of future expectations and the strategic plan we use to manage our underlying business. However assumptions and estimates about future cash flows, including comparable sales values, discount rates, capitalization rates, revenue and expense growth rates and lease-up assumptions which impact the discounted cash flow approach to determine value, are complex and subjective. Changes in economic and operating conditions and our ultimate investment intent that occur subsequent to the impairment analyses could impact these assumptions and result in future impairment charges of the real estate properties.

In addition, we evaluate our equity method investments for impairment indicators. The valuation analysis considers the investment positions in relation to the underlying business and activities of our investments.

Impairment of Marketable Securities

We assess our investments in marketable securities for impairments. A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed to be other-than-temporary, will result in an impairment to reduce the carrying amount to fair value. The impairment will be charged to earnings and a new cost basis for the security will be established. To determine whether an impairment is other-than-temporary, we consider whether we have the ability and intent to hold the investment until a market price recovery and consider whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in. We consider the following factors in evaluating our securities for impairments that are other than temporary:

- declines in REIT stocks and the stock market relative to our marketable security positions;
- the estimated net asset value ("NAV") of the companies we invest in relative to their current market prices;
- future growth prospects and outlook for companies using analyst reports and company guidance, including dividend coverage, NAV estimates and growth in "funds from operations," or "FFO," and
- duration of the decline in the value of the securities.

**Contractual Obligations**

The table below presents, on a consolidated basis, our obligations and commitments to make future payments under debt obligations (including interest) as of December 31, 2011.

| | Payments due by period | | | | |
|---|---|---|---|---|---|
| | Total | 2012 | 2013/2014 | 2015/2016 | 2017 and Thereafter |
| Principal payments on long-term debt (1) (2) | $ 462,418 | $ 6,349 | $ 57,998 | $ 148,449 | $ 249,622 |
| Interest payments on long-term debt | 150,952 | 22,564 | 42,858 | 33,670 | 51,860 |
| Securities margin payable | 1,293 | 1,293 | - | - | - |
| Total | $ 614,663 | $ 30,206 | $ 100,856 | $ 182,119 | $ 301,482 |

(1) The long-term debt obligations excludes net mortgage premiums associated with debt assumed at acquisition of which a net premium of $1,246, net of accumulated amortization, is outstanding as of December 31, 2011.

(2) Landstown Commons loan matures on March 24, 2012. On March 14, 2012, we extended the maturity date to September 25, 2013 which has been reflected in the table accordingly.

As of December 31, 2011, we had outstanding commitments to fund approximately $7,566 into the Temple Terrace joint venture for a redevelopment project. We intend to fund these outstanding commitments with proceeds from our Offering.

We have provided a partial guarantee on four loans of our subsidiaries. Two loans are recourse for 50% of the unpaid principal from time to time and 100% of unpaid interest. As of December 31, 2011, the outstanding principal balance on these two loans totaled $40,500. One additional loan is recourse for $2,200 of unpaid principal and interest and another loan is recourse for a total of $25,000 of the unpaid principal and 100% of unpaid interest.

From time to time, we acquire properties subject to the obligation to pay the seller additional monies depending on the future leasing and occupancy of the property. These earnout payments are based on a predetermined formula. Each earnout agreement has a time limit and other parameters regarding the obligation to pay any additional monies. If at the end of the time period, certain space has not been leased and occupied, we will not have any further obligation. As of December 31, 2011 and 2010, we had a liability of $25,290 and $12,904, respectively, recorded on the consolidated balance sheet as deferred investment property acquisition obligations. The maximum potential payment was $30,023 at December 31, 2011.

**Off-Balance Sheet Arrangements**

We currently have no off-balance sheet arrangements that are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

**Subsequent Events**

We have evaluated events and transactions that have occurred subsequent to December 31, 2011 for potential recognition and disclosure in the consolidated financial statements in this Annual Report.

Our board of directors declared distributions payable to stockholders of record each day beginning on the close of business on January 1, 2012 through the close of business on April 30, 2012. Distributions were declared in a daily amount equal to $0.001639344 per share, which if paid each day for a 366-year period, would equate to a 6.0% annualized rate based on a purchase price of $10.00 per share. Distributions were and will continue to be paid monthly in arrears, as follows:

- In January 2012, total distributions declared for the month of December 2011 were paid in the amount equal to $2,911, of which $1,141 was paid in cash and $1,770 was reinvested through the Company's DRP, resulting in the issuance of an additional 186,320 shares of common stock.
- In February 2012, total distributions declared for the month of January 2012 were paid in the amount equal to $3,049, of which $1,204 was paid in cash and $1,845 was reinvested through the Company's DRP, resulting in the issuance of an additional 194,194 shares of common stock.
- In March 2012, total distributions declared for the month of February 2012 were paid in the amount equal to $3,030, of which $1,197 was paid in cash and $1,833 was reinvested through the Company's DRP, resulting in the issuance of an additional 192,905 shares of common stock.

On January 5, 2012, our wholly owned subsidiary acquired a fee simple interest in a 20,707 square foot retail property known as Dollar General Market – Port St. Joe located in Port St. Joe, Florida. We purchased this property from an unaffiliated third party for approximately $3,590.

On January 27, 2012, we entered into a $22,550 loan secured by a first mortgage on Palm Coast Landing. This loan bears interest at a fixed rate equal to 5.00% per annum, and matures on March 1, 2022.

On February 2, 2012, we entered into a $6,181 loan secured by cross-collateralized first mortgages on the entire Dollar General portfolio consisting of ten properties. This loan bears interest at a fixed rate equal to 5.25% per annum, and matures on February 2, 2017.

As of March 1, 2012, we had received proceeds from our Offering (including DRP), net of commissions, marketing contributions, and due diligence expense reimbursements, of approximately $595,962 and have issued approximately 66,077,645 shares of common stock.

On March 8, 2012, our wholly owned subsidiary acquired a fee simple interest in a 179,858 square foot retail property known as Hamilton Crossing located in Alcoa, Tennessee. We purchased this property from an unaffiliated third party for approximately $30,098.

On March 9, 2012, our wholly owned subsidiary acquired a fee simple interest in a 348,700 square foot retail property known as Shoppes at Branson Hills located in Branson, Missouri. We purchased this property from an unaffiliated third party for approximately $38,528 not including a contingent earnout component of $912. Additionally, we are under contract to purchase an additional 99,025 square feet contingent on assuming an existing mortgage payable of $12,149.

On March 9, 2012, our wholly owned subsidiary acquired a fee simple interest in a 10,566 square foot Dollar General store located in Buffalo, New York. We purchased this property from an unaffiliated third party for approximately $1,350.

On March 14, 2012, our wholly owned subsidiary entered into a loan modification agreement on the first mortgage loan encumbering Landstown Commons. This modification extends the maturity date from March 24, 2012 to September 25, 2013 and reduces the interest rate from LIBOR plus 3.00% per annum to LIBOR plus 2.25% per annum. The principal amount of the loan is unchanged at $50,140.

## Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Dollar amounts are stated in thousands.

### *Interest Rate Risk*

We may be exposed to interest rate changes primarily as a result of long-term debt used to purchase properties or other real estate assets, maintain liquidity and fund capital expenditures or operations. Including derivative financial instruments, we currently have limited exposure to financial market risks through fixing our interest rates on all long-term debt as of December 31, 2011 except one mortgage payable, securities margin payable and the Credit Facility. As of December 31, 2011, we had outstanding mortgage debt, which is subject to fixed interest rates and variable rates of $412,278 and $51,432, respectively, bearing interest at weighted average interest rates equal to 5.27% per annum and 3.23% per annum, respectively.

If market rates of interest on all floating rate debt as of December 31, 2011 permanently increased by 1%, the increase in interest expense on the variable rate debt would decrease future earnings and cash flows by approximately $514 annually. If market rates of interest on all floating rate debt as of December 31, 2011 permanently decreased by 1%, the decrease in interest expense on the variable rate debt would increase future earnings and cash flows by the same amount.

We may use derivative financial instruments to hedge exposures to changes in interest rates on loans secured by our assets and investments in commercial mortgage-backed securities. Derivative instruments may include interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, options or repurchase agreements. Our actual hedging decisions will be determined in light of the facts and circumstances existing at the time of the hedge and may differ from our currently anticipated hedging strategy. If we use derivative financial instruments to hedge against interest rate fluctuations, we will be exposed to both credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. If the fair value of a derivative contract is positive, the counterparty will owe us, which creates credit risk for us because the counterparty may not perform. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates. We will seek to manage the market risk associated with interest-rate contracts by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken. There is no assurance we will be successful.

Our board has established policies and procedures regarding our use of derivative financial instruments for purposes of fixing or capping floating interest rate debt if it qualifies as an effective hedge pursuant to U.S. GAAP for principal amounts up to $50,000 per transaction.

### *Securities Price Risk*

Securities price risk is risk that we will incur economic losses due to adverse changes in equity and debt security prices. Our exposure to changes in equity and debt security prices is a result of our investment in these types of securities. Market prices are subject to fluctuation and therefore, the amount realized in the subsequent sale of an investment may significantly differ from the reported market value. Fluctuation in the market prices of a security may result from any number of factors including perceived changes in the underlying fundamental characteristics of the issuer, the relative price of alternative investments, interest rates, default rates, and general market conditions. Additionally, amounts realized in the sale of a particular security may be affected by the relative quantity of the security being sold. We do not currently engage in derivative or other hedging transactions to manage our security price risk.

While it is difficult to project what factors may affect the prices of equity and debt sectors and how much the effect might be, the table below illustrates the impact of a ten percent increase and a ten percent decrease in the price of the equity and debt securities held by us would have on the fair value of the securities as of December 31, 2011.

| | Cost | Fair Value | Fair Value Assuming a Hypothetical 10% Increase | Fair Value Assuming a Hypothetical 10% Decrease |
|---|---|---|---|---|
| Equity securities | $ 11,764 | $ 11,558 | $ 12,714 | $ 10,402 |
| Debt securities | 6,609 | 6,345 | 6,979 | 5,711 |
| Total marketable securities | $ 18,373 | $ 17,903 | $ 19,693 | $ 16,113 |

### *Derivatives*

The following table summarizes our interest rate swap contracts outstanding as of December 31, 2011:

| Date Entered | Effective Date | Maturity Date | Pay Fixed Rate | Receive Floating Rate Index | Notional Amount | Fair Value as of December 31,2011 |
|---|---|---|---|---|---|---|
| March 11, 2011 | April 5, 2011 | November 5, 2015 | 5.01% | 1 month LIBOR | $ 9,350 | $ (493) |
| June 22, 2011 | June 24, 2011 | June 22, 2016 | 4.47% | 1 month LIBOR | $ 13,359 | $ (571) |
| October 28, 2011 | November 1, 2011 | October 21, 2016 | 3.75% | 1 month LIBOR | $ 10,837 | $ (229) |

**INLAND DIVERSIFIED REAL ESTATE TRUST, INC.**

**INDEX**

**Item 8. Consolidated Financial Statements and Supplementary Data**



Schedules not filed:

All schedules other than the one listed in the Index have been omitted as the required information is inapplicable or the information is presented in the financial statements or related notes.

**Report of Independent Registered Public Accounting Firm**

The Board of Directors and Stockholders
Inland Diversified Real Estate Trust, Inc.:

We have audited the accompanying consolidated balance sheets of Inland Diversified Real Estate Trust, Inc. and subsidiaries (the "Company") as of December 31, 2011 and 2010, and the related consolidated statements of operations and other comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2011. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule III. These consolidated financial statements and financial statement schedule III are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule III based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Inland Diversified Real Estate Trust, Inc. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule III, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP
Chicago, Illinois
March 15, 2012

# INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

## Consolidated Balance Sheets

(Dollars in thousands, except per share amounts)

| | December 31, | |
|---|---|---|
| **Assets** | 2011 | 2010 |
| Investment properties (note 3): | | |
| Land | $ 170,459 | $ 86,662 |
| Building and improvements | 632,187 | 227,682 |
| Construction in progress | 69 | 2,394 |
| Total | 802,715 | 316,738 |
| Less accumulated depreciation | (20,044) | (3,329) |
| Net investment properties | 782,671 | 313,409 |
| Cash and cash equivalents | 60,254 | 40,901 |
| Restricted cash and escrows (note 2) | 4,550 | 9,597 |
| Investment in marketable securities (note 6) | 17,903 | 5,810 |
| Investment in unconsolidated entities (notes 5 and 8) | 232 | 190 |
| Accounts and rents receivable (net of allowance of $479 and $259, respectively) | 5,639 | 2,308 |
| Acquired lease intangibles, net (note 2) | 131,456 | 73,778 |
| Deferred costs, net | 5,390 | 2,862 |
| Other assets | 2,291 | 1,259 |
| Total assets | $ 1,010,386 | $ 450,114 |
| **Liabilities and Equity** | | |
| Mortgages, credit facility and securities margin payable (note 9) | $ 464,956 | $ 192,871 |
| Accrued offering expenses | 211 | 235 |
| Accounts payable and accrued expenses | 2,717 | 1,290 |
| Distributions payable | 2,911 | 1,289 |
| Accrued real estate taxes payable | 2,684 | 783 |
| Deferred investment property acquisition obligations (note 13) | 25,290 | 12,904 |
| Other liabilities | 6,553 | 1,980 |
| Acquired below market lease intangibles, net (note 2) | 17,505 | 8,674 |
| Due to related parties (note 8) | 1,909 | 4,139 |
| Total liabilities | 524,736 | 224,165 |
| Commitments and contingencies | | |
| Equity: | | |
| Preferred stock, $.001 par value, 40,000,000 shares authorized, none outstanding | - | - |
| Common stock, $.001 par value, 2,460,000,000 shares authorized, 58,431,177 and 26,120,871 shares issued and outstanding as of December 31, 2011 and 2010, respectively | 58 | 26 |
| Additional paid in capital, net of offering costs of $64,127 and $30,634 as of December 31, 2011 and 2010, respectively | 521,025 | 231,882 |
| Accumulated distributions and net loss | (38,067) | (10,525) |
| Accumulated other comprehensive (loss) income | (1,763) | 164 |
| Total Company stockholders' equity | 481,253 | 221,547 |
| Noncontrolling interests | 4,397 | 4,402 |
| Total equity | 485,650 | 225,949 |
| Total liabilities and equity | $ 1,010,386 | $ 450,114 |

See accompanying notes to consolidated financial statements.

**INLAND DIVERSIFIED REAL ESTATE TRUST, INC.**
**Consolidated Statements of Operations and Other Comprehensive Income**
(Dollars in thousands, except per share amounts)

| | Years ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| Income: | | | |
| Rental income | $ 58,073 | $ 14,324 | $ 64 |
| Tenant recovery income | 12,379 | 3,282 | 32 |
| Other property income | 1,663 | 592 | - |
| Total income | 72,115 | 18,198 | 96 |
| Expenses: | | | |
| General and administrative expenses | 2,770 | 1,872 | 223 |
| Acquisition related costs | 2,963 | 1,953 | 50 |
| Property operating expenses | 12,296 | 3,321 | 22 |
| Real estate taxes | 7,789 | 2,262 | 12 |
| Depreciation and amortization | 28,980 | 5,669 | 29 |
| Business management fee-related party (note 8) | 1,000 | 603 | - |
| Organizational costs | - | - | 60 |
| Total expenses | 55,798 | 15,680 | 396 |
| Operating income (loss) | 16,317 | 2,518 | (300) |
| Interest and dividend income | 871 | 358 | 3 |
| Realized gain (loss) on sale of marketable securities | 365 | (2) | - |
| Interest expense | (19,835) | (4,522) | - |
| Equity in income of unconsolidated entities | 105 | 1 | - |
| Net loss | (2,177) | (1,647) | (297) |
| Less: net income attributable to noncontrolling interests | (102) | (96) | - |
| Net loss attributable to common stockholders | $ (2,279) | $ (1,743) | $ (297) |
| Net loss attributable to common stockholders per common share, basic and diluted (note 12) | $ (0.05) | $ (0.13) | $ (0.81) |
| Weighted average number of common shares outstanding, basic and diluted | 42,105,681 | 13,671,936 | 367,888 |
| Comprehensive loss: | | | |
| Net loss | $ (2,177) | $ (1,647) | $ (297) |
| Other comprehensive loss: | | | |
| Unrealized (loss) gain on marketable securities | (269) | 162 | - |
| Unrealized loss on derivatives | (1,293) | - | - |
| Gain (loss) reclassified into earnings from other comprehensive loss on the sale of marketable securities | (365) | 2 | - |
| Comprehensive loss | (4,104) | (1,483) | (297) |
| Less: comprehensive income attributable to noncontrolling interests | (102) | (96) | - |
| Comprehensive loss attributable to common stockholders | $ (4,206) | $ (1,579) | $ (297) |

See accompanying notes to consolidated financial statements.

**INLAND DIVERSIFIED REAL ESTATE TRUST, INC.**
**Consolidated Statements of Equity**

For the years ended December 31, 2011, 2010 and 2009
(Dollars in thousands)

| | Number of Shares | Common Stock | Additional Paid-in Capital | Accumulated Distributions and Net Loss | Accumulated Other Comprehensive Income (Loss) | Noncontrolling Interests | Total |
|---|---|---|---|---|---|---|---|
| Balance at January 1, 2009 | 20,000 | $ - | $ 200 | $ (70) | $ - | $ - | $ 130 |
| Distributions declared | - | - | - | (212) | - | - | (212) |
| Proceeds from offering | 2,931,171 | 3 | 29,211 | - | - | - | 29,214 |
| Offering costs | - | - | (6,219) | - | - | - | (6,219) |
| Proceeds from distribution reinvestment plan | 6,925 | - | 66 | - | - | - | 66 |
| Contributions from sponsor (note 8) | - | - | 96 | - | - | - | 96 |
| Net loss | - | - | - | (297) | - | - | (297) |
| Balance at December 31, 2009 | 2,958,096 | $ 3 | $ 23,354 | $ (579) | $ - | $ - | $ 22,778 |
| Distributions declared | - | - | - | (8,203) | - | - | (8,203) |
| Distributions paid to noncontrolling interests | - | - | - | - | - | (94) | (94) |
| Proceeds from offering | 22,719,372 | 23 | 225,759 | - | - | - | 225,782 |
| Offering costs | - | - | (24,415) | - | - | - | (24,415) |
| Proceeds from distribution reinvestment plan | 473,790 | - | 4,501 | - | - | - | 4,501 |
| Shares repurchased | (30,387) | - | (289) | - | - | - | (289) |
| Discounts on shares issued to affiliates (note 8) | - | - | 83 | - | - | - | 83 |
| Contributions from sponsor (note 8) | - | - | 2,889 | - | - | - | 2,889 |
| Contributions from noncontrolling interests | - | - | - | - | - | 4,400 | 4,400 |
| Unrealized loss on marketable securities | - | - | - | - | 162 | - | 162 |
| Loss reclassified into earnings from other comprehensive income | - | - | - | - | 2 | - | 2 |
| Net (loss) income | - | - | - | (1,743) | - | 96 | (1,647) |
| Balance at December 31, 2010 | 26,120,871 | $ 26 | $ 231,882 | $ (10,525) | $ 164 | $ 4,402 | $ 225,949 |
| Distributions declared | - | - | - | (25,263) | - | - | (25,263) |
| Distributions paid to noncontrolling interests | - | - | - | - | - | (107) | (107) |
| Proceeds from offering | 30,949,567 | 31 | 308,191 | - | - | - | 308,222 |
| Offering costs | - | - | (33,493) | - | - | - | (33,493) |
| Proceeds from distribution reinvestment plan | 1,542,941 | 1 | 14,656 | - | - | - | 14,657 |
| Shares repurchased | (182,202) | - | (1,766) | - | - | - | (1,766) |
| Discounts on shares issued to affiliates (note 8) | - | - | 55 | - | - | - | 55 |
| Contributions from sponsor (note 8) | - | - | 1,500 | - | - | - | 1,500 |
| Unrealized loss on marketable securities | - | - | - | - | (269) | - | (269) |
| Unrealized loss on derivatives | - | - | - | - | (1,293) | - | (1,293) |
| Gain on sale of marketable securities reclassified into earnings from other comprehensive loss | - | - | - | - | (365) | - | (365) |
| Net (loss) income | - | - | - | (2,279) | - | 102 | (2,177) |
| Balance at December 31, 2011 | 58,431,177 | $ 58 | $ 521,025 | $ (38,067) | $ (1,763) | $ 4,397 | $ 485,650 |

See accompanying notes to consolidated financial statements.

**INLAND DIVERSIFIED REAL ESTATE TRUST, INC.**
**Consolidated Statements of Cash Flows**
(Dollars in thousands)

| | Years ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| Cash flows from operations: | | | |
| Net loss | $ (2,177) | $ (1,647) | $ (297) |
| Adjustments to reconcile net loss to net cash provided by (used in) operating activities: | | | |
| Depreciation and amortization | 28,980 | 5,669 | 29 |
| Amortization of debt premium and financing costs | 825 | 80 | - |
| Amortization of acquired above market leases | 3,000 | 705 | - |
| Amortization of acquired below market leases | (985) | (249) | (3) |
| Straight-line rental income | (1,856) | (524) | (5) |
| Equity in income of unconsolidated entities | (105) | (1) | - |
| Discount on shares issued to affiliates | 55 | 83 | - |
| Payment of leasing fees | (120) | (2) | - |
| Realized (gain) loss on sale of marketable securities | (365) | 2 | - |
| Changes in assets and liabilities: | | | |
| Restricted escrows | 1,885 | 293 | - |
| Accounts and rents receivable, net | (1,111) | (1,521) | (12) |
| Other assets | (640) | (438) | (123) |
| Accounts payable and accrued expenses | 752 | 766 | 69 |
| Accrued real estate taxes payable | 811 | (271) | - |
| Other liabilities | (433) | (1,268) | - |
| Due to related parties | (644) | 981 | - |
| Net cash flows provided by (used in) operating activities | 27,872 | 2,658 | (342) |
| Cash flows from investing activities: | | | |
| Purchase of investment properties | (447,559) | (330,530) | (9,612) |
| Capital expenditures and tenant improvements | (1,650) | (1,617) | - |
| Purchase of marketable securities | (19,185) | (5,714) | - |
| Sale of marketable securities | 6,823 | 68 | - |
| Restricted escrows | 7,340 | (8,853) | - |
| Investment in unconsolidated entities | 63 | (109) | (79) |
| Net cash flows used in investing activities | (454,168) | (346,755) | (9,691) |
| Cash flows from financing activities: | | | |
| Proceeds from offering | 308,222 | 225,867 | 29,129 |
| Proceeds from the distribution reinvestment plan | 14,657 | 4,501 | 66 |
| Shares repurchased | (1,766) | (290) | - |
| Payment of offering costs | (33,741) | (24,305) | (5,155) |
| Proceeds from mortgages payable | 240,951 | 183,415 | - |
| Principal payments on mortgage payable | (48,254) | (21,172) | - |
| Proceeds from credit facility | 48,000 | 10,000 | - |
| Principal payments on credit facility | (55,000) | (3,000) | - |
| Proceeds from securities margin debt | 15,281 | 1,644 | - |
| Principal payments on securities margin debt | (15,495) | (137) | - |
| Payment of loan fees and deposits | (3,458) | (3,025) | (21) |
| Distributions paid | (23,641) | (7,031) | (96) |
| Distributions paid to noncontrolling interests | (107) | (94) | - |
| Restricted escrows | - | - | (79) |
| Due to related parties | - | - | 1,429 |
| Contributions from sponsor | - | 2,889 | 96 |
| Net cash flows provided by financing activities | 445,649 | 369,262 | 25,369 |
| Net increase in cash and cash equivalents | 19,353 | 25,165 | 15,336 |
| Cash and cash equivalents, at beginning of year | 40,901 | 15,736 | 400 |
| Cash and cash equivalents, at end of year | $ 60,254 | $ 40,901 | $ 15,736 |

See accompanying notes to consolidated financial statements.

**INLAND DIVERSIFIED REAL ESTATE TRUST, INC.**
**Consolidated Statements of Cash Flows**
(Dollars in thousands)
(continued)

| | Years ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| Supplemental disclosure of cash flow information: | | | |
| In conjunction with the purchase of investment properties, the Company acquired assets and assumed liabilities as follows: | | | |
| Land | $ 83,797 | $ 84,162 | $ 2,500 |
| Building and improvements | 400,305 | 222,028 | 5,654 |
| Construction in progress | - | 372 | - |
| Acquired in-place lease intangibles | 59,168 | 58,585 | 2,000 |
| Acquired above market lease intangibles | 11,616 | 16,157 | 54 |
| Acquired below market lease intangibles | (9,816) | (8,414) | (512) |
| Assumption of mortgage debt at acquisition | (85,528) | (21,951) | - |
| Non-cash mortgage premium, net | (1,358) | (280) | - |
| Tenant improvement payable | (123) | (26) | - |
| Deferred investment property acquisition obligations | (24,753) | (12,849) | - |
| Payments related to deferred investment property acquisition obligations | 14,679 | - | - |
| Accounts payable and accrued expenses | (327) | - | - |
| Other liabilities | (2,506) | (2,941) | (95) |
| Restricted escrows | 2,800 | 758 | - |
| Deferred costs | 75 | 3 | - |
| Accounts and rents receivable | 364 | 246 | - |
| Other assets | 256 | 134 | 11 |
| Accrued real estate taxes payable | (1,090) | (1,054) | - |
| Noncontrolling interest non-cash property contribution | - | (4,400) | - |
| Purchase of investment properties | $ 447,559 | $ 330,530 | $ 9,612 |
| Cash paid for interest | $ 17,575 | $ 3,854 | $ - |
| Supplemental schedule of non-cash investing and financing activities: | | | |
| Distributions payable | $ 2,911 | $ 1,289 | $ 116 |
| Contributions from sponsor – forgiveness of debt | $ 1,500 | $ - | $ - |

See accompanying notes to consolidated financial statements.

(Dollars in thousands, except per share amounts)

**(1) Organization**

Inland Diversified Real Estate Trust, Inc. (which may be referred to as the "Company," "we," "us," or "our") was formed on June 30, 2008 (inception) to acquire and develop a diversified portfolio of commercial real estate investments located in the United States and Canada. The Company has entered into a Business Management Agreement (the "Agreement") with Inland Diversified Business Manager & Advisor, Inc. (the "Business Manager"), to be the Business Manager to the Company. The Business Manager is a related party to our sponsor, Inland Real Estate Investment Corporation (the "Sponsor"). In addition, Inland Diversified Real Estate Services LLC, Inland Diversified Asset Services LLC, Inland Diversified Leasing Services LLC and Inland Diversified Development Services LLC, which are indirectly controlled by the four principals of The Inland Group, Inc. (collectively, the "Real Estate Managers"), serve as the Company's real estate managers. The Company is authorized to sell up to 500,000,000 shares of common stock ("Shares") at $10.00 each in an initial public offering (the "Offering") which commenced on August 24, 2009 and up to 50,000,000 shares at $9.50 each issuable pursuant to the Company's distribution reinvestment plan ("DRP").

The Company provides the following programs to facilitate investment in the Company's shares and limited liquidity for stockholders.

The Company allows stockholders who purchase shares in the Offering to purchase additional shares from the Company by automatically reinvesting distributions through the DRP, subject to certain share ownership restrictions. Such purchases under the DRP are not subject to selling commissions or the marketing contribution and due diligence expense allowance, and are made at a price of $9.50 per share.

The Company is authorized to repurchase shares under the share repurchase program, as amended ("SRP"), if requested, subject to, among other conditions, funds being available. In any given calendar month, proceeds used for the SRP cannot exceed the proceeds from the DRP, for that month. In addition, the Company will limit the number of shares repurchased during any calendar year to 5% of the number of shares of common stock outstanding on December 31st of the previous year. In the case of repurchases made upon the death of a stockholder, however, the Company is authorized to use any funds to complete the repurchase, and neither the limit regarding funds available from the DRP nor the 5% limit will apply. The SRP will be terminated if the Company's shares become listed for trading on a national securities exchange. In addition, the Company's board of directors, in its sole direction, may amend, suspend or terminate the SRP.

At December 31, 2011, the Company owned 46 retail properties and two office properties collectively totaling 5,579,328 square feet and one multi-family property totaling 300 units. As of December 31, 2011, the portfolio had a weighted average physical occupancy and economic occupancy of 94.7% and 97.3%, respectively. Economic occupancy excludes square footage associated with an earnout component. At the time of acquisition, certain properties have an earnout component to the purchase price, meaning the Company did not pay a portion of the purchase price at closing for certain vacant spaces, although it owns the entire property. The Company is not obligated to pay this contingent purchase price unless space which was vacant at the time of acquisition is later rented within the time limits and parameters set forth in the acquisition agreement (note 13).

**(2) Summary of Significant Accounting Policies**

General

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") and require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Certain amounts in the prior period consolidated financial statements have been reclassified to conform to the current year presentation.

Consolidation

The accompanying consolidated financial statements include the accounts of the Company, as well as all wholly-owned subsidiaries and entities in which the Company has a controlling financial interest. Interests of third parties in these consolidated entities are reflected as noncontrolling interests in the accompanying consolidated financial statements. Wholly-owned subsidiaries generally consist of limited liability companies (LLCs). All intercompany balances and transactions have been eliminated in consolidation.

Each property is owned by a separate legal entity which maintains its own books and financial records and each entity's assets are not available to satisfy the liabilities of other affiliated entities, except as otherwise disclosed in Notes 9 and 13.

(Dollars in thousands, except per share amounts)

Offering and Organizational Costs

Costs associated with the Offering were deferred and charged against the gross proceeds of the Offering upon the sale of shares. Formation and organizational costs were expensed as incurred.

Cash and Cash Equivalents

The Company considers all demand deposits and money market accounts and all short-term investments with a maturity of three months or less, at the date of purchase, to be cash equivalents. The Company maintains its cash and cash equivalents at financial institutions. The combined account balances at one or more institutions periodically exceed the Federal Depository Insurance Corporation ("FDIC") insurance coverage and, as a result, there is a concentration of credit risk related to amounts on deposit in excess of FDIC insurance coverage. The Company believes that the risk is not significant, as the Company does not anticipate the financial institutions' non-performance.

Restricted Cash and Escrows

Restricted cash and the offsetting liability, which is recorded in accounts payable and accrued expenses, consist of funds received from investors in the amounts of $1,657 and $279 as of December 31, 2011 and 2010, respectively, relating to shares of the Company to be purchased by such investors, which settlement has not occurred as of the balance sheet date. Restricted escrows of $2,893 and $9,318 as of December 31, 2011 and 2010, respectively, primarily consist of cash held in escrow based on lender requirements for collateral or funds to be used for the payment of insurance, real estate taxes, tenant improvements, leasing commissions and acquisition related earnouts (note 13).

Revenue Recognition

The Company commences revenue recognition on its leases based on a number of factors. In most cases, revenue recognition under a lease begins when the lessee takes possession of or controls the physical use of the leased asset. Generally, this occurs on the lease commencement date. The determination of who is the owner, for accounting purposes, of the tenant improvements determines the nature of the leased asset and when revenue recognition under a lease begins. If the Company is the owner, for accounting purposes, of the tenant improvements, then the leased asset is the finished space and revenue recognition begins when the lessee takes possession of the finished space, typically when the improvements are substantially complete. If the Company concludes it is not the owner, for accounting purposes, of the tenant improvements (the lessee is the owner), then the leased asset is the unimproved space and any tenant improvement allowances funded under the lease are treated as lease incentives which reduces revenue recognized over the term of the lease. In these circumstances, the Company begins revenue recognition when the lessee takes possession of the unimproved space for the lessee to construct their own improvements. The Company considers a number of different factors to evaluate whether it or the lessee is the owner of the tenant improvements for accounting purposes. The determination of who owns the tenant improvements, for accounting purposes, is subject to significant judgment.

Rental income is recognized on a straight-line basis over the term of each lease. The difference between rental income earned on a straight-line basis and the cash rent due under the provisions of the lease agreements is recorded as deferred rent receivable and is included as a component of accounts and rents receivable in the accompanying consolidated balance sheets. Due to the impact of the straight-line basis, rental income generally will be greater than the cash collected in the early years and decrease in the later years of a lease. The Company periodically reviews the collectability of outstanding receivables. Allowances are taken for those balances that the Company deems to be uncollectible, including any amounts relating to straight-line rent receivables.

Reimbursements from tenants for recoverable real estate tax and operating expenses are accrued as revenue in the period the applicable expenses are incurred. The Company makes certain assumptions and judgments in estimating the reimbursements at the end of each reporting period. The Company does not expect the actual results to materially differ from the estimated reimbursement.

The Company records lease termination income if there is a signed termination agreement, all of the conditions of the agreement have been met, the tenant is no longer occupying the property and amounts due are considered collectible. Upon early lease termination, the Company provides for gains or losses related to unrecovered intangibles and other assets.

As a lessor, the Company defers the recognition of contingent rental income, such as percentage rent, until the specified target that triggered the contingent rental income is achieved.

Capitalization and Depreciation

Real estate acquisitions are recorded at cost less accumulated depreciation. Improvement and betterment costs are capitalized, and ordinary repairs and maintenance are expensed as incurred.

Transactional costs in connection with the acquisition of real estate properties and businesses are expensed as incurred.

(Dollars in thousands, except per share amounts)

Depreciation expense is computed using the straight line method. Building and improvements are depreciated based upon estimated useful lives of 30 years and 5-15 years for furniture, fixtures and equipment and site improvements.

Tenant improvements are amortized on a straight line basis over the shorter of the life of the asset or the term of the related lease as a component of depreciation and amortization expense. Leasing fees are amortized on a straight-line basis over the term of the related lease as a component of depreciation and amortization expense. Loan fees are amortized on a straight-line basis, which approximates the effective interest method, over the term of the related loans as a component of interest expense.

Cost capitalization and the estimate of useful lives require judgment and include significant estimates that can and do change.

Depreciation expense was $16,715, $3,312 and $17 for the years ended December 31, 2011, 2010 and 2009, respectively.

Fair Value Measurements

The Company has estimated fair value using available market information and valuation methodologies the Company believes to be appropriate for these purposes. Considerable judgment and a high degree of subjectivity are involved in developing these estimates and, accordingly, they are not necessarily indicative of amounts that would be realized upon disposition.

The Company defines fair value based on the price that it believes would be received upon sale of an asset or the exit price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value. The fair value hierarchy consists of three broad levels, which are described below:

- Level 1—Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.
- Level 2—Observable inputs, other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
- Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Acquisition of Investment Properties

Upon acquisition, the Company determines the total purchase price of each property (note 3), which includes the estimated contingent consideration to be paid or received in future periods (note 13). The Company allocates the total purchase price of properties and businesses based on the fair value of the tangible and intangible assets acquired and liabilities assumed based on Level 3 inputs, such as comparable sales values, discount rates, capitalization rates, revenue and expense growth rates and lease-up assumptions, from a third party appraisal or other market sources.

The portion of the purchase price allocated to acquired above market lease value and acquired below market lease value are amortized on a straight line basis over the term of the related lease as an adjustment to rental income. For below-market lease values, the amortization period includes any renewal periods with fixed rate renewals. Amortization pertaining to the above market lease value of $3,000, $705 and $0 was recorded as a reduction to rental income for the years ended December 31, 2011, 2010 and 2009, respectively. Amortization pertaining to the below market lease value of $985, $249 and $3 was recorded as an increase to rental income for the years ended December 31, 2011, 2010 and 2009, respectively.

The portion of the purchase price allocated to acquired in-place lease value is amortized on a straight line basis over the acquired leases' weighted-average remaining term. The Company incurred amortization expense pertaining to acquired in-place lease intangibles of $10,107, $2,302 and $12 for the years ended December 31, 2011, 2010 and 2009, respectively. The portion of the purchase price allocated to customer relationship value is amortized on a straight line basis over the weighted-average remaining lease term. As of December 31, 2011, no amount has been allocated to customer relationship value.

(Dollars in thousands, except per share amounts)

The following table summarizes the Company's identified intangible assets and liabilities as of December 31, 2011 and 2010.

| | December 31, 2011 | December 31, 2010 |
|---|---|---|
| Intangible assets: | | |
| Acquired in-place lease value | $ 119,287 | $ 60,585 |
| Acquired above market lease value | 27,563 | 16,212 |
| Accumulated amortization | (15,394) | (3,019) |
| Acquired lease intangibles, net | $ 131,456 | $ 73,778 |
| Intangible liabilities: | | |
| Acquired below market lease value | $ 18,657 | $ 8,926 |
| Accumulated amortization | (1,152) | (252) |
| Acquired below market lease intangibles, net | $ 17,505 | $ 8,674 |

As of December 31, 2011, the weighted average amortization periods for acquired in-place lease, above market lease and below market lease intangibles are 13, 12 and 24 years, respectively.

Estimated amortization of the respective intangible lease assets and liabilities as of December 31, 2011 for each of the five succeeding years is as follows:

| | In-place leases | Above market leases | Below market leases |
|---|---|---|---|
| 2012 | $ 11,101 | $ 3,381 | $ 1,106 |
| 2013 | 11,101 | 3,030 | 1,032 |
| 2014 | 11,101 | 2,570 | 1,017 |
| 2015 | 11,101 | 2,427 | 940 |
| 2016 | 10,606 | 2,281 | 860 |
| Thereafter | 52,323 | 10,434 | 12,550 |
| Total | $ 107,333 | $ 24,123 | $ 17,505 |

Impairment of Investment Properties

The Company assesses the carrying values of its respective long-lived assets whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be fully recoverable. Recoverability of the assets is measured by comparison of the carrying amount of the asset to the estimated future undiscounted cash flows. In order to review its assets for recoverability, the Company considers current market conditions, as well as its intent with respect to holding or disposing of the asset. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values and third party appraisals, where considered necessary (Level 3 inputs). If the Company's analysis indicates that the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, the Company recognizes an impairment charge for the amount by which the carrying value exceeds the current estimated fair value of the real estate property.

The Company estimates the future undiscounted cash flows based on management's intent as follows: (i) for real estate properties that the Company intends to hold long-term, including land held for development, properties currently under development and operating buildings, recoverability is assessed based on the estimated future net rental income from operating the property and termination value; and (ii) for real estate properties that the Company intends to sell, including land parcels, properties currently under development and operating buildings, recoverability is assessed based on estimated proceeds from disposition that are estimated based on future net rental income of the property and expected market capitalization rates.

The use of projected future cash flows is based on assumptions that are consistent with our estimates of future expectations and the strategic plan the Company uses to manage its underlying business. However assumptions and estimates about future cash flows, including comparable sales values, discount rates, capitalization rates, revenue and expense growth rates and lease-up assumptions which impact the discounted cash flow approach to determining value are complex and subjective. Changes in economic and operating conditions and the Company's ultimate investment intent that occur subsequent to the impairment analyses could impact these assumptions and result in future impairment charges of the real estate properties.

During the years ended December 31, 2011, 2010 and 2009, the Company incurred no impairment charges.

Impairment of Marketable Securities

The Company assesses the investments in marketable securities for impairment. A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed to be other-than-temporary will result in an impairment to reduce the carrying amount to fair value using Level 1 and 2 inputs (note 6). The impairment will be charged to earnings and a new cost basis for the security will be established. To determine whether impairment is other-than-temporary, the Company considers whether they have the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in. The Company considers the following factors in evaluating our securities for impairments that are other than temporary:

- declines in the REIT and overall stock market relative to our security positions;
- the estimated net asset value ("NAV") of the companies it invests in relative to their current market prices;
- future growth prospects and outlook for companies using analyst reports and company guidance, including dividend coverage, NAV estimates and growth in "funds from operations," or "FFO;" and duration of the decline in the value of the securities

During the years ended December 31, 2011, 2010 and 2009, the Company incurred no other-than-temporary impairment charges.

Partially-Owned Entities

We consolidate the operations of a joint venture if we determine that we are either the primary beneficiary of a variable interest entity ("VIE") or have substantial influence and control of the entity. The primary beneficiary is the party that has the ability to direct the activities that most significantly impact the entity's economic performance and the obligation to absorb losses and right to receive the returns from the VIE that would be significant to the VIE. There are significant judgments and estimates involved in determining the primary beneficiary of a variable interest entity or the determination of who has control and influence of the entity. When we consolidate an entity, the assets, liabilities and results of operations will be included in our consolidated financial statements.

In instances where we are not the primary beneficiary of a variable interest entity or we do not control the joint venture, we use the equity method of accounting. Under the equity method, the operations of a joint venture are not consolidated with our operations but instead our share of operations would be reflected as equity in income of unconsolidated entities on our consolidated statements of operations and other comprehensive income. Additionally, our net investment in the entities is reflected as investment in unconsolidated entities on the consolidated balance sheets.

REIT Status

The Company has qualified and has elected to be taxed as a REIT beginning with the tax year ended December 31, 2009. In order to qualify as a REIT, the Company is required to distribute at least 90% of its annual taxable income, subject to certain adjustments, to its stockholders. The Company must also meet certain asset and income tests, as well as other requirements. The Company will monitor the business and transactions that may potentially impact our REIT status. If it fails to qualify as a REIT in any taxable year, without the benefit of certain relief provisions, it will be subject to federal (including any applicable alternative minimum tax) and state income tax on its taxable income at regular corporate rates.

Derivatives

The Company uses derivative instruments, such as interest rate swaps, primarily to manage exposure to interest rate risks inherent in variable rate debt. The Company may also enter into forward starting swaps or treasury lock agreements to set the effective interest rate on a planned fixed-rate financing. The Company's interest rate swaps involve the receipt of variable-rate amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. In a forward starting swap or treasury lock agreement that the Company cash settles in anticipation of a fixed rate financing or refinancing, the Company will receive or pay an amount equal to the present value of future cash flow payments based on the difference between the contract rate and market rate on the settlement date. The Company does not use derivatives for trading or speculative purposes and currently does not have any derivatives that are not designated as hedging instruments under the accounting requirements for derivatives and hedging.

(Dollars in thousands, except per share amounts)

**(3) Acquisitions in 2011**

| Date Acquired | Property Name | Location | Property Segment | Square Footage | | Approximate Purchase Price |
|---|---|---|---|---|---|---|
| *1st Quarter* | | | | | | |
| 02/25/2011 | Waxahachie Crossing | Waxahachie, TX | Retail | 97,011 | $ | 15,500 |
| 03/09/2011 | Village at Bay Park | Ashwaubenon, WI | Retail | 180,758 | | 16,697 |
| 03/11/2011 | Northcrest Shopping Center (1) | Charlotte, NC | Retail | 133,674 | | 27,035 |
| 03/11/2011 | Prattville Town Center (1) | Prattville, AL | Retail | 168,914 | | 26,949 |
| 03/25/2011 | Landstown Commons | Virginia Beach, VA | Retail | 409,747 | | 91,164 |
| *2nd Quarter* | | | | | | |
| 04/14/2011 | Silver Springs Pointe | Oklahoma City, OK | Retail | 135,028 | | 16,012 |
| 04/29/2011 | Copps Grocery Store | Neenah, WI | Retail | 61,065 | | 6,236 |
| 04/29/2011 | University Town Center (1) | Norman, OK | Retail | 158,516 | | 32,510 |
| 05/05/2011 | Pick N Save Grocery Store | Burlington, WI | Retail | 48,403 | | 8,171 |
| 05/31/2011 | Walgreens Portfolio (2) | Various, FL, GA & NC | Retail | 85,974 | | 26,637 |
| 06/01/2011 | Perimeter Woods (1) | Charlotte, NC | Retail | 303,353 | | 53,986 |
| 06/17/2011 | Draper Peaks (1) | Draper, UT | Retail | 229,796 | | 41,452 |
| 06/22/2011 | Shoppes at Prairie Ridge (1) | Pleasant Prairie, WI | Retail | 232,766 | | 23,841 |
| 06/28/2011 | Fairgrounds Crossing | Hot Springs, AR | Retail | 155,127 | | 24,471 |
| *3rd Quarter* | | | | | | |
| 08/18/2011 | Mullins Crossing (1) | Evans, GA | Retail | 297,168 | | 38,250 |
| *4th Quarter* | | | | | | |
| 10/31/2011 | Fox Point | Neenah, WI | Retail | 171,121 | | 18,242 |
| 12/07/2011 | Harvest Square | Harvest, AL | Retail | 70,600 | | 12,350 |
| 12/21/2011 | Palm Coast Landing | Palm Coast, FL | Retail | 171,297 | | 40,350 |
| 12/30/2011 | Dollar General – Sycamore | Sycamore, AL | Retail | 9,026 | | 906 |
| | | Total | | 3,119,344 | $ | 520,759 |

(1) There is an earnout component associated with this acquisition that is not included in the approximate purchase price (note 13).

(2) The portfolio totaled three properties.

During the year ended December 31, 2011, the Company acquired through its wholly owned subsidiaries, the properties listed above for an aggregate purchase price of $520,759. The Company financed these acquisitions with net proceeds from the Offering and through the borrowing and loan assumptions of $326,479, secured by first mortgages on the properties and through the borrowing on the credit facility of $48,000.

The Company incurred $2,648, $1,953 and $50 during the years ended December 31, 2011, 2010 and 2009, respectively, of acquisition, dead deal and transaction related costs that were recorded in acquisition related costs in the consolidated statements of operations and other comprehensive income and relate to both closed and potential transactions. These costs include third-party due diligence costs such as appraisals, environmental studies, and legal fees as well as time and travel expense reimbursements to affiliates. The Company does not pay acquisition fees to its Business Manager or its affiliates.

For properties acquired during the year ended December 31, 2011, the Company recorded revenue of $29,418 and property net income of $835 not including expensed acquisition related costs.

(Dollars in thousands, except per share amounts)

The following table presents certain additional information regarding the Company's acquisitions during the year ended December 31, 2011. The amounts recognized for major assets acquired and liabilities assumed as of the acquisition date:

| Property Name | Land | Building and Improvements | Acquired Lease Intangibles | Acquired Below Market Lease Intangibles | Deferred Investment Property Acquisition Obligations (note 13) |
|---|---|---|---|---|---|
| Waxahachie Crossing | $ 1,752 | $ 13,190 | $ 1,849 | $ 1,452 | $ - |
| Village at Bay Park | 5,068 | 8,956 | 2,549 | 359 | - |
| Northcrest Shopping Center | 3,907 | 26,974 | 3,437 | 347 | 6,935 |
| Prattville Town Center | 2,463 | 23,553 | 3,783 | 472 | 2,379 |
| Landstown Commons | 9,751 | 68,167 | 14,363 | 1,147 | - |
| Silver Springs Pointe | 3,032 | 12,126 | 1,171 | 373 | - |
| Copps Grocery Store | 892 | 4,642 | 701 | - | - |
| University Town Center | 5,471 | 26,506 | 2,856 | 850 | 1,703 |
| Pick N Save Grocery Store | 923 | 5,993 | 1,255 | - | - |
| Walgreens Portfolio | 3,998 | 20,855 | 1,873 | 194 | - |
| Perimeter Woods (1) | 9,010 | 44,081 | 4,763 | 98 | 2,432 |
| Draper Peaks (2) | 11,144 | 28,566 | 7,680 | 1,531 | 4,407 |
| Shoppes at Prairie Ridge | 4,556 | 20,387 | 4,033 | - | 5,174 |
| Fairgrounds Crossing | 6,163 | 14,356 | 4,460 | 772 | - |
| Mullins Crossing (3) | 5,683 | 30,264 | 5,556 | 1,757 | 1,723 |
| Fox Point | 3,502 | 11,581 | 3,396 | 238 | - |
| Harvest Square | 2,317 | 8,529 | 1,391 | 25 | - |
| Palm Coast Landing | 3,950 | 31,002 | 5,554 | 201 | - |
| Dollar General - Sycamore | 215 | 577 | 114 | - | - |
| Total | $ 83,797 | $ 400,305 | $ 70,784 | $ 9,816 | $ 24,753 |

(1) The Company assumed a mortgage loan from the seller at the time of acquisition of $39,390 and recorded a mortgage premium of $1,588.

(2) The Company assumed a mortgage loan from the seller at the time of acquisition of $23,905.

(3) The Company assumed a mortgage loan from the seller at the time of acquisition of $22,233 and recorded a mortgage discount of $230.

## INLAND DIVERSIFIED REAL ESTATE TRUST, INC.
## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)

The following table presents certain additional information regarding the Company's acquisitions during the year ended December 31, 2010. The amounts recognized for major assets acquired and liabilities assumed as of the acquisition date:

| Property Name | Land | Building and Improvements | Acquired Lease Intangibles | Acquired Below Market Lease Intangibles | Deferred Investment Property Acquisition Obligations (note 13) |
|---|---|---|---|---|---|
| Pleasant Hill Commons | $ 5,000 | $ 5,200 | $ 2,175 | $ - | $ - |
| Regal Court | 6,500 | 31,306 | 6,769 | 1,285 | - |
| Draper Crossing (1) | 8,500 | 11,665 | 4,034 | 270 | 434 |
| Tradition Village Center | 4,400 | 12,702 | 3,657 | 891 | - |
| The Landing at Tradition | 21,090 | 25,185 | 11,791 | 4,117 | - |
| Temple Terrace (2) | 3,500 | 825 | 316 | 241 | - |
| Kohl's at Calvine Pointe | 3,437 | 9,263 | 8,780 | - | - |
| Lake City Commons | 1,584 | 7,570 | 1,401 | 15 | - |
| Publix Shopping Center (3) | 2,065 | 6,009 | 1,194 | 8 | - |
| Kohl's Bend River Promenade | 5,440 | 7,765 | 3,796 | - | - |
| Whispering Ridge | 2,101 | 6,444 | 1,461 | - | - |
| Siemens' Building | 4,426 | 9,880 | 5,811 | - | - |
| The Crossings at Hillcroft | 1,240 | 17,362 | 2,068 | - | - |
| Bell Oaks Shopping Center | 1,800 | 9,058 | 2,648 | 454 | - |
| Colonial Square Town Center | 4,900 | 19,360 | 10,976 | 201 | 7,432 |
| Shops at Village Walk | 1,644 | 7,840 | 3,274 | 113 | 1,898 |
| Time Warner Cable Div. HQ | 682 | 15,408 | 1,960 | - | - |
| Lima Marketplace | 4,765 | 12,452 | 1,928 | 819 | 3,085 |
| Dollar General Portfolio | 1,088 | 6,734 | 703 | - | - |
| Total | $ 84,162 | $ 222,028 | $ 74,742 | $ 8,414 | $ 12,849 |

(1) The Company assumed a mortgage loan from the seller at the time of acquisition of $14,984 and recorded a mortgage premium of $280.

(2) Temple Terrace also included $372 in construction in progress and $4,400 in noncontrolling interests.

(3) The Company assumed a mortgage loan from the seller at the time of acquisition of $7,278.

The following condensed pro forma consolidated financial statements for the years ended December 31, 2011 and 2010, include pro forma adjustments related to the acquisitions during 2011 considered material to the consolidated financial statements which were Northcrest Shopping Center, Prattville Town Center, Landstown Commons, University Town Center, Perimeter Woods, Draper Peaks, Shoppes at Prairie Ridge, Fairgrounds Crossing, Mullins Crossing and Palm Coast Landing, which are presented assuming the acquisitions had been consummated as of January 1, 2010. The condensed pro forma consolidated financial statements below also includes pro forma adjustments related to all acquisitions during 2010 except the Dollar General Portfolio as this acquisition is not material to the consolidated financial statements. The 2010 acquisitions are presented assuming the acquisitions had been consummated as of January 1, 2009.

(Dollars in thousands, except per share amounts)

On a pro forma basis, the Company assumes the common shares outstanding as of the December 31, 2011 were outstanding as of January 1, 2010. The following condensed pro forma financial information is not necessarily indicative of what the actual results of operations of the Company would have been assuming the 2011 and 2010 acquisitions had been consummated as of January 1, 2010 and 2009, respectively, nor does it purport to represent the results of operations for future periods.

| | For the year ended December 31, 2011 | | |
|---|---|---|---|
| | Historical | Pro Forma Adjustments (unaudited) | As Adjusted (unaudited) |
| Total income | $ 72,115 | $ 15,522 | $ 87,637 |
| Net loss attributable to common stockholders | $ (2,279) | $ (1,975) | $ (4,254) |
| Net loss attributable to common stockholders per common share, basic and diluted | $ (0.05) | | $ (0.07) |
| Weighted average number of common shares outstanding, basic and diluted | 42,105,681 | | 58,431,177 |

| | For the year ended December 31, 2010 | | |
|---|---|---|---|
| | Historical | Pro Forma Adjustments (unaudited) | As Adjusted (unaudited) |
| Total income | $ 18,198 | $ 57,505 | $ 75,703 |
| Net loss attributable to common stockholders | $ (1,743) | $ (6,254) | $ (7,997) |
| Net loss attributable to common stockholders per common share, basic and diluted | $ (0.13) | | $ (0.14) |
| Weighted average number of common shares outstanding, basic and diluted | 13,671,936 | | 58,431,177 |

**(4) Operating Leases**

Minimum lease payments to be received under operating leases including ground leases, and excluding the one multi-family property (lease terms of twelve-months or less) as of December 31, 2011 for the years indicated, assuming no expiring leases are renewed, are as follows:

| | Minimum Lease Payments |
|---|---|
| 2012 | $ 72,900 |
| 2013 | 68,857 |
| 2014 | 63,434 |
| 2015 | 59,886 |
| 2016 | 56,472 |
| Thereafter | 417,417 |
| Total | $ 738,966 |

The remaining lease terms range from less than one year to 75 years. Most of the revenue from the Company's properties consists of rents received under long-term operating leases. Some leases require the tenant to pay fixed base rent paid monthly in advance, and to reimburse the Company for the tenant's pro rata share of certain operating expenses including real estate taxes, special assessments, insurance, utilities, common area maintenance, management fees, and certain building repairs paid by the Company and recoverable under the terms of the lease. Under these leases, the Company pays all expenses and is reimbursed by the tenant for the tenant's pro rata share of recoverable expenses paid. Certain other tenants are subject to net leases which provide that the tenant is responsible for fixed base rent as well as all costs and expenses associated with occupancy. Under net leases where all expenses are paid directly by the tenant rather than the landlord, such expenses are not included in the consolidated statements of operations and other comprehensive income. Under leases where all expenses are paid by the Company, subject to reimbursement by the tenant, the

(Dollars in thousands, except per share amounts)

expenses are included within property operating expenses and reimbursements are included in tenant recovery income on the consolidated statements of operations and other comprehensive income.

**(5) Unconsolidated Joint Venture**

The Company is a member of a limited liability company formed as an insurance association captive (the "Insurance Captive"), which is owned in equal proportions by the Company and three other REITs sponsored by the Company's Sponsor, Inland Real Estate Corporation, Inland Western Retail Real Estate Trust, Inc., and Inland American Real Estate Trust, Inc. and serviced by an affiliate of the Business Manager, Inland Risk and Insurance Management Services Inc. The Insurance Captive was formed to initially insure/reimburse the members' deductible obligations for the first $100 of property insurance and $100 of general liability insurance. The Company entered into the Insurance Captive to stabilize its insurance costs, manage its exposures and recoup expenses through the functions of the captive program. This entity is considered to be a variable interest entity (VIE) as defined in U.S. GAAP and the Company is not considered to be the primary beneficiary. Therefore, this investment is accounted for utilizing the equity method of accounting.

| Joint Venture | Description | Ownership % | Investment at December 31, 2011 | Investment at December 31, 2010 |
|---|---|---|---|---|
| Oak Property & Casualty LLC | Insurance Captive | 25% | $231 | $189 |

The Company's share of net income from its investment in the unconsolidated entity is based on the ratio of each member's premium contribution to the venture. For the years ended December 31, 2011 and 2010, the Company was allocated income of $105 and $1, respectively.

On May 28, 2009, the Company purchased 1,000 shares of common stock in the Inland Real Estate Group of Companies for $1, which are accounted for under the cost method and included in investment in unconsolidated entities on the accompanying consolidated balance sheets.

**(6) Investment in Marketable Securities**

Investment in marketable securities of $17,903 and $5,810 at December 31, 2011 and 2010, respectively, consists of primarily preferred and common stock and corporate bond investments in other publicly traded REITs, and commercial mortgage backed securities which are classified as available-for-sale securities and recorded at fair value.

Unrealized holding gains and losses on available-for-sale securities are excluded from earnings and reported as a separate component of comprehensive income until realized. The Company had net unrealized losses of $269 for the year ended December 31, 2011, and net unrealized gains of $162 for the year ended December 31, 2010, which have been recorded as net other comprehensive income in the accompanying consolidated statements of operations and other comprehensive income.

Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis or first-in, first-out basis. For the years ended December 31, 2011 and 2010, the Company had realized gains of $365 and losses of $2, respectively, which has been recorded as realized gain (loss) on sale of marketable securities in the accompanying consolidated statements of operations and other comprehensive income.

The Company's policy for assessing recoverability of its available-for-sale securities is to record a charge against net earnings when the Company determines that a decline in the fair value of a security drops below the cost basis and believes that decline to be other-than-temporary, which includes determining whether for marketable securities: (1) the Company intends to sell the marketable security, and (2) it is more likely than not that the Company will be required to sell the marketable security before its anticipated recovery.

**(7) Fair Value of Financial Instruments**

The fair value of financial instruments is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. The carrying amounts reflected in the accompanying consolidated balance sheets for cash and cash equivalents, restricted cash and escrows, accounts and rents receivable, accrued offering expenses, accounts payable and accrued expenses, and due to related parties approximates their fair values at December 31, 2011 and 2010 due to the short maturity of these instruments.

All financial assets and liabilities are recognized or disclosed at fair value using a fair value hierarchy as described in note 2 – "Fair Value Measurements."

The following table presents the Company's assets and liabilities, measured at fair value on a recurring basis, and related valuation inputs within the fair value hierarchy utilized to measure fair value as of December 31, 2011 and 2010:

(Dollars in thousands, except per share amounts)

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| December 31, 2011 | | | | |
| Asset - investment in marketable securities | $ 11,558 | $ 6,345 | $ - | $ 17,903 |
| Liability - interest rate swap | $ - | $ 1,293 | $ - | $ 1,293 |
| December 31, 2010 | | | | |
| Asset - investment in marketable securities | $ 3,822 | $ 1,988 | $ - | $ 5,810 |
| Liability - interest rate swap | $ - | $ - | $ - | $ - |

The valuation techniques used to measure fair value of the investment in marketable securities above was quoted prices from national stock exchanges and quoted prices from third party brokers for similar assets (note 6). The Company performs certain validation procedures such as verifying changes in security prices from one period to the next and verifying ending security prices on a test basis.

The valuation techniques used to measure the fair value of the interest rate swaps above in which the counterparties have high credit ratings, were derived from pricing models provided by a third party, such as discounted cash flow techniques, with all significant inputs derived from or corroborated by observable market data. The Company verifies the ending values provided by the third party to the values received on the counterparties statements for reasonableness. The Company's discounted cash flow techniques use observable market inputs, such as LIBOR-based yield curves.

The Company estimates the fair value of its total debt by discounting the future cash flows of each instrument at rates currently offered for similar debt instruments of comparable maturities by the Company's lenders using Level 3 inputs. The carrying value of the Company's mortgage debt was $463,663 and $184,365 at December 31, 2011 and 2010, respectively, and its estimated fair value was $470,569 and $181,294 as of December 31, 2011 and 2010, respectively. The Company's carrying amount of variable rate borrowings on the credit facility and securities margin payable approximates their fair values at December 31, 2011 and 2010.

**(8) Transactions with Related Parties**

The Company has an investment in an insurance captive entity with other REITs sponsored by our Sponsor. The entity is included in the Company's disclosure of Unconsolidated Joint Venture (note 5) and is included in investment in unconsolidated entities on the accompanying consolidated balance sheets.

As of December 31, 2011 and 2010, the Company owed a total of $1,909 and $4,139, respectively, to our Sponsor and its affiliates related to advances used to pay administrative and offering costs and certain accrued expenses which are included in due to related parties on the accompanying consolidated balance sheets. These amounts represent non-interest bearing advances by the Sponsor and its affiliates, which the Company intends to repay.

At December 31, 2011 and 2010, the Company held $571 and $88 in shares of common stock in Inland Real Estate Corporation, which are classified as available-for-sale securities and recorded at fair value.

The Company has 1,000 shares of common stock in the Inland Real Estate Group of Companies with a recorded value of $1 at December 31, 2011 and 2010, which are accounted for under the cost method and included in investment in unconsolidated entities on the accompanying consolidated balance sheets.

## INLAND DIVERSIFIED REAL ESTATE TRUST, INC.
## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)

The following table summarizes the Company's related party transactions for the years ended December 31, 2011, 2010 and 2009.

| | | For the year ended December 31, | | | Unpaid amounts as of December 31, | |
|---|---|---|---|---|---|---|
| | | 2011 | 2010 | 2009 | 2011 | 2010 |
| General and administrative: | | | | | | |
| General and administrative reimbursement | (a) | $ 1,793 | $ 1,173 | $ 34 | $ 730 | $ 666 |
| Loan servicing | (b) | 98 | 17 | - | - | - |
| Affiliate share purchase discounts | (c) | 55 | 83 | - | - | - |
| Investment advisor fee | (d) | 106 | 37 | - | 13 | 37 |
| Total general and administrative to related parties | | $ 2,052 | $ 1,310 | $ 34 | $ 743 | $ 703 |
| Offering costs | (e)(f) | $ 30,179 | $ 22,009 | $ 3,330 | $ 126 | $ 351 |
| Organization costs | (f) | - | - | 56 | - | - |
| Acquisition related costs | (g) | 961 | 568 | 23 | 316 | 239 |
| Real estate management fees | (h) | 3,124 | 776 | - | - | - |
| Business management fee | (i) | 1,000 | 603 | - | - | 603 |
| Loan placement fees | (j) | 418 | 261 | - | - | - |
| Cost reimbursements | (k) | 75 | 113 | - | - | 19 |
| Sponsor noninterest bearing advances | (l) | (1,500) | - | - | 724 | 2,224 |
| Sponsor contributions to pay dividends | (l) | 1,500 | 2,889 | 96 | - | - |

(a) The Business Manager and its related parties are entitled to reimbursement for general and administrative expenses of the Business Manager and its related parties relating to the Company's administration. Such costs are included in general and administrative expenses in the accompanying consolidated statements of operations and other comprehensive income.

(b) A related party of the Business Manager provides loan servicing to the Company for an annual fee equal to .03% of the first $1,000,000 of serviced loans and .01% for serviced loans over $1,000,000. These loan servicing fees are paid monthly and are included in general and administrative expenses in the accompanying consolidated statements of operations and other comprehensive income.

(c) The Company established a discount stock purchase policy for related parties and related parties of the Business Manager that enables the related parties to purchase shares of common stock at $9.00 per share. The Company sold 55,203 shares and 83,239 shares to related parties for the years ended December 31, 2011 and 2010, respectively.

(d) The Company pays a related party of the Business Manager to purchase and monitor its investment in marketable securities.

(e) A related party of the Business Manager receives selling commissions equal to 7.5% of the sale price for each share sold and a marketing contribution equal to 2.5% of the gross offering proceeds from shares sold, the majority of which are reallowed to third party soliciting dealers. The Company also reimburses a related party of the Business Manager and the soliciting dealers for bona fide, out-of-pocket itemized and detailed due diligence expenses in amounts up to 0.5% of the gross offering proceeds (which may, in the Company's sole discretion, be paid or reimbursed from the marketing contribution or from issuer costs). In addition, our Sponsor, its affiliates and third parties are reimbursed for any issuer costs that they pay on our behalf, including any bona fide out-of-pocket, itemized and detailed due diligence expenses not reimbursed from amounts paid or reallowed as a marketing contribution, in an amount not to exceed 1.5% of the gross offering proceeds. The Company will not pay selling commissions or the marketing contribution or reimburse issuer costs in connection with shares of common stock issued through the distribution reinvestment plan. Such costs are offset against the stockholders' equity accounts.

(f) As of December 31, 2011, the Company had incurred $64,127 of offering costs, including $10,515 of issuer costs. Of the $64,127, $55,752 was paid or accrued to related parties, the majority of which was then reallowed to third party soliciting dealers. Pursuant to the terms of the Offering, issuer costs may not exceed 1.5% of the gross offering proceeds over the life of the Offering. In addition, the Business Manager has agreed to reimburse the Company all organization and offering expenses (including issuer costs, selling commissions and the marketing contribution) which together exceed 11.5% of gross offering proceeds over the life of the Offering. The Company anticipates that these costs will not exceed these limitations upon completion of the Offering. Any excess amounts at the completion of the Offering will be reimbursed by the Business Manager.

(Dollars in thousands, except per share amounts)

(g) The Business Manager and its related parties are reimbursed for acquisition, dead deal and transaction related costs of the Business Manager and its related parties relating to the Company's acquisition of real estate assets. These costs relate to both closed and potential transactions and include customary due diligence costs including time and travel expense reimbursements. Such costs are included in acquisition related costs in the accompanying consolidated statements of operations and other comprehensive income. The Company does not pay acquisition fees to its Business Manager or its affiliates.

(h) The real estate managers, entities owned principally by individuals who are related parties of the Business Manager, receive monthly real estate management fees up to 4.5% of gross operating income (as defined), for management and leasing services. Such costs are included in property operating expenses in the accompanying consolidated statements of operations and other comprehensive income.

(i) Subject to satisfying the criteria described below, the Company pays the Business Manager a quarterly business management fee equal to a percentage of the Company's "average invested assets" (as defined in the Offering prospectus dated September 29, 2011), calculated as follows:

(1) if the Company has declared distributions during the prior calendar quarter just ended, in an amount equal to or greater than an average 7% annualized distribution rate (assuming a share was purchased for $10.00), it will pay a fee equal to 0.1875% of its "average invested assets" for that prior calendar quarter;

(2) if the Company has declared distributions during the prior calendar quarter just ended, in an amount equal to or greater than an average 6% annualized distribution rate but less than 7% annualized distribution rate (assuming a share was purchased for $10.00), it will pay a fee equal to 0.1625% of its "average invested assets" for that prior calendar quarter;

(3) if the Company has declared distributions during the prior calendar quarter just ended, in an amount equal to or greater than an average 5% annualized distribution rate but less than 6% annualized distribution rate (assuming a share was purchased for $10.00), it will pay a fee equal to 0.125% of its "average invested assets" for that prior calendar quarter; or

(4) if the Company does not satisfy the criteria in (1), (2) or (3) above in a particular calendar quarter just ended, it will not, except as set forth below, pay a business management fee for that prior calendar quarter.

(5) Assuming that (1), (2) or (3) above is satisfied, the Business Manager may decide, in its sole discretion, to be paid an amount less than the total amount that may be paid. If the Business Manager decides to accept less in any particular quarter, the excess amount that is not paid may, in the Business Manager's sole discretion, be waived permanently or accrued, without interest, to be paid at a later point in time. This obligation to pay the accrued fee terminates if the Company acquires the Business Manager. For the year ended December 31, 2011, the Business Manager was entitled to a business management fee in the amount equal to $4,807 of which $3,807 was permanently waived. In 2011, the Company paid the 2011 fee and the accrued amount at December 31, 2010 related to the 2010 fee.

Separate and distinct from any business management fee, the Company will also reimburse the Business Manager, the Real Estate Managers and their affiliates for certain expenses that they, or any related party including the Sponsor, pay or incur on its behalf including the salaries and benefits of persons employed except that the Company will not reimburse either our Business Manager or Real Estate Managers for any compensation paid to individuals who also serve as the Company's executive officers, or the executive officers of the Business Manager, the Real Estate Managers or their affiliates; provided that, for these purposes, the secretaries will not be considered "executive officers." These costs were recorded in general and administrative expenses in the consolidated statements of operations and other comprehensive income.

(j) The Company pays a related party of the Business Manager 0.2% of the principal amount of each loan it places for the Company. Such costs are capitalized as loan fees and amortized over the respective loan term.

(k) The Company reimburses a related party of the Business Manager for costs incurred for construction oversight provided to the Company relating to its joint venture redevelopment project. These reimbursements are paid monthly during the development period. These costs are capitalized and are included in construction in progress on the accompanying consolidated balance sheet.

(l) As of December 31, 2011 and 2010, the Company owed $724 and $2,224, respectively to our Sponsor related to advances used to pay administrative and offering costs prior to the commencement of our Offering. These amounts are included in due to related parties on the accompanying consolidated balance sheets. On March 10, 2011, our Sponsor forgave $1,500 in liabilities related to non interest bearing advances that were previously funded to the Company to cover a portion of distributions paid related to the three months ended December 31, 2010. For U.S. GAAP purposes, this forgiveness of debt was treated as a capital contribution from our Sponsor who has not received, and will not receive, any additional shares of our common stock for making this contribution. No additional contributions were made during the year ended December 31, 2011. For the year ended December 31, 2010, the Sponsor contributed $2,889 to the Company to pay 2010 distributions to its stockholders. Our Sponsor has not received, and will not receive, any additional shares of our common stock for making any of these contributions. In addition, the Company has not used any of the Sponsor's initial $200 contribution to fund distributions. There is no assurance that our Sponsor will continue to contribute monies to fund future distributions.

The Company may pay additional types of compensation to affiliates of the Sponsor in the future, including the Business Manager and our Real Estate Managers and their respective affiliates; however, we did not pay any other types of compensation for the years ended December 31, 2011 and 2010.

As of December 31, 2011 and 2010, the Company had deposited cash of $3,171 and $3,640, respectively in Inland Bank and Trust, a subsidiary of Inland Bancorp, Inc., an affiliate of The Inland Real Estate Group, Inc.

(Dollars in thousands, except per share amounts)

**(9) Mortgages, Credit Facility, and Securities Margins Payable**

As of December 31, 2011, the Company had the following mortgages payable outstanding:

| Maturity Date | Property Name | Stated Interest Rate Per Annum | | Principal Balance at December 31, 2011 (a) | Notes |
|---|---|---|---|---|---|
| 03/24/2012 | Landstown Commons | Daily LIBOR + 3.00% | $ | 50,140 | (b) |
| 09/01/2018 | Perimeter Woods | 6.02% | | 39,102 | (d) |
| 06/01/2015 | The Landing at Tradition | 4.25% | | 31,000 | (c) |
| 10/01/2015 | Draper Peaks | 5.74% | | 23,905 | (d) |
| 06/01/2015 | Regal Court | 5.30% | | 23,900 | |
| 09/06/2016 | Mullins Crossing | 5.50% | | 22,112 | (d) |
| 06/01/2021 | University Town Center | 5.48% | | 18,690 | |
| 01/01/2018 | Colonial Square Town Center | 5.50% | | 18,140 | (e) |
| 05/01/2021 | Prattville Town Center | 5.48% | | 15,930 | |
| 05/01/2021 | Northcrest Shopping Center | 5.48% | | 15,780 | |
| 10/06/2021 | Fairgrounds Crossing | 5.21% | | 13,453 | |
| 06/22/2016 | Shoppes at Prairie Ridge | 30-Day LIBOR + 2.50% | | 13,359 | (f) |
| 10/01/2017 | The Crossings at Hillcroft | 3.88% | | 11,370 | |
| 10/21/2016 | Fox Point | 30-Day LIBOR + 2.25% | | 10,837 | (g) |
| 09/01/2020 | Kohl's at Calvine Pointe | 5.70% | | 10,500 | (h) |
| 10/01/2020 | Siemens' Building | 5.06% | | 10,250 | |
| 06/01/2015 | Tradition Village Center | 4.25% | | 9,500 | (c) |
| 11/05/2015 | Kohl's Bend River Promenade | 30-Day LIBOR + 2.75% | | 9,350 | (i) |
| 06/01/2021 | The Village at Bay Park | 5.58% | | 9,183 | |
| 11/01/2020 | Time Warner Cable Div. HQ | 5.18% | | 9,100 | |
| 07/01/2021 | Silver Springs | 5.03% | | 8,800 | |
| 04/01/2021 | Lima Marketplace | 5.80% | | 8,383 | |
| 03/01/2021 | Waxahachie Crossing | 5.55% | | 7,750 | |
| 05/10/2014 | Publix Shopping Center | 5.90% | | 7,071 | |
| 01/01/2018 | Shops at Village Walk | 5.50% | | 6,860 | (e) |
| 06/01/2017 | Pleasant Hill Commons | 6.00% | | 6,800 | |
| 01/01/2022 | Harvest Square | 4.65% | | 6,800 | |
| 04/01/2021 | Bell Oaks Shopping Center | 5.59% | | 6,548 | |
| 03/01/2015 | Merrimack Village Center | 6.50% | | 5,445 | |
| 09/01/2020 | Lake City Commons | 5.70% | | 5,200 | (h) |
| 07/01/2021 | Walgreens – Lake Mary Plaza | 5.10% | | 5,080 | |
| 09/01/2020 | Whispering Ridge | 5.70% | | 5,000 | (h) |
| 07/01/2021 | Walgreens – Walgreens Plaza | 5.30% | | 4,650 | |
| 06/01/2041 | Pick N Save Grocery Store | 5.43% | | 4,490 | |
| 07/01/2021 | Walgreens – Heritage Square | 5.10% | | 4,460 | |
| 05/01/2041 | Copps Grocery Store | 5.43% | | 3,480 | |
| | | | $ | 462,418 | |

(a) Principal balance does not include mortgage premium, net of $1,246.

(b) The loan bears interest at a rate equal to daily LIBOR plus 3.00% (3.30% as of December 31, 2011). The Company extended the loan until September 25, 2013 on March 14, 2012. The Company has provided a partial guarantee on this loan making it recourse for $25,000 of the unpaid principal and 100% of unpaid interest.

(c) Each loan bears interest at a fixed rate equal to 4.25% until May 31, 2013, 4.50% from June 1, 2013 until May 31, 2014 and 5.00% from June 1, 2014 until June 1, 2015, the maturity date. Interest expense is recognized using the effective interest method

(Dollars in thousands, except per share amounts)

based on an effective interest rate of approximately 4.44%. The Company has provided a partial guarantee on these loans making it recourse for 50% of the unpaid principal and 100% of unpaid interest.

(d) Loan was assumed from the seller at the time of closing. The Company has provided a partial guarantee on the Mullins Crossing loan making it recourse for $2,200 of the unpaid principal and unpaid interest.

(e) Loan is secured by cross-collateralized first mortgages on these two properties.

(f) The loan bears interest at a rate equal to thirty-day LIBOR plus 2.50% (2.79% as of December 31, 2011). At the time of closing, the Company entered into an interest rate swap related to this loan. See interest rate swap agreement section below.

(g) The loan bears interest at a rate equal to thirty-day LIBOR plus 2.25% (2.54% as of December 31, 2011). On October 28, 2011, the Company entered into an interest rate swap related to this loan. See interest rate swap agreement section below

(h) Mortgage payable is secured by cross-collateralized first mortgages on these three properties.

(i) The loan bears interest at a rate equal to thirty-day LIBOR plus 2.75% (3.02% as of December 31, 2011). On March 11, 2011, the Company entered into an interest rate swap related to this loan. See interest rate swap agreement section below.

The principal amount of our mortgage loans outstanding as of December 31, 2011 and 2010 was $462,418 and $184,193, respectively, and had a weighted average stated interest rate of 4.94% and 5.16% per annum, respectively. All of the Company's mortgage loans are secured by first mortgages on the real estate assets.

The mortgage loans require compliance with certain covenants, such as debt service ratios, investment restrictions and distribution limitations. As of December 31, 2011, all of the mortgages were current in payments and the Company was in compliance with such covenants.

On November 1, 2010, we entered into a credit agreement (as amended the "Credit Facility"), under which we may borrow, on an unsecured basis, up to $50,000. We have the right, provided that no default has occurred and is continuing, to increase the facility amount up to $150,000 with approval from the lender. The entire unpaid principal balance of all borrowings under the credit facility and all accrued and unpaid interest thereon will be due and payable in full on October 31, 2012, which date may be extended to October 31, 2013 subject to satisfaction of certain conditions, including the payment of an extension fee. We have the right to terminate the facility at any time, upon one day's notice and the repayment of all of its obligations there under. We may borrow at rates equal to (1) the sum of (a) LIBOR, with a floor of 1.00% per annum, divided by an amount equal to one minus the then-current reserve requirement, plus (b) 3.50% per annum (referred to herein as a "LIBOR advance") or (2) the Base Rate (as defined herein), plus a margin equal to 2.50% per annum (referred to herein as a "Base Rate advance"). As used herein, "Base Rate" means, for any day, the highest of: (i) the prime rate for that day; (ii) 2.00% per annum; (iii) the sum of the Federal Funds Effective Rate for that day plus 0.50% per annum; and (iv) the sum of LIBOR plus 1.00% per annum. We generally will be required to make interest-only payments, except that we may be required to make partial principal payments if we are unable to comply with certain debt covenants set forth in the Credit Facility. We also may, from time to time, prepay all or part of any Base Rate advance without penalty or premium, and may prepay any LIBOR advance subject to indemnifying each lender for any loss or cost incurred by it resulting therefrom. The Credit Facility requires compliance with certain covenants which the Company was in compliance with at December 31, 2011. Our performance of the obligations under the Credit Facility, including the payment of any outstanding indebtedness thereunder, is secured by a guaranty by certain of our material subsidiaries owning unencumbered properties. As of December 31, 2011 and 2010, the outstanding balance on the Credit Facility was $0 and $7,000, respectively. The interest rate at December 31, 2011 was 4.50% per annum.

The Company has purchased a portion of its marketable securities through margin accounts. As of December 31, 2011 and 2010, the Company has recorded a payable of $1,293 and $1,507, respectively, for securities purchased on margin. The debt bears a variable interest rate. As of December 31, 2011 and 2010, the interest rate was 0.6% and 0.5% per annum, respectively. The securities margin payable is due upon the sale of the marketable securities.

(Dollars in thousands, except per share amounts)

The following table shows the scheduled maturities of mortgages payable, Credit Facility and securities margin payable as of December 31, 2011 and for the next five years and thereafter:

| | Mortgages Payable (1) (2) | Securities Margin Payable | Total |
|---|---|---|---|
| 2012 | $ 6,349 | $ 1,293 | $ 7,642 |
| 2013 | 50,764 | - | 50,764 |
| 2014 | 7,234 | - | 7,234 |
| 2015 | 103,442 | - | 103,442 |
| 2016 | 45,007 | - | 45,007 |
| Thereafter | 249,622 | - | 249,622 |
| Total | $ 462,418 | $ 1,293 | $ 463,711 |

(1) Excludes mortgage premiums associated with debt assumed at acquisition of which a net premium of $1,246, net of accumulated amortization, is outstanding as of December 31, 2011.

(2) Landstown Commons loan matures on March 24, 2012. On March 14, 2012, the Company extended the maturity date to September 25, 2013 which has been reflected in the table accordingly.

Interest Rate Swap Agreements

On March 11, 2011, the Company entered into a floating-to-fixed interest rate swap agreement with an original notional value of $9,350 and a maturity date of November 5, 2015 associated with the debt secured by a first mortgage on the Kohl's Bend River Promenade property. This interest rate swap fixed the floating LIBOR based debt under a variable rate loan to a fixed rate debt at an interest rate of 2.26% per annum plus the applicable margin to manage the risk exposure to interest rate fluctuations, or an effective fixed rate of 5.01%.

On June 22, 2011, the Company entered into a floating-to-fixed interest rate swap agreement with an original notional value of $13,359 and a maturity date of June 22, 2016 associated with the debt secured by a first mortgage on the Shoppes at Prairie Ridge property. This interest rate swap fixed the floating LIBOR based debt under a variable rate loan to a fixed rate debt at an interest rate of 1.97% per annum plus the applicable margin to manage the risk exposure to interest rate fluctuations, or an effective fixed rate of 4.47%.

On October 28, 2011, the Company entered into a floating-to-fixed interest rate swap agreement with an original notional value of $10,837 and a maturity date of October 21, 2016 associated with the debt secured by a first mortgage on the Fox Point property. This interest rate swap fixed the floating LIBOR based debt under a variable rate loan to a fixed rate debt at an interest rate of 1.50% per annum plus the applicable margin to manage the risk exposure to interest rate fluctuations, or an effective fixed rate of 3.75%.

The Company has documented and designated these interest rate swaps as cash flow hedges. Based on the assessment of effectiveness using statistical regression, the Company determined that the interest rate swaps are effective. Effectiveness testing of the hedge relationship and measurement to quantify ineffectiveness is performed each fiscal quarter using the hypothetical derivative method. As these interest rate swaps qualify as cash flow hedges, the Company adjusts the cash flow hedges on a quarterly basis to their fair values with corresponding offsets to accumulated other comprehensive income. The interest rate swaps have been and are expected to remain highly effective for the life of the hedge. Effective amounts are reclassified to interest expense as the related hedged expense is incurred. Any ineffectiveness on the hedges is reported in other income/expense. As of December 31, 2011, the Company had less than $1 of ineffectiveness on its cash flow hedges. Amounts related to the swaps expected to be reclassified from accumulated other comprehensive income to interest expense in the next twelve months total $484.

The table below presents the fair value of the Company's cash flow hedges as well as their classification on the consolidated balance sheets as of December 31, 2011 and 2010.

| | December 31, 2011 | | December 31, 2010 | |
|---|---|---|---|---|
| | Balance Sheet Location | Fair Value | Balance Sheet Location | Fair Value |
| Derivatives designated as cash flow hedges: | | | | |
| Interest rate swaps | Other liabilities | $ 1,293 | Other liabilities | $ - |

(Dollars in thousands, except per share amounts)

The table below presents the effect of the Company's derivative financial instruments on the consolidated statements of operations and other comprehensive loss for the years ended December 31, 2011 and 2010:

| Derivatives in Cash Flow Hedging Relationships | Amount of Loss Recognized in OCI on Derivative (Effective Portion) | | Location of Loss Reclassified from Accumulated OCI into Income (Effective Portion) | Amount of Loss Reclassified from Accumulated OCI into Income (Effective Portion) | | Location of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion) | Amount of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion) | |
|---|---|---|---|---|---|---|---|---|
| | 2011 | 2010 | | 2011 | 2010 | | 2011 | 2010 |
| Interest rate swaps | $ (1,581) | $ - | Interest Expense | $ (288) | $ - | Other Expense | $ - | $ - |

**(10) Income Taxes**

The Company is qualified and has elected to be taxed as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended, for federal income tax purposes commencing with the tax year ending December 31, 2009. Since the Company qualifies for taxation as a REIT, the Company generally will not be subject to federal income tax on taxable income that is distributed to stockholders. A REIT is subject to a number of organizational and operational requirements, including a requirement that it currently distributes at least 90% of its taxable income (subject to certain adjustments) to its stockholders. If the Company fails to qualify as a REIT in any taxable year, without the benefit of certain relief provisions, the Company will be subject to federal (including any applicable alternative minimum tax) and state income tax on its taxable income at regular corporate tax rates. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income, property or net worth and federal income and excise taxes on its undistributed income.

The Company had no uncertain tax positions as of December 31, 2011 and 2010. The Company expects no significant increases or decreases in uncertain tax positions due to changes in tax positions within one year of December 31, 2011. The Company has no interest or penalties relating to income taxes recognized in the consolidated statements of operations and other comprehensive income for the years ended December 31, 2011, 2010 and 2009. As of December 31, 2011, returns for the calendar years 2008 and 2009 remain subject to examination by U.S. and various state and local tax jurisdictions.

**(11) Distributions**

The Company currently pays distributions based on daily record dates, payable monthly in arrears. The distributions that the Company currently pays are equal to a daily amount equal to $0.00164384, which if paid each day for a 365-day period, would equal a 6.0% annualized rate based on a purchase price of $10.00 per share. During the years ended December 31, 2011, 2010 and 2009, the Company declared cash distributions, totaling $25,263, $8,203 and $212, respectively.

**(12) Earnings (loss) per Share**

Basic earnings (loss) per share ("EPS") are computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period (the "common shares"). Diluted EPS is computed by dividing net income (loss) by the common shares plus potential common shares issuable upon exercising options or other contracts. As of December 31, 2011 and 2010, the Company did not have any dilutive common share equivalents outstanding.

**(13) Commitments and Contingencies**

As of December 31, 2011, the Company had outstanding commitments to fund approximately $7,566 into the Temple Terrace joint venture. The Company intends on funding these commitments with proceeds from the Offering.

The acquisition of ten of the Company's properties included earnout components to the purchase price, meaning the Company did not pay a portion of the purchase price of the property at closing, although the Company owns the entire property. The Company is not obligated to pay the contingent portion of the purchase prices unless space which was vacant at the time of acquisition is later rented within the time limits and parameters set forth in the acquisition agreements. The earnout payments are based on a predetermined formula applied to rental income received. The earnout agreements have a limited obligation period ranging from two to three years from the date of acquisition. If at the end of the time period certain space has not been leased, occupied and rent producing, the Company will have no further obligation to pay additional purchase price consideration and will retain ownership of that entire property. Based on its best estimate, the Company has recorded a liability for the potential future earnout payments based on an estimate fair value at the date of acquisition using Level 3 inputs including lease-up period, market rents, probability of occupancy and discount rate.

(Dollars in thousands, except per share amounts)

Such amounts have been recorded as additional purchase price of those properties and as a liability included in deferred investment property acquisition obligations on the accompanying consolidated balance sheets as of December 31, 2011 and 2010. The liability increases as the anticipated payment date draws near based on a present value; such increases in the liability are recorded as amortization expense on the accompanying consolidated statements of operations and other comprehensive income. The Company records changes in the underlying liability assumptions to acquisition related costs on the accompanying consolidated statements of operations and other comprehensive income. The maximum potential payment was $30,023 at December 31, 2011. The table below presents the change in the Company's earnout liability for the years ended December 31, 2011 and 2010.

| | For the years ended December 31, | |
|---|---|---|
| | 2011 | 2010 |
| Earnout liability – beginning of year | $ 12,904 | $ - |
| Increases: | | |
| Acquisitions | 24,753 | 12,849 |
| Amortization expense | 2,141 | 55 |
| Expensed to acquisition related costs | 316 | - |
| Decreases: | | |
| Earnout payments | (14,824) | - |
| Earnout liability – end of year | $ 25,290 | $ 12,904 |

The Company has provided a partial guarantee on four loans of our subsidiaries. Two loans are recourse for 50% of the unpaid principal and 100% of unpaid interest. As of December 31, 2011, the outstanding principal balance on these two loans totaled $40,500 (note 9). One additional loan is recourse for $2,200 of unpaid principal and interest and another loan is recourse for a total of $25,000 of the unpaid principal and 100% of unpaid interest (note 9).

The Company may be subject, from time to time, to various legal proceedings and claims that arise in the ordinary course of business. While the resolution of these matters cannot be predicted with certainty, management believes, based on currently available information, that the final outcome of such matters will not have a material adverse effect on the consolidated financial statements of the Company.

## (14) Segment Reporting

The Company has one reportable segment as defined by U.S. GAAP for the years ended December 31, 2011 and 2010. As the Company acquires additional properties in the future, we anticipate adding business segments and related disclosures when they become significant.

## (15) Subsequent Events

The Company has evaluated events and transactions that have occurred subsequent to December 31, 2011 for potential recognition and disclosure in these consolidated financial statements.

Our board of directors declared distributions payable to stockholders of record each day beginning on the close of business on January 1, 2012 through the close of business on April 30, 2012. Distributions were declared in a daily amount equal to $0.001639344 per share, which if paid each day for a 366-year period, would equate to a 6.0% annualized rate based on a purchase price of $10.00 per share. Distributions were and will continue to be paid monthly in arrears, as follows:

- In January 2012, total distributions declared for the month of December 2011 were paid in the amount equal to $2,911, of which $1,141 was paid in cash and $1,770 was reinvested through the Company's DRP, resulting in the issuance of an additional 186,320 shares of common stock.
- In February 2012, total distributions declared for the month of January 2012 were paid in the amount equal to $3,049, of which $1,204 was paid in cash and $1,845 was reinvested through the Company's DRP, resulting in the issuance of an additional 194,194 shares of common stock.
- In March 2012, total distributions declared for the month of February 2012 were paid in the amount equal to $3,030, of which $1,197 was paid in cash and $1,833 was reinvested through the Company's DRP, resulting in the issuance of an additional 192,905 shares of common stock.

On January 5, 2012, the Company acquired a fee simple interest in a 20,707 square foot retail property known as Dollar General Market – Port St. Joe located in Port St. Joe, Florida. The Company purchased this property from an unaffiliated third party for approximately $3,590.

On January 27, 2012, the Company entered into a $22,550 loan secured by a first mortgage on Palm Coast Landing. This loan bears interest at a fixed rate equal to 5.00%, and matures on March 1, 2022.

(Dollars in thousands, except per share amounts)

On February 2, 2012, the Company entered into a $6,181 loan secured by cross-collateralized first mortgages on the entire Dollar General portfolio consisting of ten properties. This loan bears interest at a fixed rate equal to 5.25%, and matures on February 2, 2017.

As of March 1, 2011, our Company received proceeds from our Offering (including DRP), net of commissions, marketing contributions, and due diligence expense reimbursements, of approximately $595,962 and has issued approximately 66,077,645 shares of common stock.

On March 8, 2012, the Company acquired a fee simple interest in a 179,858 square foot retail property known as Hamilton Crossing located in Alcoa, Tennessee. The Company purchased this property from an unaffiliated third party for approximately $30,098.

On March 9, 2012, the Company acquired a fee simple interest in a 348,700 square foot retail property known as Shoppes at Branson Hills located in Branson, Missouri. The Company purchased this property from an unaffiliated third party for approximately $38,528 not including a contingent earnout component of $912. Additionally, the Company is under contract to purchase an additional 99,025 square feet contingent on assuming an existing mortgage payable of $12,149.

On March 9, 2012, the Company acquired a fee simple interest in a 10,566 square foot Dollar General store located in Buffalo, New York. The Company purchased this property from an unaffiliated third party for approximately $1,350.

On March 14, 2012, the Company entered into a loan modification agreement on the first mortgage loan encumbering Landstown Commons. This modification extends the maturity date from March 24, 2012 to September 25, 2013 and reduces the interest rate from LIBOR plus 3.00% per annum to LIBOR plus 2.25% per annum. The principal amount of the loan is unchanged at $50,140.

For pro forma purposes, the effects of the acquisitions, which closed on or subsequent to March 8, 2012, have not been disclosed as the initial purchase price accounting was incomplete at the time the financial statements were issued.

## (16) Quarterly Supplemental Financial Information (unaudited)

The following represents the results of operations, for each quarterly period, during 2011 and 2010.

| | 2011 | | | |
|---|---|---|---|---|
| | Dec. 31 | Sept. 30 | June 30 | March 31 |
| Total income | $ 22,028 | $ 21,334 | $ 17,145 | $ 11,608 |
| Net income (loss) attributable to common stockholders | $ 302 | $ (940) | $ (1,487) | $ (154) |
| Net income (loss) attributable to common stockholders per common share, basic and diluted (1) | $ 0.01 | $ (0.02) | $ (0.04) | $ (0.01) |
| Weighted average number of common shares outstanding, basic and diluted (1) | 54,037,413 | 45,723,031 | 38,231,644 | 30,128,389 |

| | 2010 | | | |
|---|---|---|---|---|
| | Dec. 31 | Sept. 30 | June 30 | March 31 |
| Total income | $ 9,157 | $ 6,248 | $ 2,195 | $ 598 |
| Net loss attributable to common stockholders | $ (606) | $ (13) | $ (731) | $ (393) |
| Net loss attributable to common stockholders per common share, basic and diluted (1) | $ (0.03) | $ (0.00) | $ (0.07) | $ (0.08) |
| Weighted average number of common shares outstanding, basic and diluted (1) | 23,020,342 | 16,634,721 | 10,128,231 | 4,987,095 |

(1) Quarterly income per common share amounts may not total the annual amounts due to rounding and the changes in the number of weighted common shares outstanding.

## INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

### Schedule III
### Real Estate and Accumulated Depreciation
### December 31, 2011
### (Dollars in thousands)

| | | Initial Cost (A) | | Cost Capitalized Subsequent to Acquisition (C) | Gross amount at which carried at end of period (B) | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| *Retail* | Encumbrance | Land | Buildings and Improvements | | Land and Improvements | Buildings and Improvements | Total (D) | Accumulated Depreciation (E,F) | Date Constructed | Date of Acquisition |
| MERRIMACK VILLAGE CENTER<br>Merrimack, NH | 5,445 | 2,500 | 5,654 | 56 | 2,500 | 5,710 | 8,210 | 419 | 2007 | 2009 |
| PLEASANT HILL COMMONS<br>Kissimmee, FL | 6,800 | 5,000 | 5,200 | 38 | 5,000 | 5,238 | 10,238 | 369 | 2008 | 2010 |
| REGAL COURT<br>Shreveport, LA | 23,900 | 6,500 | 31,306 | 45 | 6,500 | 31,351 | 37,851 | 1,946 | 2008 | 2010 |
| DRAPER CROSSING<br>Draper, UT | — | 8,500 | 11,665 | 284 | 8,500 | 11,949 | 20,449 | 698 | 2001 | 2010 |
| TRADITION VILLAGE CENTER<br>Port St. Lucie, FL | 9,500 | 4,400 | 12,702 | — | 4,400 | 12,702 | 17,102 | 711 | 2006 | 2010 |
| THE LANDING AT TRADITION<br>Port St. Lucie, FL | 31,000 | 21,090 | 25,185 | 4 | 21,090 | 25,189 | 46,279 | 1,417 | 2007 | 2010 |
| TEMPLE TERRACE<br>Temple Terrace, FL | — | 3,500 | 825 | 3,263 | 3,500 | 4,088 | 7,588 | 101 | 1969 | 2010 |
| KOHL'S AT CALVINE POINTE<br>Elk Grove, CA | 10,500 | 3,437 | 9,263 | — | 3,437 | 9,263 | 12,700 | 553 | 2007 | 2010 |
| LAKE CITY COMMONS<br>Lake City, FL | 5,200 | 1,584 | 7,570 | — | 1,584 | 7,570 | 9,154 | 423 | 2008 | 2010 |
| PUBLIX SHOPPING CENTER<br>St. Cloud, FL | 7,071 | 2,065 | 6,009 | — | 2,065 | 6,009 | 8,074 | 318 | 2003 | 2010 |
| KOHL'S BEND RIVER PROMENADE<br>Bend, OR | 9,350 | 5,440 | 7,765 | — | 5,440 | 7,765 | 13,205 | 396 | 2009 | 2010 |
| WHISPERING RIDGE<br>Omaha, NE | 5,000 | 2,101 | 6,445 | — | 2,101 | 6,445 | 8,546 | 304 | 2008 | 2010 |
| BELL OAKS SHOPPING CENTER<br>Newburgh, IN | 6,548 | 1,800 | 9,058 | — | 1,800 | 9,058 | 10,858 | 396 | 2008 | 2010 |
| COLONIAL SQUARE TOWN CENTER<br>Fort Myers, FL | 18,140 | 4,900 | 19,360 | — | 4,900 | 19,360 | 24,260 | 870 | 2010 | 2010 |
| SHOPS AT VILLAGE WALK<br>Fort Myers, FL | 6,860 | 1,645 | 7,840 | — | 1,645 | 7,840 | 9,485 | 326 | 2009 | 2010 |
| LIMA MARKETPLACE<br>Fort Wayne, IN | 8,383 | 4,765 | 12,452 | 2 | 4,765 | 12,454 | 17,219 | 460 | 2008 | 2010 |
| DOLLAR GENERAL - ARITON<br>Ariton, AL | — | 35 | 704 | — | 35 | 704 | 739 | 25 | 2010 | 2010 |
| DOLLAR GENERAL - COLLINS<br>Collins, GA | — | 142 | 720 | — | 142 | 720 | 862 | 25 | 2010 | 2010 |

| | Encumbrance | Initial Cost (A) Land | Initial Cost (A) Buildings and Improvements | Cost Capitalized Subsequent to Acquisition (C) | Gross amount at which carried at end of period (B) Land and Improvements | Buildings and Improvements | Total (D) | Accumulated Depreciation (E,F) | Date Constructed | Date of Acquisition |
|---|---|---|---|---|---|---|---|---|---|---|
| DOLLAR GENERAL - DECATUR<br>Decatur, AL | — | 171 | 676 | — | 171 | 676 | 847 | 25 | 2010 | 2010 |
| DOLLAR GENERAL - DUBLIN<br>Dublin, GA | — | 258 | 876 | — | 258 | 876 | 1,134 | 32 | 2010 | 2010 |
| DOLLAR GENERAL - DUNCANVILLE<br>Duncanville, AL | — | 78 | 733 | — | 78 | 733 | 811 | 27 | 2010 | 2010 |
| DOLLAR GENERAL - EXCEL<br>Frisco City, AL | — | 49 | 810 | — | 49 | 810 | 859 | 28 | 2010 | 2010 |
| DOLLAR GENERAL - LAGRANGE<br>LaGrange, GA | — | 197 | 838 | — | 197 | 838 | 1,035 | 31 | 2011 | 2010 |
| DOLLAR GENERAL - MILLEDGEVILLE<br>Milledgeville, GA | — | 139 | 650 | — | 139 | 650 | 789 | 23 | 2010 | 2010 |
| DOLLAR GENERAL – URIAH<br>Uriah, AL | — | 19 | 727 | — | 19 | 727 | 746 | 26 | 2010 | 2010 |
| WAXAHACHIE CROSSING<br>Waxahachie, TX | 7,750 | 1,752 | 13,190 | — | 1,752 | 13,190 | 14,942 | 405 | 2010 | 2011 |
| VILLAGE AT BAY PARK<br>Ashwaubenon, WI | 9,183 | 5,068 | 8,956 | 4 | 5,068 | 8,960 | 14,028 | 280 | 2005 | 2011 |
| NORTHCREST SHOPPING CENTER<br>Charlotte, NC | 15,780 | 3,907 | 26,974 | — | 3,907 | 26,974 | 30,881 | 791 | 2008 | 2011 |
| PRATTVILLE TOWN CENTER<br>Prattville, AL | 15,930 | 2,463 | 23,553 | — | 2,463 | 23,553 | 26,016 | 692 | 2007 | 2011 |
| LANDSTOWN COMMONS<br>Virginia Beach, VA | 50,140 | 9,751 | 68,167 | 80 | 9,751 | 68,247 | 77,998 | 1809 | 2007 | 2011 |
| SILVER SPRINGS POINTE<br>Oklahoma City, OK | 8,800 | 3,032 | 12,126 | — | 3,032 | 12,126 | 15,158 | 335 | 2001 | 2011 |
| COPPS GROCERY STORE<br>Neenah, WI | 3,480 | 892 | 4,642 | — | 892 | 4,642 | 5,534 | 115 | 2000 | 2011 |
| UNIVERSITY TOWN CENTER<br>Norman, OK | 18,690 | 5,471 | 26,506 | — | 5,471 | 26,506 | 31,977 | 652 | 2009 | 2011 |
| PICK N SAVE GROCERY STORE<br>Burlington, WI | 4,490 | 923 | 5,993 | — | 923 | 5,993 | 6,916 | 149 | 2009 | 2011 |
| WALGREENS - LAKE MARY<br>Lake Mary, FL | 5,080 | 1,743 | 7,031 | — | 1,743 | 7,031 | 8,774 | 151 | 2009 | 2011 |
| WALGREENS PLAZA<br>Jacksonville, NC | 4,650 | 1,031 | 7,320 | — | 1,031 | 7,320 | 8,351 | 158 | 2010 | 2011 |
| WALGREENS - HERITAGE SQUARE<br>Conyers, GA | 4,460 | 1,224 | 6,504 | — | 1,224 | 6,504 | 7,728 | 140 | 2010 | 2011 |
| PERIMETER WOODS<br>Charlotte, NC | 40,562 | 9,010 | 44,081 | — | 9,010 | 44,081 | 53,091 | 905 | 2008 | 2011 |
| DRAPER PEAKS<br>Draper, UT | 23,905 | 11,144 | 28,566 | — | 11,144 | 28,566 | 39,710 | 534 | 2007 | 2011 |
| SHOPPES AT PRAIRIE RIDGE<br>Pleasant Prairie, WI | 13,359 | 4,556 | 20,388 | — | 4,556 | 20,388 | 24,944 | 381 | 2009 | 2011 |

| | Initial Cost (A) | | | Cost Capitalized Subsequent to Acquisition (C) | Gross amount at which carried at end of period (B) | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Encumbrance | Land | Buildings and Improvements | | Land and Improvements | Buildings and Improvements | Total (D) | Accumulated Depreciation (E,F) | Date Constructed | Date of Acquisition |
| FAIRGROUNDS CROSSING<br>Hot Springs, AR | 13,453 | 6,163 | 14,356 | — | 6,163 | 14,356 | 20,519 | 270 | 2011 | 2011 |
| MULLINS CROSSING<br>Evans, GA | 21,898 | 5,683 | 30,263 | — | 5,683 | 30,263 | 35,946 | 355 | 2005 | 2011 |
| FOX POINT<br>Neenah, WI | 10,837 | 3,502 | 11,581 | 20 | 3,502 | 11,601 | 15,103 | 109 | 2008 | 2011 |
| HARVEST SQUARE<br>Harvest, AL | 6,800 | 2,317 | 8,529 | — | 2,317 | 8,529 | 10,846 | 26 | 2008 | 2011 |
| PALM COAST LANDING<br>Palm Coast, FL | — | 3,950 | 31,002 | — | 3,950 | 31,002 | 34,952 | — | 2010 | 2011 |
| DOLLAR GENERAL – SYCAMORE<br>Sycamore, AL | — | 215 | 577 | — | 215 | 577 | 792 | — | 2011 | 2011 |
| *Office* | | | | | | | | | | |
| SIEMENS' BUILDING<br>Buffalo Grove, IL | 10,250 | 4,426 | 9,880 | 405 | 4,426 | 10,285 | 14,711 | 484 | 2009 | 2010 |
| TIME WARNER CABLE DIVISION HQ<br>East Syracuse, NY | 9,100 | 682 | 15,408 | — | 682 | 15,408 | 16,090 | 588 | 2000 | 2010 |
| *Multi-Family* | | | | | | | | | | |
| THE CROSSINGS AT HILLCROFT<br>Houston, TX | 11,370 | 1,240 | 17,362 | — | 1,240 | 17,362 | 18,602 | 764 | 2007 | 2010 |
| *TOTAL (G):* | 463,664 | 170,460 | 627,988 | 4,201 | 170,460 | 632,189 | 802,649 | 20,042 | | |

## INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

**Schedule III (continued)**
**Real Estate and Accumulated Depreciation**
**(Dollars in thousands)**
December 31, 2011

Notes:

(A) The initial cost to the Company represents the original purchase price of the property, including estimated earnouts and other amounts incurred subsequent to acquisition which were contemplated at the time the property was acquired.

(B) The aggregate cost of real estate owned at December 31, 2011 for federal income tax purposes was approximately $910,405 (unaudited).

(C) Does not include construction in progress.

(D) Reconciliation of real estate owned:

| | Year ended December 31, 2011 | Year ended December 31, 2010 |
|---|---|---|
| Balance at beginning of period | $ 314,344 | $ 8,154 |
| Acquisitions | 484,101 | 306,190 |
| Improvements | 4,201 | - |
| Balance at close of period | $ 802,646 | $ 314,344 |

(E) Reconciliation of accumulated depreciation:

| | Year ended December 31, 2011 | Year ended December 31, 2010 |
|---|---|---|
| Balance at beginning of period | $ 3,329 | $ 17 |
| Depreciation expense | 16,715 | 3,312 |
| Balance at close of period | $ 20,044 | $ 3,329 |

(F) Depreciation is computed based upon the following estimated lives:

| | |
|---|---|
| Buildings and improvements | 15 – 30 years |
| Tenant improvements | Shorter of life of asset or term of the lease |

(G) Amounts in this table may not tie to the total due to rounding.

### Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

### Item 9A. Controls and Procedures

As required by Rule 13a-15(b) and Rule 15d-15(b) under the Exchange Act, our management, including our principal executive officer and our principal financial officer, evaluated as of December 31, 2011, the effectiveness of our disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e) and Rule 15d-15(e). Based on that evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures, as of December 31, 2011, were effective for the purpose of ensuring that information required to be disclosed by us in this report is recorded, processed, summarized and reported within the time periods specified by the rules and forms of the Exchange Act and is accumulated and communicated to management, including the principal executive officer and principal financial and accounting officer, as appropriate to allow timely decisions regarding required disclosures.

### Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Our management, including our principal executive officer and principal financial officer, evaluated as of December 31, 2011, the effectiveness of our internal control over financial reporting based on the framework in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation, our management has concluded that we maintained effective internal control over financial reporting as of December 31, 2011.

This annual report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's independent registered public accounting firm pursuant to permanent rules adopted by the Securities and Exchange Commission, permitting the Company to provide only management's report in this annual report.

### Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during the fourth quarter of 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

### Item 9B. Other Information

None.

## Part III

### Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item will be presented in our definitive proxy statement for our 2012 annual meeting of stockholders which we anticipate filing with the SEC no later than April 29, 2012, and is incorporated by reference into this Item 10.

We have adopted a code of ethics, which is available on our website free of charge at http://www.inlanddiversified.com. We will provide the code of ethics free of charge upon request to our customer relations group.

### Item 11. Executive Compensation

The information required by this Item will be presented in our definitive proxy statement for our 2012 annual meeting of stockholders which we anticipate filing with the SEC no later than April 29, 2012, and is incorporated by reference into this Item 11.

### Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item will be presented in our definitive proxy statement for our 2012 annual meeting of stockholders which we anticipate filing with the SEC no later than April 29, 2012 and is incorporated by reference into this Item 12.

### Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item will be presented in our definitive proxy statement for our 2012 annual meeting of stockholders which we anticipate filing with the SEC no later than April 29, 2012 and is incorporated by reference into this Item 13.

### Item 14. Principal Accounting Fees and Services

The information required by this Item will be presented in our definitive proxy statement for our 2012 annual meeting of stockholders which we anticipate filing with the SEC no later than April 29, 2012, and is incorporated by reference into this Item 14.

## Part IV

### Item 15. Exhibits and Financial Statement Schedules

(a) List of documents filed:

(1) Financial Statements:

Report of Independent Registered Public Accounting Firm

The consolidated financial statements of the Company are set forth in the report in Item 8.

(2) Financial Statement Schedules:

Financial statement schedule for the year ended December 31, 2011 is submitted herewith.

Real Estate and Accumulated Depreciation (Schedule III)

(3) Exhibits:

The list of exhibits filed as part of this Annual Report is set forth on the Exhibit Index attached hereto.

(b) Exhibits:

The exhibits filed in response to Item 601 of Regulation S-K are listed on the Exhibit Index attached hereto.

(c) Financial Statement Schedules

All schedules other than those indicated in the index have been omitted as the required information is inapplicable or the information is presented in the consolidated financial statements or related notes.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**INLAND DIVERSIFIED REAL ESTATE TRUST, INC.**

/s/ Barry L. Lazarus

By: Barry L. Lazarus
President and principal executive officer

Date: March 15, 2012

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| | Signature | Title | Date |
|---|---|---|---|
| By: | /s/ Robert D. Parks | | March 15, 2012 |
| Name: | Robert D. Parks | Director and chairman of the board | |
| By: | /s/ Barry L. Lazarus | Director and president | March 15, 2012 |
| Name: | Barry L. Lazarus | (principal executive officer) | |
| By: | /s/ Steven T. Hippel | Treasurer and chief accounting officer | March 15, 2012 |
| Name: | Steven T. Hippel | (principal financial officer) | |
| By: | /s/ Brenda G. Gujral | | March 15, 2012 |
| Name: | Brenda G. Gujral | Director | |
| By: | /s/ Lee A. Daniels | | March 15, 2012 |
| Name: | Lee A. Daniels | Director | |
| By: | /s/ Heidi N. Lawton | | March 15, 2012 |
| Name: | Heidi N. Lawton | Director | |
| By: | /s/ Gerald W. Grupe | | March 15, 2012 |
| Name: | Gerald W. Grupe | Director | |
| By: | /s/ Charles H. Wurtzebach | | March 15, 2012 |
| Name: | Charles H. Wurtzebach | Director | |

## Exhibit Index

| Exhibit No. | Description |
|---|---|
| 3.1 | First Articles of Amendment and Restatement of Inland Diversified Real Estate Trust, Inc. (incorporated by reference to Exhibit 3.1 to Amendment No. 5 to the Registrant's Form S-11 Registration Statement, as filed by the Registrant with the Securities and Exchange Commission on August 19, 2009 (file number 333-153356)) |
| 3.2 | Amended and Restated Bylaws of Inland Diversified Real Estate Trust, Inc., effective August 12, 2009 (incorporated by reference to Exhibit 3.2 to Amendment No. 5 to the Registrant's Form S-11 Registration Statement, as filed by the Registrant with the Securities and Exchange Commission on August 19, 2009 (file number 333-153356)) |
| 4.1 | Distribution Reinvestment Plan (incorporated by reference to Exhibit 4.1 to Amendment No. 5 to the Registrant's Form S-11 Registration Statement, as filed by the Registrant with the Securities and Exchange Commission on August 19, 2009 (file number 333-153356)) |
| 4.2 | Amended and Restated Share Repurchase Program (incorporated by reference to Exhibit 4.2 to Post-Effective Amendment No. 3 to the Registrant's Form S-11 Registration Statement, as filed by the Registrant with the Securities and Exchange Commission on April 16, 2010 (file number 333-153356)) |
| 4.3 | Statement regarding restrictions on transferability of shares of common stock (to appear on stock certificate or to be sent upon request and without charge to stockholders issued shares without certificates) (incorporated by reference to Exhibit 4.3 to the Registrant's Form S-11 Registration Statement, as filed by the Registrant with the Securities and Exchange Commission on September 5, 2008 (file number 333-153356)) |
| 10.1 | Amended and Restated Business Management Agreement, effective as of September 8, 2011, by and among Inland Diversified Real Estate Trust, Inc., Inland Diversified Business Manager & Advisor, Inc. and Inland Real Estate Investment Corporation (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on September 14, 2011) |
| 10.2 | Amended and Restated Master Real Estate Management Agreement, effective as of September 8, 2011, by and between Inland Diversified Real Estate Trust, Inc. and Inland Diversified Real Estate Services LLC (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on September 14, 2011) |
| 10.3 | Amended and Restated Master Real Estate Management Agreement, effective as of September 8, 2011, by and between Inland Diversified Real Estate Trust, Inc. and Inland Diversified Asset Services LLC (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on September 14, 2011) |
| 10.4 | Amended and Restated Master Real Estate Management Agreement, effective as of September 8, 2011, by and between Inland Diversified Real Estate Trust, Inc. and Inland Diversified Leasing Services LLC (incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on September 14, 2011) |
| 10.5 | Amended and Restated Master Real Estate Management Agreement, effective as of September 8, 2011, by and between Inland Diversified Real Estate Trust, Inc. and Inland Diversified Development Services LLC (incorporated by reference to Exhibit 10.5 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on September 14, 2011) |
| 10.6 | Purchase and Sale Agreement, dated as of December 23, 2010, by and between Prattcenter, LLC and Inland Real Estate Acquisitions, Inc., as amended by the First Amendment, dated as of January 24, 2011, the Second Amendment, dated as of February 4, 2011, the Third Amendment, dated as of February 14, 2011, the Fourth Amendment, dated as of March 1, 2011, the Fifth Amendment, dated as of March 10, 2011, the Sixth Amendment, dated as of March 10, 2011 and the Seventh Amendment, dated as of March 10, 2011 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on March 17, 2011) |

| | |
|---|---|
| 10.7 | Assignment, dated as of March 11, 2011, by and between Inland Real Estate Acquisitions, Inc. and Inland Diversified Prattville Legends, L.L.C. (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on March 17, 2011) |
| 10.8 | Assignment and Assumption of Leases, dated as of March 11, 2011, by and between Prattcenter, LLC and Inland Diversified Prattville Legends, L.L.C. (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on March 17, 2011) |
| 10.9 | Earnout Agreement, dated as of March 11, 2011, by and between Prattcenter, LLC and Inland Diversified Prattville Legends, L.L.C. (incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on March 17, 2011) |
| 10.10 | Post Closing and Indemnity Agreement, dated as of March 11, 2011, by and between Prattcenter, LLC and Inland Diversified Prattville Legends, L.L.C. (incorporated by reference to Exhibit 10.5 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on March 17, 2011) |
| 10.11 | Purchase and Sale Agreement, dated as of December 23, 2010, by and between Reames Investors, L.L.C. and Inland Real Estate Acquisitions, Inc., as amended by the First Amendment, dated as of February 14, 2011, the Second Amendment, dated as of March 1, 2011, the Third Amendment, dated as of March 4, 2011, the Fourth Amendment, dated as of March 8, 2011 and the Fifth Amendment, dated as of March 10, 2011 (incorporated by reference to Exhibit 10.6 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on March 17, 2011) |
| 10.12 | Assignment, dated as of March 11, 2011, by and between Inland Real Estate Acquisitions, Inc. and Inland Diversified Charlotte Northcrest, L.L.C. (incorporated by reference to Exhibit 10.7 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on March 17, 2011) |
| 10.13 | Assignment and Assumption of Leases, dated as of March 11, 2011, by and between Reames Investors, L.L.C. and Inland Diversified Charlotte Northcrest, L.L.C. (incorporated by reference to Exhibit 10.8 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on March 17, 2011) |
| 10.14 | Earnout Agreement, dated as of March 11, 2011, by and between Reams Investors, L.L.C. and Inland Diversified Charlotte Northcrest, L.L.C. (incorporated by reference to Exhibit 10.9 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on March 17, 2011) |
| 10.15 | Post Closing and Indemnity Agreement, dated as of March 11, 2011, by and between Reams Investors, L.L.C. and Inland Diversified Charlotte Northcrest, L.L.C. (incorporated by reference to Exhibit 10.10 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on March 17, 2011) |
| 10.16 | First Amendment to Credit Agreement, dated as of March 15, 2011, by and among Inland Diversified Real Estate Trust, Inc., Key Bank National Association as administrative agent and the several banks, financial institutions and other entities that may from time to time become parties thereto, as lenders (incorporated by reference to Exhibit 10.11 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on March 17, 2011) |
| 10.17 | Agreement of Purchase and Sale of Shopping Center, dated as of November 18, 2010, by and between Mountain Ventures Virginia Beach, L.L.C. and Inland Real Estate Acquisitions, Inc., as amended by the First Amendment, dated as of January 18, 2011, the Second Amendment, dated as of January 28, 2011, the Third Amendment, dated as of February 3, 2011, the Fourth Amendment, dated as of February 10, 2011, the Fifth Amendment, dated as of February 17, 2011, the Sixth Amendment, dated as of March 10, 2011 and the Seventh Amendment, dated as of March 23, 2011 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on March 31, 2011) |

| | |
|---|---|
| 10.18 | Assignment, dated as of March 25, 2011, by and between Inland Real Estate Acquisitions, Inc. and Inland Diversified Virginia Beach Landstown, L.L.C. (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on March 31, 2011) |
| 10.19 | Assignment of Leases, dated as of March 25, 2011, by Mountain Ventures Virginia Beach, L.L.C. for the benefit of Inland Diversified Virginia Beach Landstown, L.L.C. (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on March 31, 2011) |
| 10.20 | Post Closing Agreement, dated as of March 25, 2011, by and between Mountain Ventures Virginia Beach, L.L.C. and Inland Diversified Virginia Beach Landstown, L.L.C. (incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on March 31, 2011) |
| 10.21 | Term Loan Agreement, dated as of March 25, 2011, by and between Inland Diversified Virginia Beach Landstown, L.L.C., as borrower, and Bank of America, N.A., as lender (incorporated by reference to Exhibit 10.5 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on March 31, 2011) |
| 10.22 | Promissory Note, dated as of March 25, 2011, by Inland Diversified Virginia Beach Landstown, L.L.C. for the benefit of Bank of America, N.A. (incorporated by reference to Exhibit 10.6 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on March 31, 2011) |
| 10.23 | Guaranty Agreement, dated as of March 25, 2011, by Inland Diversified Real Estate Trust, Inc. in favor of Bank of America, N.A. (incorporated by reference to Exhibit 10.7 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on March 31, 2011) |
| 10.24 | Environmental Indemnification and Release Agreement, dated as of March 25, 2011, by and between Inland Diversified Virginia Beach Landstown, L.L.C. and Bank of America, N.A. (incorporated by reference to Exhibit 10.8 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on March 31, 2011) |
| 10.25 | Purchase and Sale Agreement, dated as of December 23, 2010, by and between UTC I, LLC and Inland Real Estate Acquisitions, Inc., as amended by the First Amendment, dated as of January 24, 2011, the Second Amendment, dated as of February 4, 2011, the Third Amendment, dated as of February 14, 2011, the Fourth Amendment, dated as of March 1, 2011, the Fifth Amendment, dated as of March 4, 2011, the Sixth Amendment, dated as of March 8, 2011, the Seventh Amendment, dated as of March 10, 2011, the Eighth Amendment, dated as of March 24, 2011, the Ninth Amendment, dated as of April 15, 2011 and the Tenth Amendment, dated as of April 29, 2011 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on May 5, 2011) |
| 10.26 | Assignment, dated as of April 29, 2011, by Inland Real Estate Acquisitions, Inc. to and for the benefit of Inland Diversified Norman University, L.L.C. (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on May 5, 2011) |
| 10.27 | Assignment and Assumption of Leases, dated as of April 29, 2011, by UTC I, LLC for the benefit of Inland Diversified Norman University, L.L.C. (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on May 5, 2011) |
| 10.28 | Post Closing and Indemnity Agreement, dated as of April 29, 2011, by and between UTC I, LLC and Inland Diversified Norman University, L.L.C. (incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on May 5, 2011) |
| 10.29 | Loan Agreement, dated as of April 29, 2011, by and between Inland Diversified Prattville Legends, L.L.C., as borrower, and JPMorgan Chase Bank, National Association, as lender (incorporated by reference to Exhibit 10.5 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on May 5, 2011) |

| | |
|---|---|
| 10.30 | Promissory Note, dated as of April 29, 2011, by Inland Diversified Prattville Legends, L.L.C. for the benefit of JPMorgan Chase Bank, National Association (incorporated by reference to Exhibit 10.6 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on May 5, 2011) |
| 10.31 | Guaranty Agreement, dated as of April 29, 2011, by Inland Diversified Real Estate Trust, Inc. for the benefit of JPMorgan Chase Bank, National Association (incorporated by reference to Exhibit 10.7 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on May 5, 2011) |
| 10.32 | Environmental Indemnification Agreement, dated as of April 29, 2011, by and between Inland Diversified Prattville Legends, L.L.C. and Inland Diversified Real Estate Trust, Inc. in favor of JPMorgan Chase Bank, National Association (incorporated by reference to Exhibit 10.8 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on May 5, 2011) |
| 10.33 | Loan Agreement, dated as of April 29, 2011, by and between Inland Diversified Charlotte Northcrest, L.L.C., as borrower, and JPMorgan Chase Bank, National Association, as lender (incorporated by reference to Exhibit 10.9 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on May 5, 2011) |
| 10.34 | Promissory Note, dated as of April 29, 2011, by Inland Diversified Charlotte Northcrest, L.L.C. for the benefit of JPMorgan Chase Bank, National Association (incorporated by reference to Exhibit 10.10 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on May 5, 2011) |
| 10.35 | Guaranty Agreement, dated as of April 29, 2011, by Inland Diversified Real Estate Trust, Inc. for the benefit of JPMorgan Chase Bank, National Association (incorporated by reference to Exhibit 10.11 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on May 5, 2011) |
| 10.36 | Environmental Indemnification Agreement, dated as of April 29, 2011, by and between Inland Diversified Charlotte Northcrest, L.L.C. and Inland Diversified Real Estate Trust, Inc. in favor of JPMorgan Chase Bank, National Association (incorporated by reference to Exhibit 10.12 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on May 5, 2011) |
| 10.37 | Loan Agreement, dated as of May 19, 2011, by and between Inland Diversified Norman University, L.L.C., as borrower, and JPMorgan Chase Bank, National Association, as lender (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on May 25, 2011) |
| 10.38 | Promissory Note, dated as of May 19, 2011, by Inland Diversified Norman University, L.L.C. for the benefit of JPMorgan Chase Bank, National Association (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on May 25, 2011) |
| 10.39 | Guaranty Agreement, dated as of May 19, 2011, by Inland Diversified Real Estate Trust, Inc. for the benefit of JPMorgan Chase Bank, National Association (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on May 25, 2011) |
| 10.40 | Environmental Indemnification Agreement, dated as of May 19, 2011, by and between Inland Diversified Norman University, L.L.C. and Inland Diversified Real Estate Trust, Inc. in favor of JPMorgan Chase Bank, National Association (incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on May 25, 2011) |

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|---|---|
| 10.41 | Purchase and Sale Agreement, dated as of December 23, 2010, by and between Perimeter Woods Retail SAE, LLC and Inland Real Estate Acquisitions, Inc., as amended by the First Amendment, dated as of January 24, 2011, the Second Amendment, dated as of February 4, 2011, the Third Amendment, dated as of February 14, 2011, the Fourth Amendment, dated as of March 1, 2011, the Fifth Amendment, dated as of March 4, 2011, the Sixth Amendment, dated as of March 8, 2011, the Seventh Amendment, dated as of March 10, 2011 and the Eighth Amendment, dated as of May 12, 2011 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on June 7, 2011) |
| 10.42 | Assignment, dated as of June 1, 2011, by Inland Real Estate Acquisitions, Inc. to and for the benefit of Inland Diversified Charlotte Perimeter Woods, L.L.C. (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on June 7, 2011) |
| 10.43 | Assignment and Assumption of Leases, dated as of June 1, 2011, by Perimeter Woods Retail SAE, LLC for the benefit of Inland Diversified Charlotte Perimeter Woods, L.L.C. (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on June 7, 2011) |
| 10.44 | Post Closing and Indemnity Agreement, dated as of June 1, 2011, by and between Perimeter Woods Retail SAE, LLC and Inland Diversified Charlotte Perimeter Woods, L.L.C. (incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on June 7, 2011) |
| 10.45 | Loan Assumption Agreement, dated as of June 1, 2011, by and between Inland Diversified Charlotte Perimeter Woods, L.L.C., as borrower, and Jackson National Life Insurance Company, as lender (incorporated by reference to Exhibit 10.5 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on June 7, 2011) |
| 10.46 | Assumption and Modification Agreement, dated as of June 1, 2011, by Inland Diversified Charlotte Perimeter Woods, L.L.C. for the benefit of Jackson National Life Insurance Company (incorporated by reference to Exhibit 10.6 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on June 7, 2011) |
| 10.47 | Indemnification Agreement, dated as of June 1, 2011, by Inland Diversified Real Estate Trust, Inc. for the benefit of Jackson National Life Insurance Company (incorporated by reference to Exhibit 10.7 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on June 7, 2011) |
| 10.48 | Environmental Indemnity Agreement, dated as of June 1, 2011, by and between Inland Diversified Charlotte Perimeter Woods, L.L.C. and Inland Diversified Real Estate Trust, Inc., as Indemnitor, in favor of Jackson National Life Insurance Company (incorporated by reference to Exhibit 10.8 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on June 7, 2011) |
| 10.49 | Letter Agreement, dated as of April 27, 2010, by and between Draper Peaks, L.L.C. and Inland Real Estate Acquisitions, Inc., as amended (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on June 23, 2011) |
| 10.50 | Assignment, dated as of June 17, 2011, by and between Inland Real Estate Acquisitions, Inc. to and for the benefit of Inland Diversified Draper Peaks, L.L.C. (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on June 23, 2011) |
| 10.51 | Assignment of Leases, dated as of June 17, 2011, by and between Draper Peaks, L.L.C. for the benefit of Inland Diversified Draper Peaks, L.L.C. (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on June 23, 2011) |
| 10.52 | Guaranty, dated as of June 17, 2011, by and between Draper Peaks, L.L.C. and Inland Diversified Draper Peaks, L.L.C. (incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on June 23, 2011) |

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|---|---|
| 10.53 | Purchase and Sale Agreement, dated as of December 23, 2010, by and among Mullins Crossing, LLC and Mullins Crossing Out Parcels, LLC and Inland Real Estate Acquisitions, Inc., as amended by the First Amendment, dated as of January 25, 2011, the Second Amendment, dated as of February 4, 2011, the Third Amendment, dated as of February 14, 2011, the Fourth Amendment, dated as of March 1, 2011, the Fifth Amendment, dated as of March 4, 2011, the Sixth Amendment, dated as of March 8, 2011, the Seventh Amendment, dated as of March 10, 2011, the Eighth Amendment, dated as of May 11, 2011, the Ninth Amendment, dated as of June 8, 2011, the Tenth Amendment, dated as of June 29, 2011, the Eleventh Amendment, dated as of July 14, 2011, the Twelfth Amendment, dated as of August 1, 2011, the Thirteenth Amendment, dated as of August 15, 2011, the Fourteenth Amendment, dated as of August 18, 2011 (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on August 24, 2011) |
| 10.54 | Assignment, dated as of August 18, 2011, by Inland Real Estate Acquisitions, Inc. to and for the benefit of Inland Diversified Evans Mullins Outlots, L.L.C. (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on August 24, 2011) |
| 10.55 | Assignment, dated as of August 18, 2011, by Inland Real Estate Acquisitions, Inc. to and for the benefit of Inland Diversified Evans Mullins, L.L.C. (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on August 24, 2011) |
| 10.56 | Assignment and Assumption of Leases, dated as of August 18, 2011, by Mullins Crossing Out Parcels, LLC to Inland Diversified Evans Mullins Outlots, L.L.C. (incorporated by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on August 24, 2011) |
| 10.57 | Assignment and Assumption of Leases, dated as of August 18, 2011, by Mullins Crossing, LLC to Inland Diversified Evans Mullins, L.L.C. (incorporated by reference to Exhibit 10.5 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on August 24, 2011) |
| 10.58 | Post Closing and Indemnity Agreement, dated as of August 18, 2011, by and among Inland Diversified Evans Mullins, L.L.C. and Inland Diversified Evans Mullins Outlots, L.L.C. and Mullins Crossing, LLC and Mullins Crossing Out Parcels, LLC (incorporated by reference to Exhibit 10.6 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on August 24, 2011) |
| 10.59 | Assumption Agreement, dated as of August 18, 2011, by and among U.S. Bank National Association, as Trustee, Successor-In-Interest to Bank of America, N.A., in its capacity as Trustee, Successor to Wells Fargo Bank, N.A., in its capacity as Trustee, for the registered holders of GS Mortgage Securities Corporation II, Commercial Mortgage Pass-Through Certificates Series 2006 GG8, as Noteholder, Mullins Crossing, LLC, as Borrower, Inland Diversified Evans Mullins, L.L.C., as Assumptor, and Inland Diversified Real Estate Trust, Inc., as New Guarantor (incorporated by reference to Exhibit 10.7 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on August 24, 2011) |
| 10.60 | Limited Payment Guaranty, dated as of August 18, 2011, by Inland Diversified Real Estate Trust, Inc. for the benefit of U.S. Bank National Association, as Trustee, Successor-In-Interest to Bank of America, N.A., in its capacity as Trustee, Successor to Wells Fargo Bank, N.A., in its capacity as Trustee, for the registered holders of GS Mortgage Securities Corporation II, Commercial Mortgage Pass-Through Certificates Series 2006 GG8, its Successors and Assigns (incorporated by reference to Exhibit 10.8 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on August 24, 2011) |
| 10.61 | Guaranty of Recourse Obligations, dated as of August 18, 2011, by Inland Diversified Real Estate Trust, Inc. in favor of U.S. Bank National Association, as Trustee, Successor-In-Interest to Bank of America, N.A., in its capacity as Trustee, Successor to Wells Fargo Bank, N.A., in its capacity as Trustee, for the registered holders of GS Mortgage Securities Corporation II, Commercial Mortgage Pass-Through Certificates Series 2006 GG8 (incorporated by reference to Exhibit 10.9 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on August 24, 2011) |

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|---|---|
| 10.62 | Environmental and Hazardous Substance Indemnification Agreement, dated as of August 18, 2011, by and between Inland Diversified Evans Mullins, L.L.C. and Inland Diversified Real Estate Trust, Inc., collectively, the Indemnitor, to and for the benefit of U.S. Bank National Association, as Trustee, Successor-In-Interest to Bank of America, N.A., in its capacity as Trustee, Successor to Wells Fargo Bank, N.A., in its capacity as Trustee, for the registered holders of GS Mortgage Securities Corporation II, Commercial Mortgage Pass-Through Certificates Series 2006 GG8 (incorporated by reference to Exhibit 10.10 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on August 24, 2011) |
| 21.1 | Subsidiaries of the Registrant* |
| 31.1 | Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002* |
| 31.2 | Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002* |
| 32.1 | Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002* |
| 32.2 | Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002* |
| 99.1 | First Amendment to the Amended and Restated Share Repurchase Program of Inland Diversified Real Estate Trust, Inc., effective November 1, 2011 (incorporated by reference to Exhibit 99.1 to the Registrant's Current Report on Form 8-K, as filed by the Registrant with the Securities and Exchange Commission on September 14, 2011) |
| 101 | The following financial information from our Annual Report on Form 10-K for the year ended December 31, 2011, filed with the Securities and Exchange Commission on March 15, 2012, is formatted in Extensible Business Reporting Language ("XBRL"): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations and Other Comprehensive Income, (iii) Consolidated Statements of Equity, (iv) Consolidated Statements of Cash Flows (v) Notes to Consolidated Financial Statements (tagged as blocks of text). (1) |

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* Filed as part of this Annual Report on Form 10-K.

(1) The XBRL related information in Exhibit 101 to this Annual Report on Form 10-K shall not be deemed "filed" for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, or otherwise subject to liability of that section and shall not be incorporated by reference into any filing or other document pursuant to the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing or document.

(This page has been left blank intentionally.)

**Exhibit 31.1**

## Certification of Principal Executive Officer

I, Barry L. Lazarus, certify that:

1. I have reviewed this Annual Report on Form 10-K of Inland Diversified Real Estate Trust, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ Barry L. Lazarus

Name: Barry L. Lazarus
Title: President (principal executive officer)
Date: March 15, 2012

**Exhibit 31.2**

## Certification of Principal Financial Officer

I, Steven T. Hippel, certify that:

1. I have reviewed this Annual Report on Form 10-K of Inland Diversified Real Estate Trust, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ Steven T. Hippel

Name: Steven T. Hippel
Title: Treasurer and chief accounting officer (principal financial officer)
Date: March 15, 2012

**Exhibit 32.1**

**Certification Pursuant to**
**18 U.S.C. Section 1350, as Adopted Pursuant to**
**Section 906 of the Sarbanes-Oxley Act of 2002**

In connection with the Annual Report on Form 10-K of Inland Diversified Real Estate Trust, Inc. (the "Company") for the fiscal year ended December 31, 2011, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Barry L. Lazarus, president of the Company, certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 15, 2012

| | |
|---|---|
| By: | /s/ Barry L. Lazarus |
| Name: | Barry L. Lazarus |
| Title: | President (principal executive officer) |

This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended. A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

**Exhibit 32.2**

**Certification Pursuant to**
**18 U.S.C. Section 1350, as Adopted Pursuant to**
**Section 906 of the Sarbanes-Oxley Act of 2002**

In connection with the Annual Report on Form 10-K of Inland Diversified Real Estate Trust, Inc. (the "Company") for the fiscal year ended December 31, 2011, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Steven T. Hippel, treasurer and chief accounting officer of the Company, certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(3) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 15, 2012

By: /s/ Steven T. Hippel
Name: Steven T. Hippel
Title: Treasurer and chief accounting officer (principal financial officer)

This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended. A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Printed on recycled paper

# Inland Diversified Real Estate Trust, Inc.

## Board of Directors



**Robert D. Parks**
Chairman and Director



**Barry L. Lazarus**
President, Chief Operating Officer and Director



**Brenda G. Gujral**
Director



**Lee A. Daniels**
Independent Director



**Gerald W. Grupe**
Independent Director



**Heidi N. Lawton**
Independent Director



**Charles H. Wurtzebach**
Independent Director

### General Counsel
Shefsky & Froelich, Ltd.
111 East Wacker Drive
Suite 2800
Chicago, IL 60601

### Independent Auditors
KPMG LLP
303 East Wacker Drive
Chicago, IL 60601

### Transfer Agent
DST Systems, Inc.
P.O. Box 219287
Kansas City, MO 64121-9287

### Corporate Office
2901 Butterfield Road
Oak Brook, IL 60523
Toll Free 800.826.8228
Phone 630.218.8000
www.inlanddiversified.com

### Annual Stockholders Meeting
The Inland Diversified Real Estate Trust, Inc. Annual Stockholders Meeting is scheduled to be held on Wednesday, June 13, 2012 at 10:00am (CT) at the Inland Corporate Office Located at 2901 Butterfield Road, Oak Brook, IL 60523.

### Investor Services
If you have any questions, please contact your Financial Advisor or Inland Investor Services at 800.826.8228 or by email at custserv@inland-investments.com.


INLAND
INLAND
DIVERSIFIED
REAL ESTATE TRUST, INC.


PETCO
LOWE'S
BED BATH & BEYOND
LifeWay
Michaels
PETSMART

Draper Peaks - Draper, UT

Perimeter Woods Shopping Center - Charlotte, NC

Fairgrounds Crossing - Hot Springs, AR

Inland Diversified Real Estate Trust, Inc.
2901 Butterfield Road
Oak Brook, IL 60523
800.826.8228
www.inlanddiversified.com